This draft registration statement is confidentially submitted to the U.S. Securities and Exchange Commission. This draft registration statement has not been filed publicly with the U.S. Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-[        ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

WEBUY GLOBAL LTD.
(Exact name of registrant as specified in its charter)

Cayman Islands	7389	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS. Employer Identification Number)

18 Tampines Industrial Crescent #04-03

Space@Tampines, Singapore 528605

+65 8859 9762

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

(212) 947-7200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With a Copy to:

William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Yarona L. Yieh, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 212-588-0022	Ying Li, Esq. Guillaume de Sampigny, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 212-530-2210

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby files this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 2022

Ordinary Shares

WEBUY GLOBAL LTD

This is the initial public offering of the ordinary shares of WEBUY GLOBAL LTD, a Cayman Islands exempted company, and we are offering        ordinary shares, par value $0.001 per share. The offering price of our ordinary shares in this offering will be between US$    and US$     per share. Prior to this offering, there has been no public market for our ordinary shares.

We are applying to list our ordinary shares on the Nasdaq Capital Market under the symbol WBUY. It is a condition to the closing of this offering that our ordinary shares qualify for listing on a national securities exchange, though our application might not be approved, and this offering may not be completed. There is no established public trading market for the ordinary shares and such a market might never develop.

We are an “emerging growth company” as defined in section 3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are therefore eligible for certain exemptions from various reporting requirements applicable to reporting companies under the Exchange Act. (See “Exemptions Under the Jumpstart Our Business Startups Act.”)

Investing in our ordinary shares involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our ordinary shares in “Risk Factors” beginning on page 11.

We are a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company disclosure and reporting requirements.

ii

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL(4)
Initial public offering price(1)	$	$
Underwriting discounts(2)	$	$
Proceeds to us, before expenses(3)	$	$

(1)	Initial public offering price per share is assumed as $ per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(2)

We have agreed to pay the underwriters a discount equal to 4.5% of the gross proceeds of the offering. We will also pay to the representative of the underwriters non-accountable expenses equal to 1% of the gross proceeds of the offering. We have also agreed to reimburse certain accountable expenses to the representative, including the representative’s legal fees, background check expenses and all other expenses related to the offering. For a description of the other compensation to be received by the underwriters, see “Underwriting” beginning on page 128.

(3)	Excludes fees and expenses payable to the underwriters. The total amount of underwriters’ expenses related to this offering is set forth in the section entitled “Underwriting.”

(4)

Assumes that the underwriters do not exercise any portion of their 45-day option to purchase up to an additional       ordinary shares (equal to 15% of the ordinary shares sold in the offering), solely to cover over-allotments, at the public offering price less the underwriting discounts.

We expect our total cash expenses for this offering to be approximately $     , exclusive of the above discounts and expenses payable to the underwriters. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting” beginning on page 128.

This offering is being conducted on a firm commitment basis. The underwriters have agreed to purchase and pay for all of the ordinary shares offered by this prospectus if they purchase any ordinary shares.

The underwriters expect to deliver the ordinary shares against payment as set forth under “Underwriting”, on page 128.

Prospectus dated                    , 2022.

iii

iv

You should rely only on the information contained in this prospectus and the documents we incorporate by reference in this prospectus. We have not authorized anyone to provide you with different information. We do not take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell the securities in any jurisdiction where the offer or sale thereof is not permitted. The information contained in this prospectus or incorporated by reference in this prospectus is accurate only as of the respective date of such information, regardless of the time of delivery of this prospectus or of any sale or offer to sell hereunder. You should not assume that the information appearing in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

To the extent this prospectus contains summaries of the documents referred to herein, you are directed to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed, or will be incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of such documents as described below in the section titled “Where You Can Find Additional Information.”

Until and including             , 2022 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

v

ABOUT THIS PROSPECTUS

Except as otherwise set forth in this prospectus, neither we nor the underwriters have taken any action to permit a public offering of these securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of these securities and the distribution of this prospectus outside the United States.

For investors outside of the United States of America (the “United States” or the “U.S.”): Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our ordinary shares and the distribution of this prospectus outside of the United States.

Webuy’s reporting currency is the United States dollar. The functional currencies of New Retail and its subsidiaries are their local currencies (Singapore dollar). New Retail engages in foreign currency denominated transactions with customers and suppliers, as well as between subsidiaries with different functional currencies. Gains and losses resulting from transactions denominated in non-functional currencies are recognized in earnings.

Unless otherwise noted, (i) all industry and market data in this prospectus is presented in U.S. dollars, (ii) all financial and other data related to our company in this prospectus is presented in U.S. dollars, (iii) all references to “$” or “USD” in this prospectus (other than in our financial statements) refer to U.S. dollars, (iv) all references to “S$” or “SGD” in this prospectus refer to Singapore dollars, and (v) all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

Our fiscal year end is December 31. References to a particular “fiscal year” are to our fiscal year ended December 31 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”).

We obtained the industry, market, and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. We have commissioned the industry report from Frost and Sullivan Limited (“Frost & Sullivan).  Industry publications, research, surveys, studies, and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

This prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

1

PROSPECTUS SUMMARY

The following summary highlights, and should be read in conjunction with, the more detailed information contained elsewhere in this prospectus. You should carefully read the entire document, including our historical and pro forma financial statements and related notes, to understand our business, the ordinary shares, and the other considerations that are important to your decision to invest in the ordinary shares.

You should pay special attention to the “Risk Factors” section. Our actual results and future events may differ significantly based upon several factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus. Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Prospectus Conventions

Except where the context otherwise requires and for purposes of this prospectus only, references to:

•	“BBPL” are to Bear Bear Pte Ltd., a wholly owned subsidiary of New Retail;

•	“New Retail” are to New Retail International Pte Ltd.;

•	“PTWB” are to PT Webuy Social Indonesia a 95% owned subsidiary of New Retail.

•	“Subsidiaries” are to The Shopaholic Bear Pte Ltd., Bear Bear Pte Ltd., and PT Webuy Social Indonesia.

•	“TSB” are to The Shopaholic Bear Pte Ltd., a wholly owned subsidiary of New Retail;

•	“We”, “us”, “our”, the “Company”, and “our company” are to WeBuy and its subsidiaries;

•	“WeBuy” are to WEBUY GLOBAL LTD, an exempted company with limited liability incorporated under the laws of Cayman Islands;

This prospectus contains translations of certain SGD amounts into US dollar amounts at specified rates solely for the convenience of the reader. All reference to “US dollars”, “USD”, “US$” or “$” are to United States dollars. The relevant exchange rates are listed below:

	December 31,	December 31,
	2021	2020

Period Ended USD:SGD exchange rate	1.35225	1.32425
Period Average USD:SGD exchange rate	1.3439	1.3775

2

Overview

We are an emerging Southeast Asian (“SEA”) community-oriented e-commerce retailor (“Community e-Commerce Retailor”) with a focus on grocery and travel. Electronic commerce (“e-commerce”) refers to a commercial transaction that involves the sale and purchase of products or services over the Internet. It involves the entire scope of online transactions from the sellers to buyers, including supply chain management, electronic funds transfer, Internet marketing, online transaction processing, electronic data interchange, inventory management systems, and automated data collection systems, and others. Community e-commerce is a form of e-commerce, where social media users with mutual interest and like-minded online behavior are connected, forming a community group within a network through online medium such as social media platforms and communication software including but not limited to Facebook, Instagram, WeChat, WhatsApp, Line, Tiktok or Youtube. It leverages personal interaction and word-of-mouth marketing to create personalized and targeted valuable insights to reach targeted audiences and potential customers. Such networks are generally formed according to the similarity of the members of a group including (i) location proximity amongst social media users in a group; and (ii) online shopping preference and behavior. Besides, a community leader is usually deployed in the community group undertaking responsibilities such as group management, event management and customer services.

We have achieved significant sales and growth since our inception. Our revenue was increased from US$12,311,750 in 2020 to US$22,295,682 in 2021. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Revenue” for a breakdown of our total revenues by geographic market for each of the last two financial years.

Our mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient cost-saving purchasing model. We are committed to developing a community-oriented e-commerce community platform in the Southeast Asia region and transforming the e-commerce model into a community-driven experience for consumers.

We believe that our ‘group buy’ business model has transformed conventional shopping avenues, as we are able to achieve attractive efficient cost-savings for our customers to enjoy the similar cost savings as a group purchase and bulk order, without having to undertake bulk purchases individually, through a community-centric manner. We believe that this model allows us to offer competitive prices for our customers, which enables us to be a more attractive shopping platform as compared to our competitors. Our business model has also disrupted the traditional supply chain by cutting out intermediaries to provide a “farm-to-table” supply model. This brings about cost savings to both last-mile suppliers as well as end consumers.

We attribute the success of our community-based business model to our low customer acquisition costs (CAC) and high customer retention rates. We consciously build and mold our services around the needs and trends of the local community so as to achieve low customer acquisition costs and high customer retention rates. This is done through our multi-pronged community-centric business model, where group leaders within each community (“Group Leaders”) would be responsible for a group of customers within a geographical location. Group Leaders, who are incentivized with commission rates paid by us, assist us in our customer acquisitions through offline roadshows where they are provided with marketing collaterals and free gifts for offline giveaways to engage and onboard new customers. Within their respective communities, Group Leaders are also responsible for consolidating orders towards a bulk purchase. We conduct our “group buy” purchases through both our Webuy mobile application, as well as through various social networking channels, such as WhatsApp, WeChat as well as our in-app chat. In each instance, a Group Leader will be assigned to each community group, based on the geographical location.

The core of our business centers around building a strong community network; our community-based platform enables Group Leaders and customers to engage in interactive shopping experience. By continuing to build a strong customer base and customer loyalty, we are able to transition into other product and service offerings such as travel packages, food delivery services and e-vouchers by leveraging the existing trust and familiarity with our brand.

Our social e-commerce community platform focuses on achieving a global reach and currently operates in Singapore and Indonesia. Since our inception in August 2019, we have served over 200,000 customers, with orders being collated and placed by over 3,000 Group Leaders. Group sales from customers in Indonesia comprised less than 10% of our group sales for 2020 and 2021. Since our official entry into the Indonesia market in March 2022, our sales have tripled over a three (3) month period.

3

Corporate Structure

Below is a chart illustrating our current corporate structure:

On August 29, 2022, the Company entered into a share swap agreement with New Retail, under which 100% of the ordinary shares of New Retail (16,644 shares) were acquired in exchange for 16,644 ordinary shares of Webuy. Upon closing of the share swap, New Retail became a wholly owned subsidiary of Webuy and the former shareholders of New Retail hold 100% of Webuy.

Our Business Model

Our social e-commerce community is built upon a “group buy” model, which fosters great customer engagement. On this platform, our customers are able to be part of a group purchase and enjoy lower prices, or purchase products and services individually. This also allows them to share purchase interests with their social network, strengthen existing connections and meet new acquaintances, and gain meaningful experience and additional shopping perks in the form of e-vouchers and sales commissions.

Our “group buy” model embraces a human element manifested in the Group Leader role offered to customers. Webuy and its network of suppliers work closely with its community of Group Leaders, forging a mutually dependent relationship to serve its customers. In helping to arrange for group purchases and delivery pick-up at a single location, these Group Leaders are significant in reducing Webuy’s user acquisition and logistics costs. These Group Leaders are well-equipped to carry out their delegated responsibility, being supported with technology tools, consistent training, marketing materials, and delivery services. An illustration of this model is below:

4

Competitive Strengths

We are committed to offering our customers product diversity, quality, and reliability. We believe we have several competitive strengths that will enable us to maintain and increase our market position in the industry. Our competitive strengths include:

•	We have a strong supply chain capability that allows us to build up our community by offering a more competitive value proposition than products offered through traditional supply chains.

•	We have a strong community network, the brand loyalty and positioning that provide us with a strong customer base when we venture into new product offerings and business segments.

•

We provide a competitive and comprehensive selection of product and service categories on our platform, including fresh produce, lifestyle daily essential items (including fast-moving consumer goods (“FMCG”)), e-vouchers and miscellaneous daily needs products.

•	Our executives and directors combine decades of on-the-ground local e-commerce operations and social media marketing experience, as well as professional expertise in the global finance field.

Our Growth Strategy

•	We will utilize strong supply chain capability to build a strong community network.

•	We will continue to leverage on our scalable business model to expand our business to neighboring countries such as Thailand, Vietnam and Malaysia.

5

Implication of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●

we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being an Emerging Growth Company

As a company with less than US$1.07 billion in revenues during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A”;

●

are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●

are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

6

Summaries of Risk Factors

Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risks Related to Our Business and Industry

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•

We operate in a competitive environment and may lose market share and customers if we fail to compete effectively. See “Risk Factors — Risks Related to Our Business and Industry — We operate in a competitive environment and may lose market share and customers if we fail to compete effectively.” on page 11.

•	We may face challenges in expanding our product offerings. See “Risk Factors — Risks Related to Our Business and Industry — We may face challenges in expanding our product offerings.” on page 12.

•

If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.” on page 13.

•

Our limited operating history makes it difficult to evaluate our business and prospects, and we may not be able to sustain our historical growth rates. See “Risk Factors — Risks Related to Our Business and Industry — Our limited operating history makes it difficult to evaluate our business and prospects, and we may not be able to sustain our historical growth rates.” on page 13.

•

If we or our suppliers fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions we operate, our business, financial condition, and results of operations may be materially and adversely impacted. See “Risk Factors — Risks Related to Our Business and Industry — If we or our suppliers fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions we operate, our business, financial condition, and results of operations may be materially and adversely impacted.” on page 15.

•

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company". See “Risk Factors — Risks Related to Our Business and Industry — We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an ‘emerging growth company’" on page 16.

•

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares. See “Risk Factors — Risks Related to Our Business and Industry — As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.” on page 16.

•

We are an “emerging growth company” within the meaning of the Securities Act and may take advantage of certain reduced disclosure and governance requirements applicable to emerging growth companies which may cause our ordinary shares to be less attractive to investors. See “Risk Factors — Risks Related to Our Business and Industry — We are an “emerging growth company” within the meaning of the Securities Act and may take advantage of certain reduced disclosure and governance requirements applicable to emerging growth companies which may cause our ordinary shares to be less attractive to investors.” on page 16.

•

If we are unable to maintain a strong customer base that attract new customers and repeat purchases from existing customers, or if we are unable to build and sustain an integrated ecosystem for the goods we carry, our business, financial condition and results of operations may be materially and adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — If we are unable to maintain a strong customer base that attract new customers and repeat purchases from existing customers, or if we are unable to build and sustain an integrated ecosystem for the goods we carry, our business, financial condition and results of operations may be materially and adversely affected.” on page 19.

•

If we fail to anticipate our customers' needs and provide offerings to attract and retain customers, or fail to adapt our services or business model to changing needs of our customers or emerging industry standards, our business may be materially and adversely affected. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to anticipate our customers' needs and provide offerings to attract and retain customers, or fail to adapt our services or business model to changing needs of our customers or emerging industry standards, our business may be materially and adversely affected.” on page 19.

•

If we fail to recruit new Group Leaders or keep our existing Group Leaders motivated, our business may suffer. See “Risk Factors — Risks Related to Our Business and Industry —If we fail to recruit new Group Leaders or keep our existing Group Leaders motivated, our business may suffer.” on page 21.

7

Risks Relating to this Offering and the Trading Market

•

There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you pay for them, or at all. See “Risk Factors — Risks Relating to this Offering and the Trading Market — There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you pay for them, or at all.” on page 26.

•

You will experience immediate and substantial dilution in the net tangible book value of ordinary shares purchased. See “Risk Factors — Risks Relating to this Offering and the Trading Market —You will experience immediate and substantial dilution in the net tangible book value of ordinary shares purchased.” on page 26.

•

We do not intend to pay dividends for the foreseeable future. See “Risk Factors — Risks Relating to this Offering and the Trading Market — We do not intend to pay dividends for the foreseeable future.” on page 26.

•

If a market for our ordinary shares ever develops, the market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the offering price. See “Risk Factors — Risks Relating to this Offering and the Trading Market — If a market for our ordinary shares ever develops, the market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the offering price.” on page 26.

•

Our management has broad discretion to determine how to use the funds raised in the initial public offering and may use them in ways that may not enhance our results of operations or the price of our ordinary shares. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Our management has broad discretion to determine how to use the funds raised in the initial public offering and may use them in ways that may not enhance our results of operations or the price of our ordinary shares.” on page 27.

•

There has been no prior public market for our ordinary shares and an active trading market may never develop or be sustained. See “Risk Factors — Risks Relating to this Offering and the Trading Market — There has been no prior public market for our ordinary shares and an active trading market may never develop or be sustained.” on page 27.

•

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer. See “Risk Factors — Risks Relating to this Offering and the Trading Market — Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.” on page 28.

•

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States. See “Risk Factors — Risks Relating to this Offering and the Trading Market — The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.” on page 28.

8

Risks Related to Countries Where We Operate

•

Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us. See “Risk Factors — Risks Related to Countries Where We Operate — Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.” on page 29.

•

Disruptions in the international trading environment may seriously decrease our international sales. See “Risk Factors — Risks Related to Countries Where We Operate — Disruptions in the international trading environment may seriously decrease our international sales.” on page 30.

•

Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence. See “Risk Factors — Risks Related to Countries Where We Operate — Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.” on page 30.

•

COVID-19 pandemic may increase in our costs on components and shipping. See “Risk Factors - Risks related to our Business and Industry - Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic.” on page 25.

Corporate Information

Our principal executive office is located at 18 Tampines Industrial Crescent #04-03 Space@Tampines, Singapore 528605. The telephone number of our principal executive offices is +65 8859 9762. Our registered agent in the Cayman Islands is Conyers Trust Company (Cayman) Limited. Our registered office and our registered agent’s office in the Cayman Islands are both located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 E 42nd St 18th Fl., New York, NY 10168. We maintain a website at www.webuysg.com. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website. It is included solely as an inactive textual reference.

9

THE OFFERING

Shares Offered	ordinary shares (or ordinary shares assuming that the underwriters exercise their over-allotment option in full)

Over-Allotment Option

We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the ordinary shares sold in this offering, solely to cover over-allotments, if any, at the initial public offering price less the underwriting discounts.

Ordinary shares outstanding prior to completion of this offering	ordinary shares

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full)

Voting Rights:

         ordinary shares are entitled to one (1) vote per share.

         , will hold approximately        % of the total votes, assuming that the underwriters do not exercise their over-allotment option, for our issued and outstanding share capital following the completion of this offering and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Shareholders” and “Description of Share Capital” for additional information.

Lock-up:

We, our directors, executive officers and shareholders holding 5% or more of the issued and outstanding ordinary shares, are expected to enter into a lock-up agreement with the representative not to sell, transfer or dispose of any ordinary shares for a period of three months after this Offering is completed. See “Shares Eligible for Future Sale” and “Underwriting.”

Listing:	We plan to list our ordinary shares on the Nasdaq Capital Market.

Proposed Nasdaq Capital Market Symbol:	“WBUY”

Transfer Agent:

Risk Factors:	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our ordinary shares.

Use of Proceeds:	We intend to use the net proceeds to us from this offering for marketing, research and development, and working capital and general corporate purposes. See “Use of Proceeds” for more information.

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RISK FACTORS

An investment in our securities carries a significant degree of risk. You should carefully consider the following risks before you decide to purchase the shares. Any one of these risks and uncertainties has the potential to cause material adverse effects on our business, prospects, financial condition and operating results which could cause actual results to differ materially from any forward-looking statements expressed by us and a significant decrease in the value of our ordinary shares. Refer to “Special Note Regarding Forward-Looking Statements”.

We may not be successful in preventing the material adverse effects that any of the following risks and uncertainties may cause. These potential risks and uncertainties may not be a complete list of the risks and uncertainties facing us. There may be additional risks and uncertainties that we are presently unaware of, or presently consider immaterial, that may become material in the future and have a material adverse effect on us. You could lose all or a significant portion of your investment due to any of these risks and uncertainties.

Risks Related to our Business and Industry

Any harm to our brand or reputation may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our Webuy brand among our customers and suppliers have contributed significantly to the growth and success of our business. Maintaining and enhancing such brand recognition and reputation is critical to attracting new customers and suppliers to our platform, and to preserve and deepen the engagement with our existing customers and suppliers as well as to mitigate legislative or regulatory scrutiny, litigation, government investigations and adverse public sentiment.  Negative publicity, whether or not justified, can spread rapidly through social media. To the extent that we are unable to respond timely and appropriately to negative publicity, our reputation and brand can be harmed. Many factors, including those beyond our control, are important to maintaining and enhancing our brand. These factors include our ability to:

●	provide a superior shopping experience to customers;

●	maintain the authenticity, quality and diversity of our product offerings in sufficient quantities;

●	maintain the efficiency, reliability and security of our fulfillment services and payment systems;

●	maintain or improve buyer satisfaction with our after-sale services;

●	enhance brand awareness through marketing and brand promotion activities;

●

preserve our reputation and goodwill in the event of any negative publicity involving our product authenticity and quality, customer service, cybersecurity, data protection, authorization to sell products or other issues affecting it; and

●	maintain positive relationships with our suppliers and other service providers.

Any public perception (i) that counterfeit or infringing products are sold on our platform, (ii) that we, or our third-party service providers, do not provide satisfactory customer service or (iii) that we infringe upon any brand owners’ intellectual property rights could damage our reputation, diminish our brand value, undermine our credibility and adversely impact our business. If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our website, products and services, we may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

We operate in a competitive environment and may lose market share and customers if we fail to compete effectively.

The e-commerce industry in the Asia Pacific region is competitive. We face significant competition from existing, well-established, and low-cost alternatives, and we expect to face competition from new market entrants in the future. In addition, within each of the markets where we offer our services, the cost to switch between service providers is low. Customers have a propensity to shift to the lowest-cost or highest-quality provider, and suppliers have a propensity to shift to the platform with the highest earnings potential. As we and our competitors introduce new products and services, and as existing services and products evolve, we expect to become subject to additional competition. In addition, our competitors may adopt features of our offerings, which would reduce our ability to differentiate our offerings from those of our competitors, or they may adopt innovations that suppliers and customers value more highly than ours, which would render our offerings less attractive. See “Our Business— Competition.” In addition, new technologies may increase or even transform the competitive landscape in the e-commerce industry. New competitive business models may appear, such as business models based on new forms of social media, and we may not adapt quickly enough, or at all, to changing industry trends.

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Increased competition may reduce our margins, market share and brand recognition, or result in significant losses. For example, when we set prices, we consider how competitors have set prices for the same or similar products. When they cut prices or offer additional incentives to compete with it, we may have to lower our own prices or offer comparable incentives or risk losing market share. When we have products that do not sell, we often reduce prices to clear inventory. In addition, credible suppliers are crucial in broadening our product listings, and we compete with other companies for these sellers.

We also compete on the basis of non-price terms. For example, we offer free home deliveries for orders above a certain minimum value and aim to make deliveries available within one (1) business day (while providing customers with the option to place orders up to seven (7) days in advance). We plan to employ a variety of strategies to shorten delivery times, such as increased monitoring of our delivery service partners’ performance. If we are unable to maintain the reliability of, and continue to provide short delivery times, we may lose any competitive advantage.

Some of our current or future competitors may have longer operating histories, greater brand recognition, better supplier relationships and sourcing expertise, including larger customer bases or greater financial, technical or marketing resources than we do. Those smaller companies or new entrants may be acquired by, receive investment from or enter into strategic relationships with well-established and well-financed companies or investors which would help enhance their competitive positions. As a result, such competitors may be able to respond more quickly and effectively than us to new or changing opportunities, technologies, consumer preferences, regulations, or standards, which may render our offerings less attractive. The markets in which we compete have attracted significant investments from a wide range of funding sources. Some of our competitors are subsidiaries or affiliates of large global companies which may subsidize their losses or provide them with additional resources to compete with us. As a result, many of our competitors are well capitalized and have the resources to offer discounted services, supplier incentives and customer promotions, as well as to develop innovative offerings and alternative pricing models which may be more attractive to customers than those that we offer.

Increase competition may reduce our profitability, market share, customer base, and brand recognition. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

We may face challenges in expanding our product offerings

We currently offer a wide range of products on our platform, including food and beverage, fresh produce, as well as lifestyle and other personal care items. Expansion into diverse new product categories and increasing our product offerings involve new risks and challenges. Our lack of familiarity with these products and lack of relevant buyer data relating to these products may make it more difficult for us to anticipate buyer demand and preferences and to inspect and control quality and ensure proper handling, storage and delivery by our merchants. Our suppliers may experience higher return rates on new products, receive more buyer complaints about such products and face costly product liability claims as a result of selling such products, which would harm our brand and reputation as well as our financial performance. We may also be involved in disputes with the suppliers in connection with these claims and complaints.

As we broaden our product offerings, we will need to work with a large number of new suppliers and partners efficiently and establish and maintain mutually beneficial relationships with our existing and new suppliers and partners. To support our growth and our expansion, we will need to devote management, operating, financial and human resources which may divert our attention from existing businesses, incur upfront costs, and implement a variety of new and upgraded management, operating, financial and human resource systems, procedures and controls. There is no assurance that we will be able to implement all of these systems, procedures and control measures successfully or address the various challenges in expanding our future businesses and operations effectively.

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If we are unable to manage our growth or execute our strategies effectively, our business and prospects may be materially and adversely affected.

Our business has grown substantially since its inception in 2019. We continue to introduce new lines of business and plan to continue to grow our business. In addition, in the past few years, we have expanded into new markets and increased our product offerings. Expanding our business has entailed and will continue to entail significant risks as we work with new suppliers, expands into new markets and offers new products. As the business grows and our product offerings increase, we will need to continue to work with a large number of merchants and an even larger number of individual sellers efficiently and establish and maintain mutually beneficial relationships with them. We will also need to perform sufficient due diligence and other checks to prevent the sale of unsatisfactory or infringing goods on our platform. To support our growth, we also plan to implement a variety of new and upgraded managerial, operating, financial and human resource systems, procedures and controls. All of these efforts will require significant financial, managerial and human resources. In addition, our number of employees has increased since our inception, and may continue to increase in the future. We cannot assure you that we will be able to effectively manage our growth or to implement desired systems, procedures and controls successfully, particularly as the size of our organization grows, or that our system will perform as expected or that our new business initiatives will be successful. If we are not able to manage our growth or execute our strategies effectively, our growth may be interrupted and our business and prospects may be materially and adversely affected.

Our limited operating history makes it difficult to evaluate our business and prospects, and we may not be able to sustain our historical growth rates.

We commenced our online business in 2019 and have a limited operating history. Since inception, we have experienced rapid growth in our business. Our revenue increased from US$12,311,750 in 2020 and US$22,295,682 in 2021. We have incurred operating losses every year since inception. Our business has undergone significant changes each year since its inception, including through acquisitions and the introduction of new products and services, and therefore our historical growth rate may not be indicative of future performance. We cannot assure you that we will be able to achieve similar results or grow at a similar rate as we have in the past. Growth may slow, revenue may decline and losses may increase for a number of possible reasons, some of which are beyond our control, including decreased consumer spending, greater competition, declining  growth of our overall market or industry  in the Asia Pacific region, negative perceptions about product quality or authenticity, fulfillment bottlenecks, sourcing difficulties, emergence of alternative business models, changes in government policies, tax policies or general economic conditions. Our limited operating history makes it difficult to evaluate our prospects and the risks and challenges we may encounter, and we may not have sufficient experience in addressing the risks to which companies operating in rapidly evolving markets may be exposed. If our growth rate declines, investors’ perceptions of our business and business prospects may be adversely affected and the market price of our securities could decline. You should consider our prospects in light of the risks and uncertainties that fast-growing companies with a limited operating history may encounter.

We have a history of losses, operating losses and negative cash flow from operating activities, and we may continue to incur losses and operating losses, and experience negative cash flow from operating activities, in the future.

We have incurred significant losses and negative cash flow from operating activities since our inception. In 2021 and 2020, we had negative cash flow from operating activities of US$3,994,972 and US$2,864,260, respectively. Our loss for the year in 2021 was US$8,167,154. We cannot assure you that we will be able to generate profits, operating profits or positive cash flow from operating activities in the future or that we will be able to continue to obtain financing on acceptable terms or at all. Our ability to achieve profitability and positive cash flow from operating activities will depend on a mix of factors, some of which are beyond our control, including our ability to grow and retain our buyer and seller base, our ability to secure favorable commercial terms from suppliers, our ability to spot trends in the e-commerce industry, accurately perceive our customers' demands, and manage our product mix accordingly and our ability to expand our new lines of business and offer value-added services with higher profit margins. In addition, we intend to continue to invest heavily in the foreseeable future in order to grow our business in the Asia Pacific e-commerce market.  As a result, we believe that we may continue to incur losses for some time in the future.

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Failure to safeguard private and confidential information of our customers and protect our network against security breaches could damage our reputation and brand and substantially harm our business and results of operations.

Our business generates and processes a large quantity of data. An important challenge to the e-commerce industry in general, is the safekeeping and secure transmission of private and confidential information over public networks. Through third-party cloud computing service providers such as Amazon Web Services, we maintain a large database of confidential and private information as a result of customers placing orders and inputting payment and contact information online, all through our website and our mobile application. In addition, we accept a variety of payment methods such as major credit cards networks, bank transfers and third party payment service providers, and online payments are settled through third-party online payment services. We also share certain personal information about our customers with contracted delivery partners, such as their names, addresses, phone numbers and transaction records in order to facilitate pickups and deliveries. Maintaining complete security for the storage and transmission of confidential information in our system presents us with significant challenges.

We have adopted strict security policies and measures, including encryption technology, to protect our proprietary data and customer information. However, advances in technology and the sophistication of cyber-attackers, new discoveries in cryptography or other developments could result in a compromise or breach of the technology that we use to protect confidential information, which could lead to third parties illegally obtaining private and confidential information we hold as a result of our customers’ visits to our website and use of our mobile application, which could significantly affect consumer confidence in our platform and harm our business. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold with respect to our customers on our platform. Such individuals or entities obtaining confidential or private information may further engage in various other illegal activities using such information.

In addition, we have limited control or influence over the security policies or measures adopted by third-party providers of online payment services through which our customers may elect to make or accept payments. Any negative publicity on our website’s or mobile application’s safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon it as a result of actual or perceived failures, could have a material and adverse effect on our public image, reputation, financial condition and results of operations. Any compromise of our information security, or the information security measures of our contracted third-party couriers or third-party online payment service providers, could have a material and adverse effect on our reputation, business, prospects, financial condition and results of operations.

Practices regarding the collection, use, storage and transmission of personal information by companies operating over the internet and mobile platforms have recently come under increased public scrutiny in the various jurisdictions in which we and our subsidiaries operate. In addition to already existing stringent laws and regulations in such jurisdictions applicable to the solicitation, collection, processing, sharing or use of personal or consumer information, we may become subject to newly enacted laws and regulations that could affect how we store, process and share data with our customers, suppliers and third-party sellers. Compliance with any additional laws could be expensive, and may place restrictions on the conduct of our business and the manner in which we interact with our customers. Any failure to comply with applicable regulations could also result in regulatory enforcement actions against us.

Significant capital, managerial resources and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with our privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by cyber-attackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by us to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other customer data, could cause our customers to lose trust in us and could expose us to legal claims. Any perception by the public that e-commerce or the privacy of customer information is becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online luxury retail and other online services generally, which could have a material and adverse effect on our financial condition and results of operations.

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We rely on commercial banks and third-party online payment service providers for payment processing on our platform. If these payment services are restricted or curtailed in any way or become unavailable to us or our buyers for any reason, our business may be materially and adversely affected

All online payments for products sold on our platform are settled through third-party online payment service providers. Our business depends on the billing, payment and escrow systems of these payment service providers to maintain accurate records of payments of sales proceeds by buyers and collect such payments. If the quality, utility, convenience or attractiveness of these payment processing and escrow services declines, or we have to change the pattern of using these payment services for any reason, the attractiveness of our platform could be materially and adversely affected.

Businesses involving online payment services are subject to a number of risks that could materially and adversely affect third-party online payment service providers' ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services by buyers and merchants;

•	increasing competition, including from other established internet companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

•	breach of buyers' personal information and concerns over the use and security of information collected from buyers;

•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

•

increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

Certain commercial banks may impose limits on the amounts that may be transferred by automated payment from buyers' bank accounts to their linked accounts with third-party online payment services. We cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platform.

If we or our suppliers fail to obtain and maintain the licenses, permits or approvals required by the jurisdictions we operate, our business, financial condition, and results of operations may be materially and adversely impacted

We are required to hold a number of licenses and permits in connection with our business operation, including fresh fruits and vegetables import license, meat and fish products import license; and processed food products and food appliances import license. We have in the past held, and currently hold, all material licenses and permits described above. As of the date of this prospectus, we have not received any notice of warning or been subject to penalties or other disciplinary action from the relevant governmental authorities regarding the conducting of our business without the above-mentioned approvals and permits. However, new laws and regulations may be adopted from time to time to require additional licenses and permits other than those we currently have, and to address new issues that arises from time to time in the jurisdictions in which we operate. Although we endeavor to comply with all applicable laws and regulations, there is no assurance that we can timely react to the evolving requirements, or that we will not be subject to any penalties in the future.

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We are an “emerging growth company” within the meaning of the Securities Act and may take advantage of certain reduced disclosure and governance requirements applicable to emerging growth companies which may cause our ordinary shares to be less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our ordinary shares less attractive because we will rely on these exemptions. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the first sale of common equity securities pursuant to an effective registration statement, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior December 31, and (2) the date on which it has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an "emerging growth company"

We are now a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies. The reduced disclosure and governance requirements will no longer be available to us once we cease to be an emerging growth company.

We expect the applicable rules and regulations (upon us ceasing to be an emerging growth company) to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

As a result of being a public company, we are obligated to develop and maintain proper and effective internal controls over financial reporting, and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our company and, as a result, the value of our ordinary shares.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ending December 31, 2022. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting for the year ending December 31, 2022. We are required to disclose changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting on an annual basis.

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We have commenced the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. In addition, as our business continues to grow in size and complexity, we are improving our processes and infrastructure to help ensure we can prepare financial reporting and disclosures within the timeline required for a public company. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge to compile the system and process documentation necessary to perform the evaluation needed to comply with Section 404. In addition, prior to completing our internal control assessment under Section 404, we may become aware of and disclose material weaknesses that will require timely remediation. Due to our significant growth, we face challenges in timely and appropriately designing controls in response to evolving risks of material misstatement. During the evaluation and testing process of our internal controls, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition or operating results. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness in our internal control over financial reporting, we could lose investor confidence in the accuracy and completeness of our financial reports, the market price of our ordinary shares could decline, and we could be subject to sanctions or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain these and other effective control systems required of public companies, could also restrict our future access to the capital markets.

We have granted and may continue to grant options and other types of awards under our share incentive plan, which may result in increased share-based compensation expenses.

We have granted and may continue to grant options and other types of awards to key employees, directors and consultants to incentivize their performance and align their interests with ours, which may result in increased share-based compensation expenses.

We recognize share-based compensation expenses in our consolidated financial statements in accordance with U.S. GAAP. On January 1, 2021, we have granted 1,642 ordinary shares to our key employees with a vesting period of 20 months. As a result, we have incurred share-based compensation expenses in the year ended December 31, 2021 until the third quarter of 2022 in connection with these grants. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. However, as a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations. We may re-evaluate the vesting schedules, lock-up period, exercise price or other key terms applicable to the grants under our currently effective share incentive plans from time to time. If we choose to do so, we may experience substantial change in our share-based compensation expenses in the reporting periods following this offering.

Fluctuations in exchange rates between and among the Singapore dollar, the Australian dollar, the Euro, as well as other currencies in which we do business, may adversely affect our operating results.

We operate in various countries in the Asia Pacific region, including Singapore and Indonesia, among other countries. We make inventory purchases primarily in SGD, Indonesian Rupiah (“IDR”), RMB and U.S. dollars, incurs employee compensation expenses and administrative expenses primarily in Singapore dollars, and incur certain other expenses in various other currencies. We derive a significant portion of our revenue from sales denominated in Singapore dollars as well as in various local currencies other than the Singapore dollar.

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Our margins may be affected and we may otherwise be affected by foreign exchange differences in connection with fluctuations in the value of currencies against the Singapore dollar and managing multiple currency exposures. For example, we must pay fees to convert proceeds in foreign currencies to Singapore dollars. In addition, foreign exchange controls may restrict us from repatriating income earned in certain foreign countries to Singapore. Any such delay in revenue repatriation may cause us to incur losses due to the volatility of these currencies compared to the Singapore dollar. Because we report our results in Singapore dollars, the difference in exchange rates in one period compared to another directly impacts period-to-period comparisons of our operating results. Because currency exchange rates have been especially volatile in the recent past, these currency fluctuations may make it difficult for us to predict our results. Our Indonesia subsidiary generate primarily all of its revenue in the Indonesian Rupiah, which is freely convertible and transferable, except that Indonesian banks may not transfer Indonesian Rupiah to persons outside of Indonesia and may not conduct certain transactions with non-residents. As a result, any restriction on currency exchange may limit the ability of our Indonesia subsidiary to use its Indonesian Rupiah revenues to pay dividends to us. Limitations on the ability of our subsidiaries to pay dividends or make any other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

The value of these currencies is affected by, among other things, changes in political and economic conditions, and the foreign exchange policies in the respective countries. It is difficult to predict how market forces or government policies may impact the exchange rates between these currencies and the U.S. dollar in the future.

Significant revaluation of these currencies may have a material and adverse effect on your investment. Currently, we have not implemented any comprehensive strategy to mitigate risks related to the impact of fluctuations in currency exchange rates. Implementing hedging strategies can prove costly. Even if we were to implement hedging strategies, not every exposure is or can be hedged, and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts which may vary or which may later prove to have been inaccurate. Failure to hedge successfully or anticipate fluctuations in the value of currencies and other currency risks accurately could adversely affect our operating results.

As we expand our business internationally, we will face additional business, political, regulatory, operational, financial and economic risks, any of which could increase our costs and hinder our growth.

We expect to continue to devote significant resources to international expansion in the Asia Pacific region through organic growth. Expanding our business internationally will require considerable management attention and resources and is subject to the particular challenges of operating a rapidly growing business in an environment of multiple languages, cultures, customs and legal and regulatory systems. Entering new international markets or expanding our operations in existing international markets will involve substantial cost, and our ability to gain market acceptance in any particular market is uncertain. There can be no assurance that we will be able to successfully grow our business internationally. For example, we may become subject to risks that we have not faced before or an increase in the risks that we currently face, including risks associated with:

●	localizing our operations and platform, and gaining customer acceptance;

●	recruiting and retaining talented and capable management and employees in various countries;

●	language barrier and cultural differences;

●	negotiating agreements that are economically beneficial to us and protective of our rights, such as contracting with various third parties for the localization of our services;

●	competition from home-grown businesses with significant local market share and a better understanding of consumer preferences;

●	protecting and enforcing our intellectual property rights;

●	the inability to extend proprietary rights in our brand, content or technology into new jurisdictions;

●	complying with applicable foreign laws and regulations, such as those relating to intellectual property, privacy, consumer protection, e-commerce, customs and anti-money laundering;

●	currency exchange rate fluctuations, and foreign exchange controls that might restrict or prevent us from repatriating income earned in foreign countries;

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●	challenges in maintaining internal controls and managing accounting personnel in the countries where we operate;

●	protectionist laws and business practices that favor local businesses in some countries;

●	various forms of online fraud, such as credit card fraud;

●	foreign and local tax consequences;

●	political, economic and social instability; and

●	higher costs associated with doing business internationally.

Any failure to meet the challenges associated with international expansion could materially and adversely affect our business, financial condition and results of operations.

If we are unable to maintain a strong customer base that attract new customers and repeat purchases from existing customers, or if we are unable to build and sustain an integrated ecosystem for the goods we carry, our business, financial condition and results of operations may be materially and adversely affected.

Our future growth depends on our ability to continue to attract new customers and retain existing customers, which is important to the growth and profitability of our business.  More importantly, our future growth also depends on our ability to leverage our platform and build an integrated ecosystem for the goods we carry (which at present, would be groceries and lifestyle products) where customers are able to enjoy direct cost savings arising from the group-buy business model. We leverage social networks as a tool for customer acquisition and engagement. Although buyers can access our platform and make team purchases without using social networks, we leverage social networks, such as Facebook, TikTok and Whatsapp, to enable customers to share product information and their purchase experiences with their friends, family, and other social contacts to generate low-cost organic traffic. We may fail to establish or maintain relationships with additional social network operators to support the growth of our business on economically viable terms, or at all. Any interruption to or discontinuation of our relationships with major social network operators may severely and negatively impact our ability to continue growing our customer base, and may have a material adverse effect on our business, financial condition and results of operations.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our platform. The internet and the e-commerce markets are characterized by rapid technological evolution, changes in consumer requirements and preferences, frequent introductions of new products, features and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop and adapt to new technologies useful in our business, and respond to technological advances and emerging industry standards and practices, in particular with respect to mobile internet, in a cost-effective and timely way. We cannot assure you that we will be successful in these efforts.

If we fail to anticipate our customers' needs and provide offerings to attract and retain customers, or fail to adapt our services or business model to changing needs of our customers or emerging industry standards, our business may be materially and adversely affected.

The e-commerce market in which we operate as well as needs and preferences of consumers are constantly evolving. We must stay abreast of emerging consumer preferences and anticipate upcoming trends in order to continuously respond to such changes to remain competitive and maintain our market position. In addition, maintaining effective marketing is important for our business. We increasingly plan to use technology to enable our systems to make recommendations to customers based on past purchases or on goods viewed but not purchased. Our ability to make individually tailored recommendations is dependent on our business intelligence system, which tracks, collects and analyzes our customers’ browsing and purchasing behavior, to provide accurate and reliable information. We believe that customers choose to utilize our platform because we offer a dynamic and interactive shopping experience, and a wide selection of goods. If we are unable to continue to provide a seamless user experience across different access points, our customers may choose to utilize alternative platforms offered by our competitors. Furthermore, we may not always be able to anticipate the demand and preferences of our customers accurately.  Any inability to adapt to these changes promptly may result in a failure to capture new customers or retain existing customers, the occurrence of which would materially and adversely affect our business, financial condition and results of operations.

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If our customer base diminishes, it could cause existing suppliers and partners to perceive our platform as less valuable and leave our platform. In addition, potential suppliers and partners could be deterred from joining us. Suppliers may also regard us as less valuable for various other reasons, such as the perceived ineffectiveness of our marketing efforts or the emergence of alternative platforms that charge lower commissions and fees. Any of the above scenarios in turn may materially and adversely affect our business, financial condition and results of operations.

If our senior management is unable to work together effectively or efficiently, or if we lose their service, our business may be severely disrupted.

Our success depends heavily upon the continued services of our management. In particular, we rely on the expertise and experience of Mr. Bin Xue, our Founder and Chief Executive Officer, and other executive officers. If our senior management cannot work together effectively or efficiently, our business may be severely disrupted. If one or more members of our senior management were unable or unwilling to serve in their current positions, we might not be able to locate an appropriate replacement, if at all, and our business, financial condition and results of operations may be materially and adversely affected. If any member of our senior management joins a competitor or forms a competing business, we may lose customers, suppliers, know-how and key professionals and staff. Our senior management has entered into employment agreements with us, which contain confidentiality and non-competition provisions. There can be no assurance that any such non-competition provision will be enforceable in the Singapore courts. In addition, under these agreements, members of our senior management team can resign by giving us prior notice or through forfeiture of compensation during the notice period in lieu of giving prior notice. We currently do not maintain any insurance coverage for loss of key management personnel. If any dispute arises between our senior management and us, especially one that results in any resignation, we may suffer negative publicity and erosion of investor confidence, and we may have to incur substantial costs and expenses in order to enforce such agreements, or we may be unable to enforce them at all.

We depend on talented, experienced and committed personnel to grow and operate our business, and if we are unable to recruit, train, motivate and retain qualified personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

A fundamental driver of our continued success is our ability to recruit, train and retain qualified personnel with deep experience in the ecommerce industry, particularly in areas of technology, authentication, marketing and operations. For example, we face difficulty recruiting experienced technology personnel, whose responsibility is to design and maintain user-friendly websites and mobile applications.

Our senior management and mid-level managers are instrumental in implementing our business strategies, executing our business plans and supporting our business operations and growth. The effective operation of our managerial and operating systems, fulfillment services, customer service centers and other back office functions also depends on the knowledge and diligence of our management and employees. Since the online e-commerce industry is characterized by high demand and intense competition for talent, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. We plan to hire additional employees both in our technology department, in order to enhance user experience for all our online touch points, and in our finance department. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply and this requires us to be more creative and pro-active in our talent sourcing rather than only depending on traditional recruitment channels. Failure to obtain experienced and dedicated employees may lead to underperformance of these functions and cause disruption to our business. Labor costs in the countries in which we operate have increased with the economic development in the Asia Pacific region. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth in a timely fashion, if at all, and rapid expansion may impair our ability to maintain a dynamic corporate culture. Furthermore, additional employees that we plan to hire may be located at our offices and facilities outside Singapore. As a result, we may have less control over these employees, and we may experience increased difficulty in integrating them into our corporate culture.

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If we fail to recruit new Group Leaders or keep our existing Group Leaders motivated, our business may suffer.

Our Group Leaders are key in acquiring and retaining customers, and particular, in facilitating customer engagement which is crucial in developing and maintaining the dynamic and interactive experience that our platform strives to deliver. If we are unable to retain a sufficient number of Group Leaders such as would allow us to effectively and efficiently engage with the community, gather feedback in a timely manner, and assist with tail-end logistics, our business and growth could be disrupted.

We cannot assure that the incentives currently offered by us to Group leaders can continue to motivate and retain our Group Leaders in the future, or that potential competitors with greater financial resources will not adopt a similar business model as us while offering our Group Leaders greater incentives to perform similar roles on their platforms.

The proper functioning of our information technology platform is essential to our business. Any failure to maintain the satisfactory performance of our website, mobile application and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our technology platform are critical to our success and our ability to attract and retain customers and suppliers, and provide superior customer service. All of our sales of products are made online through our websites and mobile application, and the fulfillment services we provide to customers are coordinated through our website and mobile applications. Any system interruptions caused by telecommunications failures, computer viruses, software errors, third party services, cloud computing providers, cyberattack or other attempts to harm our systems that result in the unavailability or slowdown of our websites or mobile application or reduced orders and fulfillment performance could reduce the volume of products sold and the attractiveness of product offerings on our website. Our cloud servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, websites or mobile application slowdown or shutdown, delays or errors in transaction processing, loss of valuable data or the inability to accept and fulfill orders. Even though we have not experienced in the past, we may experience cyber-attacks and unexpected interruptions in the future. We can provide no assurance that our current security mechanisms will be sufficient to protect our information technology systems from any third-party intrusions, viruses or cyberattacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenue. Additionally, we must continue to upgrade and improve our technology platform to support our business growth, and failure to do so could impede our growth. However, we cannot assure you that we will be successful in executing these system upgrades, improvement strategies or updates by our third party technology service providers. In particular, our systems may experience windows of down time during upgrades, and the new technologies or infrastructures may not be fully integrated with the existing systems on a timely and reliable basis, if at all. Surges in online traffic associated with promotional activities and holiday seasons in the past, among others, could strain our platform and result in unexpected downtime if our server is unable to handle the volume of traffic.  While we have implemented procedures to add server capacity prior to such events, there can be no assurance that our servers will not be overloaded in the future due to the popularity of sales events or for any other reason.  If our existing or future technology platform does not function properly, it could cause system disruptions and slow response times, affecting data transmission, which in turn could materially and adversely affect our business, financial condition and results of operations.

Any deficiencies in the internet infrastructure of any particular country in which we operate or any disruption in our arrangements with third-party providers of communications and storage capacity could impair our ability to sell products over our website and mobile applications, which could cause us to lose customers and harm our operating results.

The majority of our sales of products and services are made online through our websites and mobile application, and the fulfillment services we provide to our customers are related to their purchases through our websites and mobile application. Our business depends on the performance and reliability of the internet infrastructure in the Asia Pacific countries in which we operate. The availability of our websites depends on telecommunications carriers and other third-party providers of communications and storage capacity, including bandwidth and server storage, among other things. If we are unable to enter into and renew agreements with these providers on acceptable terms, or if any of our existing agreements with such providers are terminated as a result of our breach or otherwise, our ability to provide our services to our customers could be adversely affected. Service interruptions prevent our buyers and sellers from accessing our websites and mobile application, and frequent interruptions could frustrate them and discourage them from attempting to place orders, which could cause us to lose customers and harm our operating results.

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If we fail to adopt new technologies or adapt our websites, mobile application and systems to changing customer requirements or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our websites and mobile application. The internet and the online retail industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on its ability to identify, develop, acquire or license leading technologies useful in our business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely manner. The development of websites, mobile applications and other proprietary technology entails significant technical and business risks. We cannot assure you that we will be able to use new technologies effectively or adapt our websites, mobile application, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer requirements, whether for technical, legal, financial or other reasons, our business prospects, financial condition and results of operations may be materially and adversely affected.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

We have seen an increase in the use of mobile devices by buyers to place orders and by sellers to showcase their products, and we expect this trend to continue. To optimize the mobile shopping experience, we guide our customers to download our mobile application to their devices as opposed to accessing our sites from an internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile application into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, if our applications receive unfavorable treatment compared to competing applications on the download stores, or if we face increased costs to distribute or have customers use our mobile application. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our websites or application on their mobile devices, or if our customers choose not to access or to use our websites or application on their mobile devices or to use mobile products that do not offer access to our websites or application, our customer growth could be harmed and our business, financial condition and operating results may be adversely affected.

The wide variety of payment methods that we accept subjects us to third-party payment processing-related risks.

We accept payments using a variety of methods, including major credit card networks, bank transfers and payment gateways such as Stripe, Paynow and Reddot. For certain payment methods, including credit cards, we pay transaction fees, which may increase over time and increase our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer. We also rely on third parties to provide payment processing services. If these service providers fail to provide adequate services or if our relationships with them were to terminate, we and our suppliers' ability to accept payments could be adversely affected, and our business could be harmed. One of our payment service providers has experienced a network failure in the past, and we cannot assure you that similar incidents will not occur in the future. We are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

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We do not have, and may be unable to obtain, sufficient insurance to insure against certain business risks. As a result, we may be exposed to significant costs and business disruption.

The insurance industry in certain jurisdictions where we operate is not yet fully developed, and many forms of insurance protection common in more developed countries are not available on comparable or commercially acceptable terms, if at all. We do not currently maintain insurance coverage for business interruption, product liability, or loss of key management personnel. We do not hold insurance policies to cover for any losses resulting from counterparty and credit risks and fraudulent transactions, nor for losses from cyberattacks, software failures and data loss. Our lack of insurance coverage or reserves with respect to business-related risks may expose us to substantial losses. As to those risks for which we have insurance coverage, the insurance payouts we are entitled to in case of an insured event are subject to deductibles and other customary conditions and limitations. For instance, we cannot rule out the possibility that natural disasters, fire or theft would destroy valuable inventory in one or more logistics centers, in which case the damages we suffer may exceed the insurance payouts to which we would be entitled. This, and various other scenarios, if materialized, could materially and adversely affect our business, financial condition and results of operations.

We may be the subject of anti-competitive, harassing, or other detrimental conduct by third parties including complaints to regulatory agencies, negative blog postings, negative comments on social media and the public dissemination of malicious assessments of our business that could harm our reputation and cause us to lose market share, customers and revenues and adversely affect the price of our ordinary shares

In the future we may be the target of anti-competitive, harassing, or other detrimental conduct by third parties. Such conduct includes complaints, anonymous or otherwise, to regulatory agencies. We may be subject to government or regulatory investigation as a result of such third-party conduct and may be required to expend significant time and incur substantial costs to address such third-party conduct, and there is no assurance that we will be able to conclusively refute each of the allegations within a reasonable period of time, or at all. Additionally, allegations, directly or indirectly against us, may be posted in internet chat-rooms or on blogs or websites by anyone, whether or not related to us, on an anonymous basis. Consumers value readily available information concerning retailers, manufacturers, and their goods and services and often act on such information without further investigation or verification and without regard to its accuracy. The availability of information on social media platforms and devices is virtually immediate, as is its impact. Social media platforms and devices immediately publish the content their subscribers and participants post, often without filters or checks on the accuracy of the content posted. Information posted may be inaccurate and adverse to us, and it may harm our financial performance, prospects or business. Given that the comments and posts on social media also tend to spread broadly and quickly, the harm may be immediate without affording us an opportunity for redress or correction. our reputation may be negatively affected as a result of the public dissemination of anonymous allegations or malicious statements about our business, which in turn may cause us to lose market share, customers and revenues and adversely affect the price of our securities.

We may be (or become) classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, which could subject United States investors in our ordinary shares to significant adverse U.S. federal income tax consequences.

We will be classified as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) held during such year produce or are held for the production of passive income (the “asset test”). No determination has been made as to whether we were a PFIC for a prior taxable period. It is possible that we may become a PFIC for the current taxable year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current taxable year or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which will be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where we determine not to deploy significant amounts of cash for active purposes, our risk of being classified as a PFIC may substantially increase. For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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If we are classified as a PFIC in any taxable year, a U.S. Holder (as defined in “Taxation — Material United States Federal Income Tax Considerations to U.S. Holders”) may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of our ordinary shares and on the receipt of distributions on the shares to the extent such gain or distribution is treated as an “excess distribution” under the U.S. federal income tax rules and such holders may be subject to burdensome reporting requirements. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ordinary shares. For more information see “Taxation — Material United States Federal Income Tax Considerations to U.S. Holders — Passive Foreign Investment Company Considerations.”

We could face uncertain tax liabilities in various jurisdictions where it operates, and suffer adverse financial consequences as a result.

We believe we are in compliance with all applicable tax laws in the various jurisdictions where we are subject to tax, but our tax liabilities, including any arising from restructuring transactions, could be uncertain, and we could suffer adverse tax and other financial consequences if tax authorities do not agree with our interpretation of the applicable tax laws. Although we are domiciled in Singapore, we and our subsidiaries collectively operate in multiple tax jurisdictions and pay income taxes according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws in any given jurisdiction and changes in geographical allocation of income. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable or deferred income tax liabilities, as appropriate, and are updated over time as more information becomes available. We believe that we are filing tax returns and paying taxes in each jurisdiction where we are required to do so under the laws of such jurisdiction. However, it is possible that the relevant tax authorities in the jurisdictions where we do not file returns may assert that we are required to file tax returns and pay taxes in such jurisdictions. There can be no assurance that our subsidiaries will not be taxed in multiple jurisdictions in the future, and any such taxation in multiple jurisdictions could adversely affect our business, financial condition and results of operations. In addition, we may, from time to time, be subject to inquiries from tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income and withholding tax returns. We cannot be certain that the tax authorities will agree with our interpretations of the applicable tax laws, or that the tax authorities will resolve any inquiries in our favor. To the extent the relevant tax authorities do not agree with our interpretation, we may seek to enter into settlements with the tax authorities which may require significant payments and may adversely affect our results of operations or financial condition. We may also appeal against the tax authorities’ determinations to the appropriate governmental authorities, but we cannot be sure we will prevail. If we do not prevail, we may have to make significant payments or otherwise record charges (or reduce tax assets) that could adversely affect our results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending inquiries could lead to increased taxation on us that may adversely affect our business, financial condition and results of operations.

You may face difficulties protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited because a substantial portion of our assets are in Singapore and several of our directors and executive officers reside outside the United States.

Since we are incorporated in the Cayman Islands, several of our officers, and directors, reside outside the United States. In addition, a substantial portion of their assets and our assets are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or our directors and officers who reside outside of the United States. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or our directors and officers who reside outside of the United States in any action, including actions based upon the civil liability provisions of U.S. Federal or state securities laws. Furthermore, you may not be able to enforce any judgments outside of the United States against us or against any of our directors and officers who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws.

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As a result, you may have more difficulty in protecting your interests through actions against us, our management, or our major shareholders than would shareholders of a corporation with a larger portion of its assets in the United States or with more directors or officers resident in the United States.

Global economic conditions could materially adversely impact demand for our products and services.

Our operations and performance depend significantly on economic conditions. Global economic conditions continue to be subject to volatility arising from international geopolitical developments (such as the war in Ukraine), global economic phenomenon (including rising inflation rates), general financial market turbulence and natural phenomena (such as the COVID-19 pandemic). Uncertainty about global economic conditions could result in

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customers postponing purchases of our products and services in response to tighter credit, unemployment, negative financial news and/or declines in income or asset values and other macroeconomic factors, which could have a material negative effect on demand for our products and services; and

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third-party suppliers being unable to produce components for our products in the same quantity or on the same timeline or being unable to deliver such parts and components as quickly as before or subject to price fluctuations, which could have a material adverse effect on our production or the cost of such production; and accordingly, on our business, results of operations or financial condition.

Access to public financing and credit can be negatively affected by the effect of these events on Singapore, U.S. and global credit markets. The health of the global financing and credit markets may affect our ability to obtain equity or debt financing in the future and the terms at which financing or credit is available to us. These instances of volatility and market turmoil could adversely affect our operations, our ability to conduct an initial public offering on a national U.S. exchange (or at all) and the trading price of our ordinary shares if we ever conduct such an offering.

Our business could be materially harmed by the ongoing coronavirus (COVID-19) pandemic

Recently, a global pandemic of a novel strain of coronavirus (COVID-19) in December 2019 and has spread globally. In March 2020, the World Health Organization declared COVID-19 as a global pandemic. Furthermore, the effects of a subvariant of the Omicron variant of COVID-19, which may spread faster than the original Omicron variant, as well as the effects of any new variants and subvariants which may develop, including any actions taken by governments, may have the effect of increasing the already-existing supply chain problems or slowing our sales.

The virus and the measures to contain its spread have resulted in business and manufacturing disruptions in our markets, impacted the business activities of e-commerce merchants, and other ecosystem participants (such as logistics networks and payment channels in the affected markets) and disrupted the global supply chain. Some of our merchants and suppliers with whom we maintain business relationships have reduced or suspended, or may in the future reduce or suspend, their selling activities due to operational constraints or global supply chain disruptions.

We have experienced supply chain constraints resulting from the COVID-19 pandemic, which has slowed down supply and has negatively impact the timing of deploying products to our clients. In addition, we have also faced increased costs of components and freight resulting from COVID-19. Further, current or future governmental policies may increase the risk of inflation, which could further increase the costs of raw materials and components for our business. Similarly, if costs of goods continue to increase, our suppliers may seek price increases from us. If we are unable to mitigate the impact of supply chain constraints and inflationary pressure through price increases or other measures, our results of operations and financial condition could be negatively impacted. Even if we are able to raise the prices of our products, consumers might react negatively to such price increases, which could have a material adverse effect on, among other things, our brand, reputation, and sales. If our competitors substantially lower their prices, we may lose customers and mark down prices. Our revenues may be impacted by lower prices, which may negatively impact our margins. Even though we are working to alleviate supply chain constraints through various measures, we are unable to predict the impact of these constraints on the timing of revenue and operating costs of our business in the near future. Raw material supply shortages and supply chain constraints, including cost inflation, have impacted and could continue to negatively impact our ability to meet increased demand, which in turn could impact our net sales revenues and market share. The increased cost of freight and fresh produce in general are likely to have an impact on sales and operating losses throughout 2022 as well as 2023.

The global stock markets have experienced and may continue to experience a significant decline from the COVID-19 pandemic. The price of our ordinary shares may decline significantly after the consummation of this offering, in which case you may lose your investment. Because of the uncertainty surrounding the COVID-19 pandemic, the business disruption and the related financial impact related to the pandemic of and response to the coronavirus cannot be reasonably estimated at this time.

We may face risks related to the ongoing Russian invasion of Ukraine and any other conflicts that may arise on a global or regional scale which could adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ business and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions. The extent and duration of the military action, sanctions, and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control.

Russia’s invasion of Ukraine has led to, and may lead to immediate impact on the global economy, result in higher energy prices and higher prices for certain raw materials and goods and services, which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets and supply and distribution chains for certain raw materials and goods and services on an unprecedented scale. The impact of the sanctions has also included disruptions to financial markets, an inability to complete financial or banking transactions, restrictions on travel and an inability to service existing or new customers in a timely manner in the affected areas of Europe. The Russian Federation could resort to cyberattacks and other action that impact businesses across the United States, the European Union and other nations across the globe including those without any direct business ties to the Russian Federation. The Russian invasion of Ukraine has continued to escalate without any resolution of the invasion foreseeable in the near future with the short and long-term impact on financial and business conditions in Europe remaining highly uncertain.

The U.S. and the European Union responded to Russia’s invasion of Ukraine by imposing various economic sanctions on the Russian Federation to which the Russian Federation has responded in kind. The United Kingdom, Japan, South Korea, Australia and other countries across the globe have imposed their own sanctions on the Russian Federation. The United States, the European Union and such other countries acting together or separately could impose wider sanctions or take further actions against the Russian Federation if the conflict continues to escalate. Multinational corporations and other corporations and businesses with business and financial ties to the Russian Federation have either reduced or eliminated their ties to the Russian Federation in a manner that often exceeds what is required pursuant to sanctions by these countries. While we do not have any direct business or financial ties to the Russian Federation or Ukraine as part of our own business the impact of higher energy prices and higher prices for certain raw materials and goods and services resulting in higher inflation and disruptions to financial markets and disruptions to manufacturing and supply and distribution chains for certain raw materials and goods and services across the globe may impact our business in the future. While we have devised an initial measure to respond to the surge of demand of our products in the EU area and potential increase of our production costs, we will continue to assess and respond where appropriate to any direct or indirect impact that the Russian invasion of Ukraine has on the availability or pricing of the raw materials for our products, manufacturing and supply, if any, and distribution chains for our products and on the pricing and demand for our products.

In addition, any deterioration in credit markets resulting directly or indirectly from the ongoing Russian invasion of Ukraine could limit our ability to obtain external financing to fund our operations and capital expenditures. Adverse economic conditions may also result in a higher rate of losses on accounts receivables that we accrue in the future due to credit defaults. As a result, a downturn in the worldwide economy resulting from the Russian invasion of Ukraine and other conflicts with a global impact that may arise from time to time could have a material adverse effect on our business, results of operations, and/or financial condition.

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Risks Relating to this Offering and the Trading Market

There has been no public market for our ordinary shares prior to this offering, and you may not be able to resell our ordinary shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our ordinary shares. We intend to apply for the listing of our ordinary shares on the Nasdaq Capital Market. An active public market for our ordinary shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our ordinary shares will be materially and adversely affected.

You will experience immediate and substantial dilution in the net tangible book value of ordinary shares purchased.

The initial public offering price of our ordinary shares is substantially higher than the (pro forma) net tangible book value per ordinary share. Consequently, when you purchase our ordinary shares in the offering, upon completion of the offering you will incur immediate dilution of $      per share if the underwriters do not exercise the over-allotment option and $     if the underwriters exercise the over-allotment option in full, assuming an initial public offering price of $      , which is the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus. See “Dilution.”

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our ordinary shares if the market price of our ordinary shares increases.

If a market for our ordinary shares ever develops, the market price of our ordinary shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the offering price.

Our ordinary shares are not listed or quoted on any exchange or trading platform. A market for our ordinary shares might never develop, and you may find it difficult or impossible to exit your investment in our securities, to do so in a timely manner or to do so at a sales price that you believe reflects the value of our ordinary shares. We have determined the offering price for our ordinary shares in this initial public offering. It may not bear a direct relationship to our earnings, book value, or any other indicia of value and may vary from the price of our ordinary shares in subsequent transaction.

If we ever establish a public market for our ordinary shares, the market price of our ordinary shares may decline significantly below the offering price in this initial public offering. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. The market price of our ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

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actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our Company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

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In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our management has broad discretion to determine how to use the funds raised in the initial public offering and may use them in ways that may not enhance our results of operations or the price of our ordinary shares.

Our management will have significant discretion as to the use of the net proceeds to us from this initial public offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our ordinary shares.

There has been no prior public market for our ordinary shares and an active trading market may never develop or be sustained.

Prior to this offering, there has been no public market for our ordinary shares. An active trading market for our ordinary shares may never develop following completion of this offering and the listing of the shares or, if it does develop, it may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling our ordinary shares and entering into strategic partnerships or acquiring other complementary products, technologies, software or businesses by using our ordinary shares as consideration. In addition, if we fail to satisfy exchange listing standards, we could be delisted, which would have a negative effect on the price of our securities.

We expect that the price of our ordinary shares will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the initial public offering price.

The offering price for our ordinary shares sold in this offering is determined by negotiation between the representative of the underwriters and us. This price may not reflect the market price of our ordinary shares following this offering. In addition, the market price of our ordinary shares is likely to be highly volatile and may fluctuate substantially due to many factors, including:

●	Variations in our revenues, earnings and cash flow;

●	the introduction of new products, offerings, and solutions by us or our competitors;

●	disputes or other developments with respect to our or others’ intellectual property rights;

●	product liability claims or other litigation, or regulatory investigations;

●	detrimental adverse publicity about us, our brand, our services or our industry;

●	changes in governmental regulations;

●	changes in earnings estimates or recommendations by securities analysts;

●	general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors;

●	additions or departures of key personnel; and

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our ordinary shares, regardless of our actual operating performance. These fluctuations may be even more pronounced in the eventual trading market for our ordinary shares.

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In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management's attention and resources from our business.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers, and we will not be required to disclose in our periodic reports all of the information that U.S. domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our Company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Act (2022 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. See “Description of Share Capital—Differences in Corporate Law.”

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Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors, or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders.

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Once we become a public company, FINRA sales practice requirements may limit your ability to buy and sell shares of our ordinary shares, which could depress the price of our shares.

Once we list our securities listed on a national U.S. exchange, broker-dealers could be required by FINRA rules to have reasonable grounds for believing that an investment in our securities is suitable for a customer before recommending that investment to the customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status and investment objectives, among other things. Under interpretations of these rules, FINRA believes that there is a high probability such speculative low-priced securities will not be suitable for at least some customers. Thus, FINRA requirements may make it more difficult for broker-dealers to recommend that their customers buy our securities, which may limit your ability to buy and sell our shares, have an adverse effect on the market for our shares and, thereby, depress their market prices.

Risks Related to Countries Where We Operate

Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in countries in which we operate. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation. For example, we have considerable operations in Singapore, and negative developments in Singapore’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects. Although the overall economic environment in Singapore and other countries where we operate appears to be positive, there can be no assurance that this will continue to prevail in the future.

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Disruptions in the international trading environment may seriously decrease our international sales.

The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, macro-economic regulating measures, tax laws, import and export duties, transportation difficulties, fluctuation of local currency and foreign exchange controls of the countries in which we sell our services, as well as the political and economic relationships among the jurisdictions where we source products and jurisdictions where our clients’ customers are located. As a result, our services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns. Any disruptions in the international trading environment may affect the demand for our services, which could impact our business, financial condition and results of operations.

Natural events, wars, terrorist attacks and other acts of violence involving any of the countries in which we or our clients have operations could adversely affect our operations and client confidence.

Natural disaster events (such as volcanos, floods and earthquakes), terrorist attacks and other acts of violence or war may adversely disrupt our operations, lead to economic weakness in the countries in which they occur and affect worldwide financial markets, and could potentially lead to economic recession, which could have an adverse effect on our business, financial condition and results of operations. These events could adversely affect our clients’ levels of business activity and precipitate sudden significant changes in regional and global economic conditions and cycles. These events also pose significant risks to our people and to our business operations around the world.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.

Forward-looking statements are based on the reasonable assumptions, estimates, analysis and opinions made in light of our experience and our perception of trends, current conditions and expected developments, as well as other factors that we believe to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumption and expectations reflected in such forward-looking statements are reasonable. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

The forward-looking statements, including the statements contained in the sections entitled Risk Factors, Description of Business and Management’s Discussion and Analysis of Financial Conditions and Results of Operations and elsewhere in this prospectus, are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to:

●	assumptions about our future financial and operating results, including revenue, interest rates, income, expenditures, cash balances, and other financial items;

●	our ability to execute our growth and expansion plan, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our ability to compete in a changing e-commerce industry;

●	our ability to raise sufficient funds to carry out our proposed business plan or failure to manage future growth effectively;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to attract customers and further enhance our brand awareness;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

●	trends and competition in the e-commerce industry;

●	future developments of the COVID-19 pandemic;

●	our ability to execute prospective business plans;

●	future decisions by management in response to changing conditions;

●	misjudgments in the course of preparing forward-looking statements;

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●	consumers’ and businesses’ willingness to purchase products or services over the Internet;

●	developments in alternative community e-commerce retailors or our inability to satisfy the demand of the existing and potential customers;

●	inability to design, develop, market and sell products or provide services that address additional market opportunities;

●	disruption of supply or shortage of raw materials;

●	our limited operating history by which performance can be gauged;

●	our ability to manage our research, development, expansion, growth and operating expenses;

●	Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Forward-looking statements might not prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. We wish to advise you that these cautionary remarks expressly qualify, in their entirety, all forward-looking statements attributable to our company or persons acting on our company’s behalf. We do not undertake to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as, and to the extent required by, applicable securities laws. You should carefully review the cautionary statements and risk factors contained in this prospectus and other documents that we may file from time to time with the securities regulators.

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USE OF PROCEEDS

Assuming the sale of US$        of our ordinary shares in this offering, after deducting the estimated underwriting discounts, non-accountable expense allowance and offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option, we expect to receive net proceeds of approximately US$      from this offering.

Gross proceeds	US$
Underwriting discounts (4.5% of gross proceeds)	US$
Underwriting non-accountable expenses (1% of gross proceeds)	US$
Miscellaneous underwriting fees expenses	US$
Other offering expenses	US$
Net proceeds	US$

We intend to use the net proceeds of this offering as follows, and we have ordered the specific uses of proceeds in order of priority.

Description of Use	Estimated Amount of Net Proceeds
To establish WEBUY CLUB network for both fruit distribution and community setup in Indonesia	US$	10%
Investment in 360 marketing in Indonesia	US$	15%
Investments in infrastructure relating to information technology	US$	20%
Development and expansion of business and operations in Malaysia	US$	10%
Development and expansion of business and operations in Thailand	US$	10%
Development and expansion of business and operations in Vietnam	US$	10%
Enhancing our global supply chain capability	US$	10%
Working capital and general corporate purposes	US$	15%
Total	US$	100%

We intend to use any such proceeds for working capital and general corporate purposes. General corporate purposes may include capital expenditures.

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DIVIDEND POLICY

Except as disclosed below, we have never declared or paid any cash dividends on our ordinary shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Our board of directors has complete discretion on whether to distribute dividends, subject to applicable laws. In addition, our shareholders may by ordinary resolution declare a dividend. Under Cayman Islands law, a Cayman Islands company may pay a dividend either out of profit or share premium account, provided that in no circumstances may a dividend be paid if the dividend payment would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency, and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions, and other factors that the board of directors may deem relevant. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2021:

●	on an actual basis; and

●

on an as adjusted basis to reflect the issuance and sale of the ordinary shares by us in this offering at the assumed initial public offering price of $       per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, non-accountable expense allowance and the estimated offering expenses payable by us.

In addition, we currently have         ordinary shares issued and outstanding. Each holder of ordinary shares will be entitled to one vote per one ordinary share.

You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Use of Proceeds” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2021 (USD)
	Actual	Pro forma As Adjusted
Cash and cash equivalents	$1,539,348
Short-term debts, including amount due to a director	493,513
Long-term debt	601,824
Total indebtedness	$1,095,337

Shareholders’ equity:
14,770 ordinary shares issued and outstanding on an actual basis, 12/31/21 ordinary shares issued and outstanding on a pro forma as adjusted basis	15
Additional Paid-in capital	10,441,123
Accumulated deficit	(11,676,884)
Accumulated other comprehensive loss	36,112
Total shareholders’ equity	(1,199,634)
Total capitalization	(104,297)

____________

* From February 1, 2022 to April 14, 2022, the Company issued a series of Simple Agreement for Future Equity notes (“SAFE”) with aggregated principal amount of $750,000 to various investors. The SAFE notes have been converted by the investors, for 205 ordinary shares, during the reorganization of the Company on August 29, 2022.

From March 1, 2022 to June 24, 2022 the Company has issued a series of Convertible Loan Notes (“Notes”) with aggregated principal amount of $2,920,800 to various investors. The Note bears interest of 10% per annum and has a maturity date of eighteen (18) months from the funding date. The Notes have been converted by the investors, for 400 ordinary shares, during the reorganization of the Company on August 29, 2022.

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DILUTION

If you invest in our ordinary shares, your interest will be diluted for each ordinary share you purchase to the extent of the difference between the initial public offering price per ordinary share and our net tangible book value per ordinary share after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the net tangible book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value attributable to shareholders at June 30, 2022 was $        or approximately $         per ordinary share. Net tangible book value per ordinary share as of June 30, 2022 represents the amount of total assets less intangible assets and total liabilities, divided by the number of ordinary shares outstanding.

Our pro forma as adjusted net tangible book value of our ordinary shares as of June 30, 2022 gives effect to the sale of ordinary shares at the assumed public offering price of $         per ordinary share, after deducting the underwriting discount, non-accountable expense allowance and estimated offering expenses. We will issue        ordinary shares upon completion of the offering (and          additional ordinary shares if the over-allotment option is exercised in full). Our post offering pro forma net tangible book value as of June 30, 2022, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after June 30, 2022, will be approximately $         or $          per ordinary share (or $         or $          per ordinary share if the over-allotment option is exercised in full). This would result in dilution to investors in this offering of approximately $         per ordinary share (or $          per ordinary share if the over-allotment option is exercised in full) or approximately        % (or         % if the over-allotment option is exercised in full) from the assumed offering price of US$         per unit ($        ).

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to persons purchasing ordinary shares based on the foregoing offering assumptions.

	Offering Without Over- Allotment	Offering With Over- Allotment
Assumed initial public offering price per ordinary share	$	$
Offering Price	$	$
Net tangible book value per ordinary share before the offering	$	$
Increase in net tangible book value per ordinary share attributable to payments by new investors	$	$
Pro forma net tangible book value per ordinary share immediately after the offering	$	$
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$	$

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 Pro forma as adjusted net tangible book value as of June 30, 2022, is calculated as follows:

Total assets		$
Less:
Intangible assets, net	$
Operating lease right-of-use asset	$
Goodwill	$
Total intangible assets		$
Total tangible assets		$
Less: Total liabilities		$
Pro forma as adjusted net tangible book value		$

A US$1.00 increase or decrease in the assumed public offering price per unit would increase or decrease our pro forma as adjusted net tangible book value per share after this offering by approximately $     per share (or $     per share if the over-allotment is exercised in full), and increase or decrease the dilution per share to new investors by approximately $     per share (or $      per share if the over-allotment is exercised in full), assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the underwriting discount, non-accountable expense allowance and estimated offering expenses payable by us.

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ordinary shares and other terms of this offering determined at the pricing.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the information presented in “Selected Historical Consolidated Financial Data” and our historical consolidated financial statements and the related notes included elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements, such as statements regarding our expectation for future performance, liquidity and capital resources, that involve risks, uncertainties and assumptions that could cause actual results to differ materially from our expectations. Our actual results may differ materially from those contained in or implied by any forward-looking statements. Factors that could cause such differences include those identified below and those described in “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and “Unaudited Condensed Consolidated Financial Information.” We assume no obligation to update any of these forward-looking statements.

Overview

We are a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material operations of our own, we conduct our substantial operations via our operating subsidiaries in Singapore and Indonesia.

We are an emerging Southeast Asian (“SEA”) community-oriented e-Commerce retailor (“Community E-Commerce Retailor”) with a focus on grocery and travel. Community e-commerce is a deepened extension form of e-commerce, where social media users with mutual interest and like-minded behavior are connected, forming a community group within a network through online medium. Our mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient cost-saving purchasing model.

Key Factors that Affect Operating Results

We believe the key factors affecting our financial condition and results of operations include the following:

Our Ability to Create Value for Our Users and Generate Revenue

Our ability to create value for our users and generate our revenues from customers is driven by the factors described below:

•

Number and volume of transactions completed by our customers. Customers are attracted to our platform by the breadth of personalized deals and the interactive user experience within our community groups. The number and volume of transaction completed by our customers is affected by our ability to continue to enhance and expand our product offerings and improve the user experience.

•

Empowering data and technology. Our ability to engage our customers and empower our suppliers and their brands is affected by the breadth and depth of our data insights, such as the accuracy of our customers’ shopping preferences, and our technology capabilities and infrastructure, and our continued ability to develop scalable services and upgrade our platform user experience to adapt to the quickly evolving industry trends and customer preferences.

Our Investment in User Base, Technology, People, and Infrastructure

We have made and will continue to make investments in enhancing and upgrading our platform in order to attract customers and suppliers, enhance user experience and expand the capabilities and scope of our platform. We expect to continue to invest in our technology capabilities and infrastructure, which will lower our margins but deliver overall long-term growth.

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Impact of the COVID-19 Pandemic

The extent to which the COVID-19 pandemic continues to impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time, including:

•	new variant of disease which may emerge concerning the severity of such diseases in Southeast Asia (or “SEA”);
•	the duration and spread of the pandemic;
•	the severity of travel restrictions imposed by geographic areas in which we operate, mandatory or voluntary business closures;
•	regulatory actions to be taken in response to the pandemic, which may impact supplier operations, supplier pricing, consumer purchase patterns and our product offerings;
•	other business disruptions that affect our workforce, such as work from home arrangement;
•	continuing challenges to onboard new customers through on-ground marketing events;
•	the impact on capital and financial markets; and
•	action taken throughout the world, including in markets in which we operate, to contain the COVID-19 pandemic or dampen its impact.

The pandemic, however, has also benefited us as follows:

•	usage of online technology has widened and become more common to the general public of various age groups, people prefer to go online and make purchases from the features Webuy App offers;
•	during the pandemic “lockdown” phases, our business operations have carried on without significant disruption as customers preferred to purchase groceries in a handier manner through online; and
•	we have taken advantage of the push to digitalization transformation, by providing a platform and channel to meet users daily essential online shopping and payments.

Inflation

We do not believe that inflation has had a material adverse effect on our business as of December 31, 2021, but we will continue to monitor the effects of inflation on our business in future periods.

Supply Chain Disruptions

Although there have been global supply chain disruptions as a result of the COVID-19 pandemic that may have affected the operations of some of our suppliers, these disruptions have not had a material adverse effect on our business as of December 31, 2021, but we will continue to monitor the effects of supply chain disruptions on our business in future periods.

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Results of Operations

The following table sets forth certain operational data for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
	USD	USD

Revenue	$22,295,682	$12,311,471
Cost of revenue	(19,792,424)	(10,536,929)
Gross profit	2,503,258	1,774,542
Operating expenses
Sales and marketing expenses	(4,314,001)	(2,119,109)
General and administrative expenses	(4,423,191)	(3,041,915)
Share-based compensation	(1,973,454)	-
Loss from operations	(8,207,388)	(3,386,482)

Other income
Interest income	2,353	672
Interest expense	(25,992)	(1,014)
Other income	63,873	214,448
Total other income	40,234	214,106

Loss before income taxes	(8,167,154)	(3,172,376)
Income tax expense	-	-
Net Loss	$(8,167,154)	$(3,172,376)

Revenue

For the years ended December 31, 2021 and 2020 we derived our revenue from the sales of groceries through our online platform, the Webuy App. Our breakdown of revenue in terms of geographical locations for the years ended December 31, 2021 and 2020, respectively, is summarized below:

	Year Ended December 31,
	2021	%	2020	%	Change (%)
	USD		USD

Singapore	$18,216,233	81.7	$10,359,251	84.1	75.8
Indonesia	3,647,873	16.4	1,199,626	9.8	204.1
Malaysia	431,576	1.9	752,594	6.1	(42.7)
Total revenue	$22,295,682	100.0	$12,311,471	100.0	81.1

Total revenue increased by approximately $9.9 million or 81.1% to approximately $22.2 million for the year ended December 31, 2021 from approximately $12.3 million for the year ended December 31, 2020. The increase was mainly attributable to the growth of our groceries sales in Singapore as well as the exponential growth of groceries sales in Indonesia ever since our successful entry into the market in 2020. Notably, the introduction of our community-centric business model into the Indonesian market has allowed us to anticipate substantial future growth given the extremely large market size and the evolving purchase behavior in the Indonesian market.  The decline of revenue in Malaysia was due to the Company’s decision to scale down its business, and the Malaysian subsidiary was eventually disposed of and sold to an unrelated party on July 27, 2022.

Cost of revenue

Cost of revenue for the years ended December 31, 2021 and 2020 was approximately $19.8 million and $10.5 million, respectively, representing a significant increase of 87.8% as a results of increased groceries sales both in Singapore and Indonesia. Our cost of revenues consists primarily of changes in inventory, direct labor costs (including salaries and benefits) for employees and sub-contractor fees associated with warehouse operations, packing and handling, and rental of storage place.

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Our breakdown of cost of revenues for the years ended December 31, 2021 and 2020, respectively, is summarized below:

	Year Ended December 31,
	2021	2020
	USD	USD

Changes in inventory	$19,170,170	$9,965,956
Direct labor	144,801	314,957
Packing and handling	477,453	256,016
Total costs of revenue	19,792,424	10,536,929

Gross profit

Gross profit for the year ended December 31, 2021 amounted to approximately $2.5 million as compared to approximately $1.8 million for the year ended December 31, 2020. Gross profit margin was approximately 11.2% and 14.4% for the years ended December 31, 2021 and 2020, respectively. The decrease in gross profit margin was mainly due to increased cost of groceries coupled with sales markdown offered by us which resulted in lower percentage gross margin as our strategy of providing competitive discount to attract more users to sign up with our platform.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and share-based compensation.

Sales and marketing expenses

Selling and marketing expenses for the years ended December 31, 2021 and 2020 amounted to approximately $4.3 million and $2.1 million, respectively, representing an increase of approximately $2.2 million or 103.6%.

The increase was mainly due to increase in marketing and promotion expense of approximately $0.4 million related to promote our Webuy platform and eventually attract more community leader and customers to sign up as members. Comparably, there is an increase in sales commissions paid to Group Leaders of approximately $0.8 million and order fulfilment and distribution related fees of approximately $1.0 million in the year ended December 31, 2021 as a result of increase in revenue relating to groceries sales and we recognized the same amount of product revenue at the time of redemption of the non-spending related activities reward points by our customers.

General and administrative expenses

General and administrative expenses for the years ended December 31, 2021 and 2020 amounted to approximately $4.4 million and $3.0 million, respectively, representing an increase of approximately $1.4 million or 45.4%. The increase was mainly due to an increase in employee benefits expenses, amortization of intangible assets, and upkeep of office, warehouse, and motor vehicles.

Share-based compensation expenses

Share-based compensation expenses amounted to approximately $1.97 million and $0 for the years ended December 31, 2021 and 2020, respectively, representing increase of approximately $1.97 million. The increase was mainly due to share awards granted to employees.

Other Income

Other income amounted to approximately $0.04 million for the year ended December 31, 2021, compared with approximately $0.2 million for the year ended December 31, 2020. The change was mainly attributable to the interest income earned; interest expense incurred as well as decrease in other income such as government grants. For the year ended December 31, 2021, we incurred interest expense, net of interest income of approximately $0.02 million and government grant of approximately $0.07 million. For the year ended December 31, 2021, we incurred interest expense, net of interest income of approximately $300 and government grant of approximately $0.21 million.

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Income Tax Expense

Our income tax expenses for the years ended December 31, 2021 and 2020 was $0 and $0, respectively.

Net Loss

During the year ended December 31, 2021, we incurred a net loss of approximately $8.2 million, as compared to approximately $3.2 million for the year ended December 31, 2020. The increase in net loss is primarily attributable to the increase in our sales and marketing expenses as a result of our increased in business activities and share-based compensations.

Going Concern and Capital Resources

The consolidated financial statements included in this prospectus have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company incurred a net loss of $8,167,154 and $3,172,376 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, the Company had net cash used in operating activities of $3,994,972 and $2,864,260, respectively, the Company had a deficit on total equity of $1,249,613 as of December 31, 2021. These conditions raise doubt about the Company’s ability to continue as a going concern.

In assessing liquidity, we monitor and analyze cash on-hand and operating expenditure commitments. Our liquidity needs are to meet working capital requirements and operating expense obligations. To date, we financed our operations primarily through cash flows from contribution from shareholders, issuance of convertible notes and bonds.

As of December 31, 2021 and December 31, 2020, we had approximately $1.5 million and $5.3 million, respectively, in cash and cash equivalent which primarily consists of bank deposits and funds received from customers, which funds were held at the third-party platform’s fund account, which are unrestricted as to withdrawal and use. We had net current liabilities of approximately $1.5 million as of December 31, 2021 and net current assets of approximately $2.9 million as of December 31, 2020.

In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company may have to consider supplementing its available sources of funds through the following sources:

•	Issuance of additional convertible notes and equity to individual persons and/or corporate entities;

•	other available sources of financing from Singapore banks and other financial institutions; and

•	financial support from the Company’s related party and shareholders.

No assurance can be provided that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. All of these factors raise substantial doubt about the ability of the Company to continue as a going concern. The consolidated financial statements for the years ended December 31, 2021 and 2020 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

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The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,
	2021	2020
	USD	USD

Net cash used in operating activities	$(3,994,972)	$(2,864,260)
Net cash used in investing activities	(607,342)	(99,331)
Net cash provided by financing activities	960,514	6,114,726
Net (decrease)/ increase in cash and cash equivalents	(3,641,800)	3,151,135
Effect of exchange rate changes on balance of cash held in foreign currencies	(74,893)	109,327
Cash and cash equivalents at the beginning of the year	5,256,041	1,995,579
Cash and cash equivalents at the end of the year	1,539,348	5,256,041

Cash used in operating activities

For the year ended December 31, 2021, net cash used in operating activities amounted to approximately $3.99 million primarily resulted from the net loss of approximately $8.17 million adjusted for non-cash items and changes in working capital. Adjustments for non-cash items consists of amortization of intangible assets to approximately $0.09 million, depreciation of leasehold improvements and equipment to approximately $0.09 million, non-cash lease costs to approximately $0.25 million and share-based compensation of approximately $1.97 million. Changes in working capital mainly included increase in inventories of approximately $0.38 million, increase in prepaid expenses and other assets of approximately $0.05 million, decrease in operating lease liabilities of approximately $0.23 million, increase in accounts payable of approximately $1.08 million, increase in other current liabilities of approximately $0.81 million and increase in amount due to a director of approximately $0.06 million.

For the year ended December 31, 2020, net cash used in operating activities amounted to approximately $2.86 million primarily resulted from the net loss of approximately $3.17 million adjusted for non-cash items and changes in working capital. Adjustments for non-cash items consists of impairment losses of account receivables and other assets to approximately $0.24 million, depreciation of leasehold improvements and equipment to approximately $0.05 million and non-cash lease costs to approximately $0.07 million. Changes in working capital mainly included increase in inventories of approximately $0.40 million, increase in accounts receivables of approximately $0.05 million, increase in prepaid expenses and other assets of approximately $0.41 million, decrease in operating lease liabilities of approximately $0.07 million, increase in accounts payable of approximately $0.52 million and increase in other current liabilities of approximately $0.30 million.

Cash used in investing activities

For the year ended December 31, 2021, net cash used in investing activities amounted to approximately $0.61 million, which mainly comprised of purchase of leasehold improvements and equipment and intangible assets.

For the year ended December 31, 2020, net cash used in investing activities amounted to approximately $0.10 million, which mainly comprised of purchase of leasehold improvements and equipment and intangible assets partially offset by investment in subsidiaries from non-controlling interest.

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Cash provided by financing activities

For the year ended December 31, 2021, net cash provided by financing activities amounted to approximately $0.96 million which primarily consist of proceeds from term loan payables of approximately $1.00 million partially offset by repayment of loan payables of approximately $0.04 million.

For the year ended December 31, 2020, net cash provided by financing activities amounted to approximately $6.12 million which primarily consist of fund-raised through the issuance of ordinary shares of approximately $8.34 million partially offset by conversion of loan payables to ordinary shares of approximately $2.22 million.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated.

Off-Balance Sheet Arrangements

As of December 31, 2021 and December 31, 2020, we have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to our shareholders.

From February 1, 2022 to April 14, 2022, the Company issued a series of Simple Agreement for Future Equity notes (“SAFE”) with aggregated principal amount of $750,000 to various investors. The SAFE notes have been converted by the investors in full during the reorganization of the Company on August 29, 2022.

From March 1, 2022 to June 24, 2022 the Company has issued a series of Convertible Loan Notes (“NOTE”) with aggregated principal amount of $2,920,800 to various investors. The NOTE bears interest of 10% per annum and has a maturity date of 18 months from the funding date. The NOTE has been converted by the investors in full during the reorganization of the Company on August 29, 2022.

The Group has subsequently disposed the investment in China subsidiary and Malaysia subsidiary on June 26, 2022 and July 27, 2022 respectively. The subsequent disposal of the two subsidiaries has no material effect on the consolidated financial performance of the Group.

Critical Accounting Policies and Estimates

Share-based compensation

ASC 718 “Compensation – Stock Compensation” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Share-based compensation amounted to approximately $1.97 million and $0 for the years ended December 31, 2021 and 2020, respectively.

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Intangible assets

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed on a straight-line basis over the estimated periods benefited. Software, technology, and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

Intangible assets with finite useful lives are amortized over the estimated economic lives of the intangible assets as follows:

Types of intangible assets	The estimated useful lives of the intangible assets

Applications Development	3 years
Software	2 years

Impairment of Intangible and Long-Lived Assets

The Company tests its intangible and long-lived assets for impairment at least annually and whenever events or circumstances change that indicate impairment may have occurred. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others and without limitation: a significant decline in the Company’s expected future cash flows; a sustained, significant decline in the Company’s stock price and market capitalization; a significant adverse change in legal factors or in the business climate of the Company’s segments; unanticipated competition; and slower growth rates.

Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. The Company records the total expenses on a straight-line basis over the lease term.

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities - current, and operating lease liabilities – non-current on the balance sheets. Finance leases are included in leasehold improvements and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Leases with a lease term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations.

Revenue Recognition

We adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) for all periods presented. The core principle underlying the revenue recognition of this ASU allows us to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. This will require us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

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To achieve that core principle, we apply five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

Product revenues - Performance obligations satisfied at a point in time

We primarily sell goods through group orders directly through our mobile application. We account for the revenue generated from our sales on a gross basis as we are acting as a principal in these transactions and are responsible for fulfilling the promise to provide the specified goods, which we have control of the goods and have the ability to direct the use of goods to obtain substantially all the benefits. Revenue is measured based on the amount of consideration that the Company expects to receive reduced by sales return and discount. In making this determination, we also assess whether we are primarily obligated, subject to inventory risk, have latitude in establishing prices, or has met several but not all of these indicators in accordance with ASC 606-10-55-36 through 40. We recognize the sales of goods when the control of the specified goods is transferred to the customer which is upon delivery of goods to customer. Revenue also excludes any amounts collected on behalf of the third parties, including sales taxes and indirect taxes.

The Company grants "Assets" to customers as commissions earned in our mobile application, which entitle the holders to offset future purchases. Such "Assets" are recorded in "Advances from customers" until they are used.

Cash collected from customers are initially recognized as “Advances from customers” and subsequently reclassified to “Deferred revenue” when cash collected from customers and goods yet to be delivered. Deferred revenue recognized as revenue during the respective years ended December 31, 2020 and December 31, 2021 was $0 and $0.

The Company operates as a single operating segment. The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. The Company’s primary operations are in Singapore and Indonesia, and it has derived substantially all of its revenue from sales to customers in these jurisdictions.

Income tax

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company conducts its businesses in Singapore, Indonesia and Malaysia and is subject to tax in these jurisdictions. As a result of its business activities, the Company will file separate tax returns in those countries that are subject to examination by the foreign tax authorities.

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Concentrations and Risks

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There was no single customer who represent 10% or more of the Company’s total revenue for financial years ended December 31, 2021 and 2020.

There was no single customer who represent 10% or more of the Company’s total accounts receivable as of December 31, 2021 and 2020.

There is no single supplier who represent 10% or more of the Company’s total purchases for financial years ended December 31, 2021 and 2020.

There is no single supplier who represent 10% or more of the Company’s total accounts payable as of December 31, 2021 and 2020.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Foreign Currency Risk

The Company operates in multiple markets, which exposes it to the effects of fluctuations in currency exchange rates as it reports its financials and key operational metrics in USD. The Company earns revenue denominated in local currencies of Southeast Asia. The Company generally incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which it operates. Fluctuations in the exchange rates among the various currencies that the Company uses could cause fluctuations in its operational and financial results.

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CORPORATE HISTORY AND STRUCTURE

History and Development of the Company

We are a holding company incorporated in the Cayman Islands on August 29, 2022.

On August 29, 2022, the Company entered into a share swap agreement  with New Retail, under which 100% of the ordinary shares of New Retail (16,644 shares) were acquired in exchange for 16,644 ordinary shares of Webuy. Upon closing of the share swap, New Retail became a wholly owned subsidiary of Webuy and the former shareholders of New Retail hold 100% of Webuy.

Organization Chart

The chart below sets out our corporate structure as of the date of this prospectus.

Corporate Headquarters

Our principal executive offices are located at 8 Tampines Industrial Crescent #04-03 Space@Tampines, Singapore 528605. Our telephone number is +65 8859 9762. Our website address is webuysg.com. Information on our website does not constitute part of this prospectus. Our registered office and our registered agent’s office in the Cayman Islands are both located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

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INDUSTRY

All the information and data presented in this section have been derived from reports by Frost & Sullivan and government official public announcement platform, unless otherwise noted. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

Overview of Macroeconomic Environment in Southeast Asia

Nominal GDP and Growth Rate

According to International Monetary Fund (“IMF”), the nominal gross domestic product (“GDP”) per capita in Southeast Asia has increased from approximately US$2,646.2 billion to US$3,361 billion from 2016 to 2021, representing a CAGR of 4.9%. The nominal GDP per capita has decreased by 4.2% in 2020 because of the disruption to economic activities due to the COVID-19 pandemic.

The expected nominal GDP between 2022 and 2026 is approximately 7.6%, reaching to approximately US$4,892.8 billion by 2026. It is expected that the economy will recover in the next years with the alleviation of the COVID-19 pandemic.

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Nominal GDP Per Capital and Growth Rate

According to IMF, the nominal GDP per capita in Southeast Asia has increased from approximately US$4,164.7 to US$5,035.7 from 2016 to 2021, representing a CAGR of 3.9%. The nominal GDP per capita has decreased by 5.7% in 2020 because of the disruption to economic activities due to the COVID-19 pandemic.

It is expected the nominal GDP per capita will recover at a CAGR of 6.7% from 2022 to 2026 onwards and reach US$7,014.8 by 2026 given the alleviation of the COVID-19 pandemic and commencement of the COVID-19 vaccination program since 2021.

Total Population and Growth Rate

According to IMF, the population growth in Southeast Asia remained slow from approximately 635.2 million in 2016 to approximately 667.4 million in 2021, representing a CAGR of approximately 1.0%. The population growth is expected to reach approximately 697.5 million by the end of 2026, representing a CAGR of 0.9% from 2022 to 2026.

Internet Users and Growth Rate

The internet users in Southeast Asia have increased from 315.6 million to 483.8 million with a CAGR o 8.9% from 2016 to 2022. In 2020, the internet users have increased by 8.0% as Southeast Asia demonstrated strong resilience in the face of the pandemic when people turned to the internet to meet everyday needs with a new lifestyle online. Moreover, the increasing internet penetration rate in 2020 has helped Southeast Asia’s small and medium- enterprises get through the pandemic. After proving resilient in 2020, Southeast Asia’s internet is expected to continue to grow in the future by reaching 602.3 in 2026 with a CAGR of 4.3% from 2022 to 2026.

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Overview of Community E-commerce Market in Southeast Asia

Internet Users and Growth Rate in Singapore

In 2021, 5.29 million people were accessing the internet in Singapore. This figure is projected to grow even further in the next few years, driven by the rising popularity of smart phones in Singapore. The number of internet users in Singapore is expected to rise at a CAGR of 1.7% from 2022 to 2026.

Internet Users and Growth Rate in Indonesia

In 2021, approximately 201.37 million people were accessing the internet in Indonesia. This figure is expected to grow to about 239.03 million by 2026. Indonesia is the biggest online market in Southeast Asia.

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Overview of Community E-commerce Market in Southeast Asia

Definition and Classification

Electronic commerce (“e-commerce”) refers to a business or commercial transaction that involves the sale and purchase of products or services over the Internet. It involves the entire scope of online transactions from the sellers to buyers, including supply chain management, electronic funds transfer, Internet marketing, online transaction processing, electronic data interchange, inventory management systems, and automated data collection systems, and others.

Community e-commerce is a form of e-commerce, where social media users with mutual interest and like-minded online behavior are connected, forming a community group within a network through online medium such as social media platforms and communication software including but not limited to Facebook, Instagram, WeChat, WhatsApp, Line, Tiktok or Youtube. It leverages personal interaction and word-of-mouth marketing to create personalized and targeted valuable insights to reach targeted audiences and potential customers. Such networks are generally formed according to the similarity of the members of a group including (i) location proximity amongst social media users in a group; and (ii) online shopping preference and behavior. Besides, a community leader is usually deployed in the community group undertaking responsibilities such as group management, event management and customer services.

Core Competitiveness of Community E-Commerce

1.

Timely response and dedicated customer services: Leveraging the feature of instant communication on social media and communication platform, users are able to reflect promptly the concerns and doubts on the products and orders to the store to attain highly engaging interaction.

2.

Personalization and customization: Under community e-commerce model, community leader and merchants ensures customers are able to go through the purchase funnel in either and across channels according to their needs, requirement and preference in a personalized and customized manner, hence elevating the convenience of purchasing and overall consumer journey.

3.

User-to-user Interaction: Users within the community platform forms interaction through the frequent recommendation of products and sharing of product tips, specifications and evaluation, which potentially translate to positive influences converting user’s awareness to purchase and brand loyalty.

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Value Chain Analysis

The upstream in the value chain of the digital advertising industry consists of merchants that would like to promote their products or services through community e-commerce service providers. As merchants increasingly realize the potential of community e-commerce, they become more willing to spend their marketing budget on such campaigns in recent years. Global brands usually form a partnership with multinational agencies to support the brand’s marketing campaigns and sales channel globally. However, in order to market themselves to the local market effectively, it is common for brands to acquire community e-commerce due to their market know-how on local dynamics and specialized communication knowledge.

The midstream players include community e-commerce service providers, they are the administrator of the community group delegating community host and leaders into managing customer needs in each niche group, forming alliances with merchants and act as retailer to create, aggregate and promote products to reach downstream consumers. Midstream community hosts can as well be a upstream merchants, controlling the upstream and midstream activities. The community group is mostly taken place in social media platforms or communication platforms. In addition, payment, logistics and warehousing agencies handle the transportation and payment of goods to downstream customers.

Downstream customers are internet users that actively users of social media and communication platform. Within the community, people share similar interest or are having location proximity with each other, where word-of-mouth marketing is adopted.

Market Size of E-commerce Industry

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In 2021, the number of internet users in the Southeast Asia countries has exceeded 420 million, increased from 250 million in 2016. Attributable to rapid economic development, increasing internet penetration rate as well as the COVID-19 pandemic which entailed the implementation of various pandemic prevention and control policies such as social distancing and quarantine measures and subsequently prompted citizens to switched from brick-and-mortar purchase to e-commerce platform purchase, have collectively propelled the development of the e-commerce industry in the region. The market size of e-commerce industry in the Southeast Asia has increased from approximately US$9.3 billion to approximately US$82.0 billion from 2026 to 2021, representing a CAGR of approximately 54.5%. The thriving development of leading e-commerce platforms such as Bukalapak and Tokopedia in Indonesia, Qoo10 in Singapore, Lelong in Malaysia, Tiki and Sendo in Vietnam and PowerBuy and HomePro in Thailand, serve as impetus to the continuous development of the e-commerce industry. Going forward, the market size of e- commerce industry in the Southeast Asia is expected to attain approximately US$234.5 billion in 2026, representing a CAGR of approximately 19.9%.

Market Size of Community E-commerce

The popularity of community e-commerce in Southeast Asia has been accelerated by high rates of mobile internet penetration, a mobile-first generation that spends a lot of time on social media, and high engagement. Southeast Asians have a strong desire to belong in a community, and building relationships with residents in the same community is more important to them. The market size of community e-commerce increased from US$225.0 million in 2016 to US$4,030.0 million in 2021, at a CAGR of 78.1%.

While Southeast Asians appreciate the value of their traditionally collectivist society, the community e-commerce model leverages community leaders and influencers’ connections to generate sales by marketing directly to their friends and family. The market size of community e-commerce in Southeast Asia is expected to reach US$15,503.0 million in 2026, at a CAGR of 31.5% from 2022 to 2026.

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Market Size of Community E-commerce in Singapore

The community e-commerce industry in Singapore is expected to grow steadily over the forecast period, recording a CAGR of 26.8% during 2022 to 2026. The community e-commerce in Singapore will increase from US$332.8 million in 2022 to reach US$859.4 million by 2026.

With the social media platforms and channel offering an avenue for buyers to interact, a shift is taking place towards organized commerce on these platforms and channels in Singapore. Discovery, browsing, and purchasing on the same community is the rising trend.

Market Drivers

Growing consumer spending and thriving economic circumstances

The Southeast Asia's economy is expanding gradually, and the evolving consumer-driven economy has fueled the region's digital advertising market. During 2016 and 2021, Southeast Asia's nominal GDP grew steadily, from around US$2,598.6 billion to over US$3,125.9 billion, recording a CAGR of approximately 3.8%. According to the Frost & Sullivan report, with continuous urbanization and expedite economic development, the nominal GDP in the region is expected to attain an even higher CAGR of 6.8% during 2022 to 2026, which has contributed to an on-going elevation on consumer spending on a variety of goods and services to improve the living standards. With the on-going advancement on internet infrastructure and the elevated convenience in shopping online, it is expected the rising consumption power would contribute to the growth of e-commerce platform including community e-commerce.

Supportive policies in promoting online eco- system

During 2021, the Association of Southeast Asian Nations (“ASEAN”) entered into the ASEAN Agreement on Electronic Commerce, which has established common principles and rules to promote the growth of e-commerce in the region and to strengthen capacity to implement the corresponding policies. This agreement is intended to facilitate cross- border e-commerce transactions in the region and to establish a favorable environment for e-commerce development. Each member state will cooperate in areas such as information technology infrastructure, electronic payment, and settlement and trade facilitation. The favorable policy underpins the landscape of online platforms, thereby propelling the community e-commerce industry

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Digital transformation

Southeast Asia has been undergoing significant digital transformation during the past few years. In particular, the prevalence of smartphones has boosted the development of the industry. As indicated by the Frost & Sullivan report, there were more than 480 million Internet users in Southeast Asia in 2021, and major economies including Malaysia, Singapore, Thailand, the Philippines, and Indonesia have all had Internet penetration rates of more than 80%, which is a robust progress from 2016. Internet users are more exposed to online marketing advertisements, augmenting to the usage and reach of the community e-commerce. Besides, the well-developed application of communication and social media platform in the region provide the fundament for users to interact. In turn, the growing number of internet users shall translate into a greater consumer base to community e-commerce platforms.

Rapid development of analytic tools to be deployed during operation

With the growing maturity of software technology, such as cloud computing, big data and artificial intelligence community e-commerce service providers are able to generate in-depth insights and execution plans in acquiring potential customers and translate their salience on products into trial, purchase and product loyalty. The machine learning capabilities of advanced system are able to track customers’ information, such as their demographics, locations, purchasing patterns, and preferences, analyze the information collected, and recommend related content to the end customers. Community e-commerce service providers can differentiate their core competence and precisely shape their strategies accordingly to deliver optimized results.

Market Trend

Growth of Influencer Marketing

Influencer marketing has witnessed a growing trend in recent years as more consumers are taking cues from social media about what and where to buy, key influencers are therefore wielding significant influence over customers’ spending behavior. These influencers can utilize their influence to participate in community e-commerce and quickly build relationships, trust and credibility with their fans, followers and friends that respect and value their content and recommendations. Community e-commerce service providers can leverage the latest trend and connect and engage an influencer in building a powerful relationship to reach their target audience and further expand their business.

Increasing varieties of marketing, such as content marketing and live streaming

Owing to the growing popularity of social media and communication platforms in Southeast Asia, new marketing strategy are formulated and implemented to attract, engage, and retain an audience. For instance, content marketing is adopted by creating and sharing relevant articles, videos, podcasts, and other media, has become increasingly prevalent for community e-commerce providers to engage downstream customers effectively with close engagement and interaction. Moreover, live streaming, which involves a provision of real time customer service and product introduction and promotion session, involved key opinion consumers and is considered increasingly conducive to reach target consumers.

Accelerated network development in augmenting user experience

5G network facilitates mobile and computer data processing and exchange at a higher speed, which results in reduction of ad-load times and ads delays on mobile devices. Further, 5G network also promotes the deployment of more appealing advertisements, such as 4K video with higher frame rate, to enhance the promotional effective of mobile advertisement. For community service providers, a continuous improving network is offering the opportunity for service providers to enhance value and effectiveness of the content created and serve as a pivotal medium in attracting and retaining existing and potential customers.

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BUSINESS

Overview

We are an emerging SEA community e-commerce retailor with a focus on grocery and travel. E-commerce refers to a commercial transaction that involves the sale and purchase of products or services over the Internet. It involves the entire scope of online transactions from the sellers to buyers, including supply chain management, electronic funds transfer, Internet marketing, online transaction processing, electronic data interchange, inventory management systems, and automated data collection systems, and others. Community e-commerce is a form of e-commerce, where social media users with mutual interest and like-minded online behavior are connected, forming a community group within a network through online medium such as social media platforms and communication software including but not limited to Facebook, Instagram, WeChat, WhatsApp, Line, Tiktok or Youtube. It leverages personal interaction and word-of-mouth marketing to create personalized and targeted valuable insights to reach targeted audiences and potential customers. Such networks are generally formed according to the similarity of the members of a group including (i) location proximity amongst social media users in a group; and (ii) online shopping preference and behavior. Besides, a community leader is usually deployed in the community group undertaking responsibilities such as group management, event management and customer services.

Our mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient cost-saving purchasing model. We are committed to developing a community-oriented e-commerce community platform in the Southeast Asia region and transforming the e-commerce model into a community-driven experience for consumers.

We believe that our ‘group buy’ business model has transformed conventional shopping avenues, as we are able to achieve attractive efficient cost-savings for our customers to enjoy the similar cost savings as a group purchase and bulk order, without having to undertake bulk purchases individually, through a community-centric manner. We believe that this model allows us to offer competitive prices for our customers, which enables us to be a more attractive shopping platform as compared to our competitors. Our business model has also disrupted the traditional supply chain by cutting out intermediaries to provide a “farm-to-table” supply model. This brings about cost savings to both last-mile suppliers as well as end consumers.

We attribute the success of our community-based business model to our low customer acquisition costs and high customer retention rates. We consciously build and mold our services around the needs and trends of the local community so as to achieve low customer acquisition costs and high customer retention rates. This is done through our multi-pronged community-centric business model, where Group Leaders within each community would be responsible for a group of customers within a geographical location. Group Leaders assist us in our customer acquisitions through offline roadshows where they are provided with marketing collaterals and free gifts for offline giveaways to engage and onboard new customers. Within their respective communities, Group Leaders are also responsible for consolidating orders towards a bulk purchase.  We conduct our “group buy” purchases through both our Webuy mobile application, as well as through various social networking channels, such as WhatsApp, WeChat as well as our in-app chat. In each instance, a Group Leader will be assigned to each community group, based on the geographical location.

The core of our business centers around building of a strong community network. With a strong customer base and customer loyalty, we are able to transition into other product and service offerings by leveraging on the existing trust and familiarity with our brand.

The social aspects of our community platform are central to our people-centric framework, which is manifested in our interactive features and allows customers to actively engage in the shopping experience.

Our social e-commerce community platform focuses on achieving a global reach and currently operates in Singapore and Indonesia. Since our inception in August 2019, we have served over 200,000 customers, with orders being collated and placed by over 3000 Group Leaders. Group sales from customers in Indonesia comprised less than 10% of our group sales for 2020 and 2021. Since our official entry into the Indonesia market in March 2022, our sales have tripled over a three month period.

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Our Competitive Strengths

We believe that the following strengths have helped us triumph over our competitors:

A. Strong eco-system of supply chain and distribution capabilities

Integration of upstream and downstream supply chain/ retail system

Our business model aims to bring about greater efficiency to the supply chain process through the elimination of intermediaries in the traditional supply chain. This allows us to bring about cost savings to both last-mile suppliers as well as end consumers.

Driven by our mission of empowering our consumer’s purchases, we have established an eco-system for community purchases, where we source for the products and suppliers, have control over the sale and purchase process, and have established our own warehouse and logistic solutions. We have also successfully integrated the upstream to downstream supply chain by sourcing directly from, amongst others, farms in provinces of the People's Republic of China (“China”), such as Sichuan and Yunnan. Our team is cognizant of the importance of secure and steady supplies and are constantly working to expand our network of suppliers in China.

In doing so, our ecosystem connects last-mile suppliers and end customers via a vastly shortened supply chain, offering a more competitive value proposition than products offered through traditional supply chains. Our business model of deploying Group Leaders also allows us to efficiently identify demand for products and place orders on a consolidated bulk purchase basis. We are hence able to offer a wide range of products and services at competitive prices as a result of our ability to eliminate most of the costs associated with a middlemen or agents in a retail ecosystem as well as the economies of scale from bulk buying.

We have also trained our Group Leaders to use our platform efficiently so that they can better manage group purchases. As our Group Leaders are in constant communication with their community, we are able to receive prompt feedback on the needs and wants of our customers and respond quickly to the trends in the respective communities. This reduces the risk of us bringing in products that do not have sufficient demand, and the risk of us having unsold goods in general.

We reap economies of scale from being involved in each step of the product purchase process instead of outsourcing these functions to third party contractors. We handle the entire process of sale and purchase of merchandise, from the collection of orders, consolidation and submission of purchase orders to sellers and suppliers, ordering fulfilment for direct orders, to shipping to our warehouse and subsequently to Group Leaders or individual customers. This enables us to cut back on handling and commission costs and gives us greater freedom to manage the whole purchase process with no hiccups.

While shortening the length of traditional supply chains, our ecosystem simultaneously aims to broaden the final leg of the distribution chain and focuses on ensuring access and bringing value to both last-mile suppliers as well as end consumers through engaging in both business-to-business (“B2B”) and a direct business-to-consumer (“B2C”) delivery model. While intuitively different distribution streams, our ecosystem is structure such that each delivery channel complements and supports the other where possible. For instance, where we engage in B2B sales for imported goods, we typically offer import level prices to retailers, on the condition that our Webuy logo is made visible on such products which allows us to further build brand awareness. We also maintain an in-house transport management system to ensure smooth operations for last-mile delivery. Our B2C model focuses on both physical stores and online (through our WeBuy App). The QR Code in our physical store allows customers to share products they have bought with their friends using the WECHAT mini program. As long as their friends make purchases via the QR Code shared, they will be entitled to referral credits.

Our business model has also proven to be deployable outside of traditional delivery of goods. Through utilizing the same approach, we have been able to bring cost savings to customers in the travel service industry as well, as elaborated in the sections below.

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B. Scalable Business Model

Our strong eco-system of supply chain and distribution chain capabilities provide us with an opportunity to replicate and scale our business model rapidly, whether in new jurisdictions, or in new products or category of products.

Emerging economies market

In relation to replicating and scaling our business in new jurisdictions, we have collaborated with over 500 local stores in Indonesia over the span of a few months to increase our brand awareness by having our brand name and logo displayed at the store premises. Depending on the product, the stores are entitled to 5% to 10% of the revenues in commission. We believe we are well poised to further expand our operations and presence in this key SEA market.

Our unique community-oriented business model has proven to be critical to our success thus far in this market. From a strategic standpoint, we have decided to focus on securing a foothold into this market through the targeting of small mom-and-pop shops known in the local market as “Warung.” These set-ups are easily established with minimum licensing requirements. The government allows such businesses to be run even from residential homes and with operators enjoying benefits from a taxation point of view.

As the last-mile supplier of goods and services in an often complex cross-border supply chain structure, we have observed that Warung often lose out on a significant aspect of profits to middleman or monopoly companies further up the supply chain, and generally earn a leaner margin. Despite such low margins, the ease of setting up Warung has given them a dominant presence in the Indonesian market, accounting for up to 70% of the retail market by some accounts. We have hence identified Warung as our key partners and have worked hard to bring them on board as our pool of Group Leaders in this market.

While we offer a variety of products in Indonesia, such as fast-moving consumer products and basic household products, we have chosen to focus on products where we have greater sourcing capabilities, in particular fruits. Our relationship with our suppliers from China gives us great value proposition to these Warung as prospective partners, as we can ensure a steady and sufficient supply of goods, greatly shortened supply chain and the greatest impact from a pricing perspective. Moving forward, we will continue to expand our sector focus to other directly sourced imported goods, as compared to products produced locally as our value proposition in terms of pricing and supply volume is less prominent for the latter.

This approach has formed the bedrock to our success in capturing a larger market share in the Indonesian market. In fact, we have recently obtained the necessary licenses from the Indonesian government to supply more than half the volume of products in the Jakarta market. A successful deployment of this business model will lay the foundation for further expansion into other SEA markets with a similar market dynamic as Indonesia and would include large emerging markets such as Vietnam and Thailand.

Scalable Business Segments

With our business model, we are able to quickly expand our business segments and expand our product offerings. The core of our business centers around building a strong community network. This allows us to expand our product offerings smoothly by offering them to the same end customers – our community. The community hence provides us with a group of initial target prospects who are already predisposed or conditioned to purchase from our platform. The strong brand loyalty we have cultivated amongst our community enhances the marketability of our new product offerings, as the new product can leverage on our community's trust in our brand and the high-quality standards we offer.

This was demonstrated through our recent successful expansion of product offerings to include travel packages in the Singapore market. We foresee that expanding our offerings to include a whole variety of other services in the future such as insurance policies, healthcare products, lifestyle and entertainment services. The ability to expand our offerings to cover not just products but also services is an important diversification as it allows us to spread business risk and counter seasonal drop in profits due to cyclical demand.

We provide our customers the option of signing up to be a Group Leader, providing them an opportunity to connect with other customers and broaden their own social circles while enjoying an additional source of income through our cash incentives.

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Our community e-commerce platform also provides customers an outlet to express their creative energy and generate video content through the short video review feature. The short video review feature on our social e-commerce community platform leverages on the rising TikTok trend, where users of the TikTok application create and distribute creative and light-hearted short videos featuring a variety of content. The short videos review feature on Webuy similarly allows customers to concentrate their creative energy into filming and editing short videos reviewing their purchases or demonstrating the usage of products.

We believe these out-of-the-box features cultivate a highly engaging and delightful online shopping experience and ensure customer engagement and loyalty.

The in-app chat function also allows our Group Leaders to communicate conveniently and effectively with our community. For instance, Group Leaders can send promotions on seasonal sales to customers and receive direct responses. Overtime, the Group Leaders will understand the preferences of the various customers in their group and match cater content sharing to their preferences.

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Customers, (Singapore, Malaysa,Indonesia,etc)
Group Leader,(Singapore, Malaysa,Indonesia,etc)
Merchant,(Singapore, Malaysa,Indonesia,etc)
Customer APP
International/ Localization/ Location Base Service
Flash Deal/ Preorder
DailySpecial (Recomendation Alog)
Gaming Features,e.g. Luck Wheel, etc.
iOS
HTML 5
Group Leader Web Portal
Order Management
Member Management
Commission
Delivery Management
HTML 5
Merchant Web Portal
Order Management
Product Management
Capital Settlement
Shop Management
HTML 5
Backend Services
Product (Catalog) Management
Member/Membership Management
Customer Service
Promotion Service
Merchant Management
Order Management Sysemt
Warehouse Management Sysemt
Transportation Management Sysemt
Supply Chain Management
Group Leader Management
Java
spring
NGINX
MyBatis
ShardingSphere
NACOS
Technology Platform
Payment Gateway
Notification Service
Message Push Service
Search Engine
Recommendation Engine
Instant Messaging
elastic
融云
URORA 极光
stripe
Data Platform & Algorithm
Insight analysis
Action& Feedback
User Portrait
Data Acquisition
Decision
Feedback
Big Data (OLTP, OLAP)
Database
MySQL
redis
Data Warehouse
HIVE
APACHE HBASE
MAHOUT
APACHE hadoop

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“Human Touch”

Notwithstanding our advanced technology, we have also added a “human touch” to the purchase experience by implementing the Group Leader function. Community-based Group Leaders are at the helm of closed transaction loops and is our key to attracting and retaining customers. The Group Leaders know the customers personally, and are therefore able to know their preferences and able to recommend. This process is not automated, which sets us apart from others. We leverage on the existing relationship between Group Leaders and customers, who are usually from the leaders’ social network, so as to keep customer acquisition costs low. Our in-app chat allows Group Leaders to communicate with online customers live and respond promptly.

C. Strong Client Acquisition and Retention

Besides assisting to manage group purchases, our Group Leaders are regularly provided with product samples to test and recommend to other customers or members of their own social network. The quality of the products and services are also vetted by the short video review feature of our platform, which seeks to create an authentic online shopping experience by encouraging customers to share honest reviews of their purchases and video their shopping experience. Accordingly, there is pressure on suppliers to maintain or improve the quality of their products and services. We encourage our customers to post honest reviews of their purchases to help other customers make an informed purchase decision.

The videos will undergo a 3-step vetting process. Firstly, the videos will undergo a technology check – where Tiktok technology is being used to filter short videos for inappropriate content, such as suicide, self-harm and nudity. The videos will then undergo a moderation check, where we use role- based access control and logging control to track anomalies. Lastly, the videos will undergo an algorithm check, where our content team will provide scores to the video. Videos with higher scores will appear to users more frequently.

Leader and Customer Acquisition Cycle

We believe our success in retaining customers and ability to maintain low customer acquisition costs is due to the virtuous cycle of leader and customer acquisition with the assistance of our Group Leaders Our Group Leaders are recruited through various channels, such as word-of-mouth referrals and social media marketing of our Webuy platform. Recruited and trained Group Leaders are responsible for generating short videos to promote our platform and engage prospective customers, as well as promoting our Webuy platform to neighbors and members of their social network. Customers successfully onboarded to the platform can place orders through our Webuy platform and liaise with the Group Leaders. After the purchase process is completed, Group Leaders are responsible for continually rallying customers to perform repeat purchases and provide product feedback. Over time, first-time customers are expected to become our long-term customers. Our Group Leaders are incentivized with attractive commission rates.

Our pool of Group Leaders is a growing force which we strive to nurture through our partnership program. We allow Group Leaders to form their own teams to share experiences, coach each other and grow together. In our partnership program, experienced group leaders can mentor and train up to a maximum of 9 Group Leaders under them (a "Mentor Group Leader"). In order to qualify as a Mentor Group Leader, the Group Leader will have to hit a minimum revenue target each month. This is to ensure that they have sufficient competency and experience to mentor budding new Group Leaders. The partnership program is not restricted by location and a Mentor Group Leader is able to mentor those who do not live around them. The partnership program allows our management to save training and development costs in the training of new Group Leaders. Mentor Group Leaders will be incentivized to train new Group Leaders as they will receive rewards based on the sales contributions of Group Leaders in their team. Under this reward scheme, a Mentor Group Leader will be able to progressively unlock higher and more attractive tiers of rewards as the total revenue of their team increases. Group Leaders themselves are also incentivized to surpass their minimum revenue targets under this reward scheme, as it also takes into account the individual revenue contribution from each member of the team. Accordingly, a new Group Leader may be entitled to higher tiers of rewards than their Mentor Group Leader if the former contributed more revenue during the relevant period. We also provide our Group Leaders with the resources to conduct offline roadshows and be equipped to acquire new customers from their geographical neighborhoods or social network. Such resources include marketing collaterals and free gifts for offline giveaways.

We run seasonal promotions for popular products such as durians, mooncakes, and nectarines when these products are in season. By offering seasonal discounts, we are able to attract new customers to join our community on a regular basis.

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Our offline business development team also visits physical stores to build relationships for WeBuy to supply them with fresh produce. As we are direct importers of fruits, we are able to offer these stores with attractive prices when they sign on as an affiliate of the Webuy club. As an affiliate, these stores will display the Webuy logo therefore increasing awareness of our brand and assisting to develop a bigger community for the Webuy platform.

We have exclusive arrangements with our Group Leaders under which such Group Leaders are only allowed to sell products carried by Webuy on our Webuy platform.

Engaging Social Shopping Experience

Our platform strives to create the perfect immersive social shopping experience by encouraging customers to share their shopping interests with neighbors and members of their social networks to garner bulk orders.

Our social e-commerce community platform leverages off customers’ own social networks to efficiently expand our customer base. The process of gathering group purchasers to make a collective order entails customers sharing the platform with their others and inviting them to utilize its services, in order to take advantage of the bulk purchase discounts. More importantly, the active introduction of our platform to our customers’ social circle helps to rapidly expand our customer base since the inception of our company while maintaining low customer acquisition costs.

Incorporation of technology into our business model

Technology and inventiveness are key tenets of our company growth. We partnered with ByteDance for the inclusion of a video feature on our platform, where Group Leaders can create and share videos about a product. These short videos foster strong customer relationships and increases customer reach through the community. Such videos can be shared on the in-app chat, in addition to WhatsApp / WeChat platforms, and can range from an unboxing review to the sharing of recipes, and product introductions. For example, one of our short videos relates to the introduction of a farm that supplies our fresh produce, so that our customers understand where we source our products from. The target recipient of such videos can be filtered out by the Group Leaders.

Our application is a comprehensive e-commerce system which integrates various portals utilized by (i) the customers (ii) Group Leaders and (iii) merchants with our backend services. Our backend services are integrated seamlessly with our technology platform (including major payment gateway partners such as Stripe) as well as our data platform and algorithm which allows us to gather customer behavior.

Our IT system enables us to (i) enhance the social aspect of our e-commerce platform with the short video review feature and instant messaging channels; (ii) gather data about customers’ purchase history and product preferences to strategically recommend products or brands on our home page, which provides customers with a tailored shopping experience where recommendations are unique to their preferences;  (iii) seamlessly coordinate various steps of the purchase and sale process to create what we believe is a perfect user experience and (iv) allows us to use algorithm to accurately predict demand in order to accurately forecast the volume to import.

D. Experienced Management Team with Solid Background in E-Commerce

We believe our rapid growth is owed to a large extent to the expertise and prowess of our senior management team.

Our CEO and co-founder, Mr. Bin Xue, leads our team. In his capacity as CEO, Mr. Xue has spearheaded the overall strategy planning of the Company, including the introduction of the short video review feature, the launch of Webuy club, and the Company's venture into expanding its product offerings including travel and lifestyle packages. Further, Mr. Xue has helped to build up Webuy's team in both its headquarters and regional offices by recruiting proficient management personnel, imparting his wealth of experience and fostering a positive corporate culture for its staff. Prior to Webuy, Mr. Xue was the co-founder of Ezbuy Group, a cross-border e-commerce platform that grew to S$200 million of annual revenue spanning 8 countries from scratch. During his tenure at Ezbuy, Mr. Xue set up the operations infrastructure, spearheaded the regional growth plan for Ezbuy and led Ezbuy’s international expansion by hiring and managing Ezbuy’s teams in Malaysia, Indonesia, Thailand, Taiwan and Pakistan. Mr. Xue has amassed over 10 years of e-commerce experience in all major disciplines, namely business strategy, finance management, product design, marketing, customer service and logistics. Mr. Xue co-founded Webuy and successfully raised US$9 million in Series A financing for Webuy.

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Our COO and co-founder, Ms. Michelle Ting Tan, leads our team in Singapore and Indonesia. In her capacity as COO, Ms. Tan has set up the infrastructure and processes for the warehouse, logistic, customer service and group leader management departments. She has achieved a reduced 3% logistic cost, as compared to the industry average of 10-15%. She also helped to us achieve a statistic of 70% of the goods being non-inventory stock and a stock turnover rate of only 1 week. Ms. Tan also has also helped us expand the business to the Indonesia market and achieve a GMV growth of 10 times in 3 months. Ms. Tan was previously a management trainee in Ezbuy and has experience in setting up the infrastructure and processes in warehouse and logistic department.

Our CTO, Mr. Lei Liu, leads our team in the technology area as the CTO and has built up the application architecture and infrastructure design for Webuy with the support of the IT team he has built-up. In his capacity as CTO, Mr. Liu has 11 years of IT experience in the e-commerce industry. Mr. Liu was previously the Chief Technology Officer of Chang Zheng Group, architect engineer in JD.com Inc., a NASDAQ-listed company (NASDAQ: JD) and technology director at VANCL. Mr. Liu obtained a bachelor's degree in Computer Science and Technology from the University of North China in 2006.

Our CFO, Ms. Ai Lian Phang, leads our team in finance and human resources. In her capacity as CFO, Ms. Phang has helped to set-up the overall function of the finance and HR department in our company. Ms. Phang has more than 15 years of work experience in the field of accounting and has worked in large accounting firms such as KPMG, various MNCs and startups. She has had extensive exposure to regional markets and possess strong management skills in leading a team across geographical regions.

Our Growth Strategies

A. Utilizing strong supply chain capability to build up the community

Our strong supply chain capability allows us to build up our community offering a more competitive value proposition than products offered through traditional supply chains. Our business model of cutting out intermediaries in a traditional supply chain model and deploying Group Leaders to identify demand for products and place orders on a consolidated bulk purchase basis which allows us to offer competitive pricing through the elimination of cost associated with middlemen or agents, as well as diseconomies of scale.

We intend to utilize this strategy to further our community outreach and expand our customer base in both B2B and B2C models.

B. Scalable business model

Our business model provides us with the plasticity to expand our business through (i) product diversification; and (ii) market diversification.

As the core of our business centers around building a strong community network, the brand loyalty and positioning provides us with a strong customer base when we venture into new product offerings and business segments. After our recent successful foray into travel packages in Singapore, we intend to continue our products and services diversification by leveraging on our scalable business model. We intend to diversify into product offerings with higher profit potential or offerings which can allow us to exploit potential synergies, for instance, insurance policies.

Our strong supply and distribution chains also allows us to venture into new markets as we are able to offer the greatest impact from a pricing perspective while providing confidence in a steady and sufficient supply of goods to secure a strong foothold in a new market. Please see section below titled "Overseas expansion" for further elaboration.

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C. Overseas expansion

Our recent expansion into the Indonesian market has been a successful one. We have targeted the Warungs which has a dominant presence in the Indonesian market as our key partners, thereby providing us with a large clientele base. While Warungs are easily established, the operators often lose out a significant aspect of profits to middleman or monopoly companies further up the supply chain. By eliminating intermediaries in the traditional supply chain, we are able to offer Warungs an attractive value proposition. This has allowed us to build-up our presence in the Indonesian market within a short duration.

We intend to replicate this business model into other SEA markets with similar market dynamics and economic conditions, such as Vietnam, Thailand and Malaysia in 2023 and 2024. We believe that securing a strong foothold in large emerging markets will further enhance our profitability and business size.

Our Business Model

A. Groupbuy Model

The “group buy” model upon which our social e-commerce community platform is built fosters greater customer engagement as they are able to be part of a group purchase and enjoy lower prices, or purchase products and services individually. This allows them to share purchase interests with their social network, strengthen existing connections and meet new acquaintances, and gain meaningful experience and additional shopping perks in the form of e-vouchers and sales commissions.

Our “group buy” model embraces a human element manifested in the Group Leader role offered to customers. Webuy and its network of suppliers work closely with its community of Group Leaders, forging a mutually dependent relationship to serve its customers. In helping to arrange for group purchases and delivery pick-up at a single location, these Group Leaders are significant in reducing Webuy’s user acquisition and logistics costs. These Group Leaders are well-equipped to carry out their delegated responsibility, being supported with technology tools, consistent training, marketing materials, and delivery services. An illustration of this model is below:

“Group buy” allows an individual to purchase products at a price ordinarily only available if he or she were to do a bulk purchase. Our community-based approach has enabled us to offer products to our customers at a low cost, as feedback from our Group Leaders allow us to gain a more accurate understanding of our customer's immediate needs, wants, and trends. Based on the feedback obtained, we source for the items that we know or can reasonably expect to be in demand, such that the risk of unsold goods is low. Our product offerings are tailored to and decided based on the needs of the community, through feedback received from our Group Leaders.

Our Group Leaders also help us understand market demand and consumer expectations. When a new product offering is available, we will get the Group Leaders to "guess" the selling price of the new product in order to understand a consumer's expectation of the respective pricings. The eventual pricing of the product will be influenced by the Group Leader's guess, as well as amongst other factors, the level of stock available in the inventory.

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Through our community-centric business model, we are able to achieve more efficient price-setting and inventory management processes as a result of our constant engagement with the community through our people-centric framework. Our prices are decided based on, among others, feedback from our Group Leaders, and the volume of bulk purchases to be placed based on consumer demand as informed by the Group Leaders. As of the date of this prospectus, we place orders with our supplies in two ways, fast-in-fast-out and products that we order and which form our inventory, forming our inventory that can be delivered within 1 day from the date on which a regular order (i.e. orders apart from the pre-orders) is placed. We utilize the fast in fast out method for perishable products, such as fresh produce, chicken and other items with a short expiry date. This is where our suppliers will provide us with a list of products available, we will upload the list into our Webuy App for our customers, and place orders with our suppliers according to the volume of orders received from our customers. For the inventory method, we will either pre-determine the level of stock or gather pre-orders from customers in order to determine the volume of order to be placed with our suppliers.

For each sub-category of products, our platform recommends 1-2 stock keeping units (“SKU”) for each sub-category of products to our customers so as to provide our customers with the best price based on our inventory levels and customer preferences. The recommendations are derived using a family of algorithms called collaborative filtering.

We believe that one of the distinguishing aspects of our platform is the wide range of products and services offered. As of the date of this prospectus, we have offered 1000 products from 40 different brands and 20 countries. Our services include the following three main categories, namely, (i) the sale of produce, (ii) the sale of associated lifestyle needs, such as the sale of dining vouchers, household items, beauty products and repair services, and (iii) sale of travel packages. Group Leaders also serve as a feedback channel through which we are able to set prices that we think are attractive to our customers.

Purchase Options

In respect of the sale of produce and associated lifestyle needs, we offer “pick-up” and “home delivery” options. Home delivery is free with a minimum purchase, and the pick-up option enables customers to collect their products from a Group Leader's house nearby at no additional cost regardless of the purchase quantity.

As delivery for bulk purchase orders are consolidated by Group Leaders. With each delivery fulfilling more orders, such economies of scale allow for a lower average delivery cost per item.

However, the community interaction element is retained as the consumers can still raise issues, provide feedback, and seek assistance from the Group Leaders through various communication channels including the in-app chat.

From the Company's perspective, the process for both the “pick-up” and “home delivery” option is the same, as the Company will in both situations be gathering the purchases and sending a consolidated order to the supplier.

Leader and Customer Acquisition

We believe the key differentiation between our community-centric group buy model and other e-commerce platforms is the low customer acquisition costs and high customer retention. To facilitate the retention of customers, we have engineered a leader and customer acquisition cycle that capitalizes on the Group Leaders’ influence over customers in their social network and the resultant deeper bond customers have with our platform.

First, we acquire Group Leaders through social media channels and through referrals by existing Group Leaders

Following the acquisition of Group Leaders, we equip them with the necessary marketing skills to boost the popularity of our platform to our customers. As Group Leaders are granted access to certain backend processes and functions of our platform, they are required to complete a training phase and an exam on account operations. Their training phase would include exposure to the company background and culture, and training on how to provide customer service, acquire customers, and promote products. For new or additional product offerings, Group Leaders will need to attend training updates to better understand product features and information.

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Subsequent to passing the exam, our Group Leaders are tasked with advertising Webuy to their neighbors and members of their social network through the creation of short videos and spreading awareness of our platform through word of mouth or online messaging. Group Leaders are responsible for onboarding interested customers onto our platform, and are incentivized to do so with attractive commission.

Onboarded customers can order groceries through the Webuy platform, and the Group Leaders coordinate the group purchases via WhatsApp which is integrated with our platform. Group Leaders are incentivized to encourage purchases and repeat orders as they receive commission. Post-purchase, the Group Leaders assist to gather product-related feedback which is communicated to the Webuy team.

Product Delivery Process

We implement a uniform delivery process, starting from receiving product supplies to collection of goods, that ensures orders reach customers speedily at low costs, with delivery speed being as fast as the next day.

First, we enter into supply contracts with the suppliers and importers directly where possible, which enables us to avoid time and cost margins associated with contracting through distributors. We are working towards acquiring all products directly from suppliers rather than wholesalers, as the vertical integration increases profit margins.

Secondly, we store and organize the goods received from suppliers and wholesalers in our warehouses, where they are sorted and marked for delivery.

Thirdly, the goods are transported to the Group Leaders in charge of bulk orders, who will then store the goods in a single location, either their homes or shops, for customers to pick up. Delivering goods to one location, rather than to each customer’s address, cuts down on delivery costs and time. Customers who choose the “home delivery” option will receive their goods directly at the address provided to us. The delivery fee for “home delivery” is waived if a minimum purchase value is reached.

We implement various methods of preserving our goods in order to ensure their quality pending receipt by customers. For instance, we store frozen or cool products in isolated boxes with dry ice or crushed ice, which maintains their condition for 6 hours and up to 8 hours. We also specially arrange for Group Leaders to store these goods in their freezers pending pick up by customers.

B. Incorporation and utilization of technology

Our smart recommendation algorithm allows us to derive accurate data on customers’ preferences and up-to-date shopping trends by gathering information about customers’ purchase trends and purchase history and product reviews. The platform will then generate brand or product recommendations to customers on Webuy’s home page and prioritize customers’ repeat purchases and recent searches at the top of the Webuy webpage.

With our technology, we are able to elevate user experience on our Webuy platform with an added short video review feature that capitalizes on the rising trend of Tiktok short videos and allows users to have fun while generating product reviews. Customers are also able to liaise with Group Leaders to collate and place bulk orders via our linked social networking channel, eliminating the hassle that comes with placing large quantities of orders and ensuring a seamless and efficient purchase. Our platform also integrates online payment service providers namely UnionPay and PayNow, to allow customers to make secure online payment.

C. End-to End Involvement in the Sale and Purchase Process

We strive towards a “fast in fast out” model where inventory management is concerned, to avoid long turn-over periods and wastage of perishable products due to unsold inventory.

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By integrating a “pre-order” function on our platform, we have been able to apply a significant portion of each shipment towards pre-orders, while selling the remainder of the shipment fairly quickly. This minimizes the amount of unnecessary inventory stock.

We are able to reap economies of scale by taking over the handling of most steps of the sale and purchase process and eliminating third party contractor arrangements along with their cost margins. Buying directly from suppliers and in bulk helps customers to enjoy cost savings.

We take over the operation of the sale and purchase to ensure a seamless process after the initial steps of the sale and purchase are completed, namely marketing and submission of orders on the Webuy app by Group Leaders. Thereafter we consolidate all the orders on a daily basis (by a cut-off time) for orders to be delivered the next day and submit the purchase orders to the suppliers directly. We also arrange with the suppliers for the subsequent shipment of products to our warehouses, sort and mark the packages for delivery, and arrange for our personnel to ship the products to Group Leaders located island wise or to the customers directly.

For home delivery, customers are able to opt for next-day delivery or up to one (1) week from the date of their order. For pickups from the Group Leaders' homes, the Group Leaders can decide the dates for pickups, and customers can also discuss with their Group Leaders on which dates they would like the Group Leaders to open up for pickups.

In helping to arrange for group purchases and delivery pick-up at a single location, Group Leaders are significant in reducing Webuy’s user acquisition and logistics costs. Group Leaders are well-equipped to carry out their delegated responsibility, being supported with technology tools, consistent training, marketing materials, and delivery services.

The involvement of Group Leaders substantially reduces last-mile delivery costs since the Group Leaders host the group purchases at their place and liaises with the other customers who make up the collective order to collect their purchases. These features are effective in freeing up Webuy’s resources and lightens its logistics costs and burden, creating space for further research and development to improve the platform and shape its future expansion.

Our Social E-Commerce Community Platform

Our business is primarily conducted through our e-commerce community platform, Webuy, as well as social networking channels such as WhatsApp and WeChat. On our Webuy platform, customers use our platform to browse and purchase attractively priced products and services, peruse short video reviews of merchandise listed on our platform, and connect with Group Leaders to place group orders.

Our Webuy platform offers both “Pick Up” and “Home Delivery” options. The “Home Delivery” option enables a customer to place an order with us, and Webuy will directly deliver to customer’s home address. The “Pick Up” option, on the other hand, enables customers to pick up their products from their Group Leaders' house, which are usually located to the customers’ vicinity.

To create a seamless shopping experience, our platform works with and integrates WhatsApp, a major social network in the Southeast Asian region, so that our customers can efficiently liaise with “group leaders” or send group purchase invitations to their social network. This social element has cultivated an engaged customer base.

We work with leading third-party online payment service providers, namely UnionPay and PayNow. Customers have the option to select any of these providers, and we do not depend on any particular provider for such services. Upon confirmation of a purchase order, the supplier will liaise with its third party logistics service provider and arrange for delivery of the products or services.

Our Webuy mobile platform layout is designed to provide a convenient one-stop shopping experience that caters to all types of customer needs, as illustrated below.

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New User Onboarding Process

69

Payment Procedures – Webuy Assets

70

Payment Procedures

At checkout, users can choose from a number of different payment methods, such as Paynow, credit/debit card, or UnionPay. Once the payment method is confirmed, users can click on “confirm” and go to checkout page, where all necessary information, such as credit card numbers, can be provided. Once the payment is made, users will be able to review order details and payment status to see whether the payment was successfully mad. Examples of payment method by PayNow, Credit/Debit Card and UnionPay are shown below:

Checkout
Free
HOME DELIVERY $5
Grade B Egg (10 pieces/ tray)
$2.40
Message
Delivery Fee
Vouchers
Not applicable
Coins
Assets
Payment Method
PayNow
Pay

The default payment method will be PayNow if user does not have enough money in his WEBUY assets. User can click on "Payment Method" to see all the payment methods.

Payment Method
Edit
Credit Card/Debit Card
Visa
Pay with New Card
UnionPay
PayNow
Confirm

User can select PayNow and click on "Confirm" to go back to Checkout page.

Checkout
Free
HOME DELIVERY $5
Grade B Egg (10 pieces/ tray)
$2.40
Message
Delivery Fee
Vouchers
Not applicable
Coins
Assets
Payment Method
PayNow
Pay

User can check all information once again, then click on "Pay" to proceed payment.

Order Summary
Congratulations!
Your order has been submitted successfully.
Order Details
Order Number
Order Status
To Ship
Payment Method
PayNow
Pick Up Date
SAT 29 Jan
Back to Home
My Orders
Benefits of Group Chat
Receive Order updates from Group Leader
Discover more goods deals
Connect with your neighbours

Once payment is done, user will see the order summary and can click on "Order Details" to check details.

PayNow
Make a PayNow transfer with QR code
WEBUY
Upload this image to your banking app's Paynow QR Code scanner
Amount
Valid Till
Step 1 Screenshot or save this QR code
Step 2 Go to the QR scanner in your banking app
Step 3 Upload this image to make payment
Note: This QR code is unique to your order number.
Check payment status
Save QR code

After payment is done on PayNow, user can come back and click on "Check payment status" to check if payment is successfully made.

PayNow
Make a PayNow transfer with QR code
WEBUY
Upload this image to your banking app's Paynow QR Code scanner
Amount
Valid Till
Step 1 Screenshot or save this QR code
Step 2 Go to the QR scanner in your banking app
Step 3 Upload this image to make payment
Note: This QR code is unique to your order number.
Save QR code

A PayNow QR code will be generated. User can save it to album or screenshot and then go to PayNow app to make payment

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Checkout
Free
HOME DELIVERY
$5
Grade B Egg (10 pieces/ tray)
Message
Delivery Fee
$5.00
Vouchers
Coins
Assets
Payment Method
PayNow
Pay

User can click on "Payment Method" to see all the payment methods.

Payment Method
Edit
Your card details are protected
Credit Card/Debit Card
Visa
Pay with New Card
UnionPay
PayNow
Confirm

User can select a saved bank card or choose to pay with a new card. Then user can click on "Confirm" to go back to Checkout page.

Checkout
Free
HOME DELIVERY
$5
Grade B Egg (10 pieces/ tray)
Message
Delivery Fee
$5.00
Vouchers
Coins
Assets
Payment Method
Pay with New Card
Pay

User can check all information once again, then click on "Pay" to proceed payment.
If a saved card is selected for payment, user will skip the payment page and pay directly.

Order Summary
Congratulations!
Your order has been submitted successfully
Order Details
Order Number
Order Status
To Ship
Payment Method
Credit Card/Debit Card
Delivery Date
Delivery Address
Back to Home
My Orders
Benefits of Group Chat
Receive Order updates from Group Leader
Discover more goods deals

Once payment is done, user will see the order summary and can click on "Order Details" to check details.

Payment Successful
OK

User will know if payment is successful or failed after payment is done.
If payment is successful, new card will be saved and user can delete it on Payment Method page.

WEBUY SG 3DS Payment Page
WEBUY
Total
2.33 SGD
VISA
Name on Card
Card Number
Month
Year
CVV2

User will be redirected to payment page and fill up required card information. This page is safely controlled by a third-party payment gateway provider.

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Checkout
Free
HOME DELIVERY
$5
Grade B Egg (10 pieces/ tray)
$2.40
Message
Delivery Fee
$5.00
Vouchers
Not applicable
Coins
Assets
Payment Method
PayNow
Total
Pay

User can click on "Payment Method" to see all the payment methods.

Payment Method
Edit
Credit Card/Debit Card
Visa
Pay with New Card
UnionPay
PayNow
Confirm

User can select UnionPay and click on "Confirm" to go back to Checkout page.

Checkout
Free
HOME DELIVERY
$5
Grade B Egg (10 pieces/ tray)
$2.40
Message
Delivery Fee
$5.00
Vouchers
Not applicable
Coins
Assets
Payment Method
UnionPay
Total
Pay

User can check all information once again, then click on "Pay" to proceed payment.

Order Summary
Congratulations!
Your order has been submitted successfully
Order Details
Order Number
Order Status
To Ship
Payment Method
UnionPay
Pick up Date
Back to Home
My Orders
Benefits of Group Chat
Receive Order updates from Group Leader
Discover more goods deals
Connect with your neighbours

Once payment is done, user will see the order summary and can click on "Order Details" to check details.

Payment Successful
OK

User will know if payment is successful or failed after payment is done.

中国银联
S$2.40

User will be redirected to payment page and fill up required card information. This page is safely controlled by a third-party payment gateway provider.

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Payment and Shipment

Users can manage all their orders under “My Orders” on the “Me” page on our platform. For example, orders of unpaid or failed payment will be shown under To Pay List, and by clicking on the order, the users can proceed to pay or cancel the orders.

My Orders
To Pay
To Ship
To Receive
To Review
My Collection Point
Language
Submit Feedback
Version

User can manage all his orders from My Orders on Me page.

My Orders
To Pay
To Ship
Grade B Egg (10 pieces/ tray)
$2.4
Pick Up
SAT 29 Jan
Pay
All

Unpaid or failed to pay orders will show under To Pay list. User can pay each order individually or pay all orders together.

Order Details
Recipient Details
Address
Pick Up Date
SAT 29 Jan
Grade B Egg (10 pieces/ tray)
$2.40
Cancel Order
Chat Now
Product Subtotal
Delivery Fee
Order No
Order Date
Order Remark
Pay

By clicking one order, user can see more order details. User can cancel or pay the unpaid order on Order Details page.

Order Details
Recipient Details
Address
Pick Up Date
SAT 29 Jan
To Ship
Grade B Egg (10 pieces/ tray)
$2.40
Cancel Order
Chat Now
Product Subtotal
Delivery Fee
Coins
Assets
Order No
Order Date
Order Remark

My Orders
To Ship
Grade B Egg (10 pieces/ tray)
$2.4
Pick Up
End

After payment is successfully done, the order will change its status to To Ship. User can update delivery date one day before delivery date.

Payment Method
Credit Card/Debit Card
Visa
Pay with New Card
UnionPay
PayNow
Confirm

User can choose a payment method to pay unpaid orders. The payment process will follow the same as the one on checkout page.

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Order Cancellation

Our users are free to cancel unpaid orders or orders that are still under “to-be-shipped” status. After the order is cancelled, the order status will be shown as closed and refund will be transferred to the user’s original method of payment.

75

Refund and Return Procedures – Automatic Refund

Our users are able to request for automatic refund or return on the Webuy platform within 48 hours of placing an order. On the “Refund” or “Return” page, users will be able to select a reason for the return or refund, enter description of the unwanted product, and upload photos.

Order Details
Recipient Details
Address
Pick Up Date
SAT 29 Jan
Grade B Egg (10 pieces/ tray)
$0.01
Chat Now
Product Subtotal
Delivery Fee
Coins
Assets
Total (ASSETS)
Order No
Order Date
Order Remark
Received

Return/Refund Request
Grade B Egg (10 pieces/ tray)
Unit Price $0.01
Order No.
Name
Contact No.
Request
Refund
Return
Reason
Select
Description
Estimated Refund($)
Enter Refund Amount
Submit

Return/Refund Request
Grade B Egg (10 pieces/ tray)
Unit Price $0.01
Order No.
Name
Contact No.
Request
Refund
Return
Reason
Item/Package damage
Description
see photo
Return Quantity
Estimated Refund($)
0.01
Submit

User can request for refund/return on WEBUY platform within 48 hours of receiving order. By clicking on "Refund", user can start applying refund/return for one product.

User can choose either "Refund" or "Return" according to request type and then select a specific reason. User will be required to enter description and upload photo for some reasons. Lastly, user can enter refund amount.

After all required field completed, user can click on "Submit" to submit request.

4:00
Order Details
Recipient Details
Address
Pick Up Date
SAT 29 Jan
Grade B Egg (10 pieces/ tray)
$0.01
Refunded
Chat Now
Product Subtotal
Delivery Fee
Coins
Assets
Total (ASSETS)
Order No
Order Date
Order Remark
Received

4:00
Return/Refund Details
Order No.
Name
Contact No.
Request
Refund
Reason
Item/Package damage
Description
see photo
Refund Quantity
1
Refund Amount ($)
0.01
Request submitted
Refund approved
Refund has been transferred to your Webuy assets
Chat Now

4:00
Return/Refund Request
Refund Approved
Refund has been transferred to your Webuy assets.
OK

76

Refund and Return Procedures – Obtaining Approval

If the user is no longer qualified for automatic return or refund, users can follow the same steps as above and submit their request, which will be shown as “pending” upon the request has been processed.

Order Details
Recipient Details
Address
Pick Up Date
SAT 29 Jan
Grade B Egg (10 pieces/ tray)
Chat Now
Product Subtotal
Delivery Fee
Coins
Assets
Total (ASSETS)
Order No
Order Date
Order Remark
Received

User can request for refund/return on WEBUY platform within 48 hours of receiving order. By clicking on "Refund", user can start applying refund/return for one product.

Return/Refund Request
Grade B Egg (10 pieces/ tray)
Order No.
Name
Contact No.
Request
Refund
Return
Reason
Item/Package damage
Description
see photo
Return Quantity
Estimated Refund($)
0.01
Submit

After all required field completed, user can click on "Submit" to submit request.

Request Submitted
We will process your request within 24 hours. Thank you for your patience!
OK

For some reasons or user that does not fullfill auto refund conditions, user's request will require admin's approval.

4:00
Order Details
Recipient Details
Address
Pick Up Date
SAT 29 Jan
Grade B Egg (10 pieces/ tray)
Pending
Chat Now
Product Subtotal
Delivery Fee
Coins
Assets
Total (ASSETS)
Order No
Order Date
Order Remark
Received

The product card will show "Pending" if the request is being processed.

4:00
Return/Refund Details
Order No.
Name
Contact No.
Request
Refund
Reason
Different from product description
Description
see photo
Refund Quantity
1
Refund Amount ($)
0.01
Request submitted
Request is being processed (24 hours)
Chat Now

By clicking on "OK", user will see the request details and progress.

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Our Customers

Our platform’s direct customer traffic is mainly generated by word-of-mouth referrals by our existing customers, active promotion of merchandise by the Group Leaders, and our marketing campaigns. A portion of our customer traffic on the Webuy platform also comes from user recommendation, such as the customers’ short video reviews, which customers can share with their social network. Additionally, customers interested in our Webuy travel packages may also patron our physical store in Chinatown, Singapore.

Existing customers’ loyalty is cultivated by shopping perks, such as Webuy-exclusive promotions and product festivals and brand collaborations. Furthermore, each purchase transaction converts the amount spent by customers into “coins” which can be used to offset future purchase prices. Customers who select the “group purchase” option typically enjoy lower purchase prices than the “individual purchase” option due to the large orders.

In line with our people-centric objectives, Webuy is the first e-commerce player in SEA to offer an instant refund guarantee policy, in that our customers can issue a refund request within 48 hours within receiving their products and receive a refund immediately through the e-wallet. However, despite the flexible refund policy, we have managed to maintain a low refund rate with our Group Leaders acting as "gate keepers". The Group Leaders will actively monitor if refunds of their community members are reasonable as a high refund rate adversely affects their commission. The Group Leaders will then adopt a personable approach and negotiate with members of their community if the Group Leaders deem the refunds as unreasonable.

Our Product Selection

We provide a competitive and comprehensive selection of product and service categories on our platform, including fresh produce, lifestyle daily essential items (including fast-moving consumer goods (“FMCG”), e-vouchers and miscellaneous daily needs products. At present, for the Singapore market, we obtain our fresh produce from importers or farms directly. For FMCG products, we have obtained them directly from importers.

We also offer travel packages such as cruises as well as free and easy packages which would include just the air tickets and hotel bookings. We have direct tie-ups with cruise operators, certain airlines, and one of the business-to-business (B2B) hotel supplier.

We decide what products to source for our platform based on feedback from Group Leaders on market demand as well as recommendations from our existing suppliers. At the same time, WeBuy strives to have a range of product offering that covers certain main categories of basic products.

On checkout, customers can select either the free delivery option which applies to both pick-ups and home delivery of at least $60, or the option to pay an additional $5 for home delivery below $60.

Our Services and Value to Suppliers

Our suppliers benefit from our wide customer reach and high sales volume on our Webuy platform. We provide additional value-added services such as market analysis, and online marketing services through the short videos review feature.

The large scale of our business enables us to collate comprehensive data to better understand and cater to our customers’ needs and predict sales volume in the near future based on customer preference and recent trends. The in-app communication channel allows customers to communicate their unique preferences and taste, giving suppliers the ability to provide personalized products and services in response to different customers’ needs.

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We extended our “group purchase” model beyond conventional merchandise to the travel industry in recognition of the rising trend in travel given the lifting of the COVID-19 travel restrictions. Leveraging on the recent rise in popularity of travel ensures that user traffic will increase alongside this trend as well. The market size of travel and tourism industry in Southeast Asia experienced a steady growth from US$20.2 billion in 2016 to US$24.7 billion in 2019, driven by increasing Chinese travelers. At the same time, the number of outbound travelers from Southeast Asia is also increasing. The COVID-19 pandemic has led to a decrease in users and revenue numbers in the travel and tourism market. Widespread uncertainty regarding infection and incidence rates, combined with regional and/or national restrictions, prevented many tourists from selecting international destinations. Both domestic and international travel are again in demand as countries start to open up again. The increasing outbound travel by young population within the region as well as growing inbound travel to the region would support the growth of the market. Encouraged by supportive government policies, such as the ASEAN Tourism Strategic Plan 2016-2025, the travel and tourism industry is expected to reach US$35.8 billion in 2026, at a CAGR of 12.3% in Southeast Asia.

Data Security and Protection

We operate with a comprehensive security system that covers our platform, data and services. To ensure that customers’ card details are kept confidential and secure and that Webuy does not access or retain their card information, we partner with online payment service provider – Red Dot Payment gateway to handle the payment transactions.

We have a cyber-security policy in place, and rely on various mobile features to enhance cyber security. For instance, we use high-strength encryption algorithms such as AES to encrypt removable disk. As the encrypted removable disk can only be used inside the company, if the employees attempt to bring it outside of the company premises, they be unable to open the disk.

We also have in place hardware and device management system, containing features such as a hardware change alarm, USB port management and disable devices such as FireWire, PCMCIA bus, and disable CD-ROM.

Document and data encryption is also used to enhance data security. For instance, we make use of real-time encryption and decryption to encrypt files created by users in real time, which automatically decrypts during access to prevent it from being accessed externally. Other encryptions include smart encryption to combine sensitive content identification technology with document transparent encryption technology – newly created files will be scanned in real time and sensitive content will be encrypted. We also make use of shear plate control technology, which controls the clipboard usage rights between authorized software users and unauthorized software users. This restricts the right to prohibit ciphertext copying to plaintext, while allowing copying between ciphertexts.

We also conduct sensitive content analysis, with a data classification library which contains classification rules, and sensitive content scanning which allows for a quick analysis of whether the documents contains sensitive data upon scanning the documents.

Our login method for the server is designed to prevent intrusion. It incorporates OpenVPN's proprietary network authentication and disables direct login by password, replacing it with a 22 port login. We also make use of Alibaba's cloud backend management system, which uses an enhanced two-step verification.

Marketing

Apart from digital marketing on Facebook, TikTok, Youtube and Google, we have built a large customer base through word-of-mouth referrals by Group Leaders and customers to their social networks and “group buy” chats. To enhance brand reputation, our platform goes beyond just offering competitive pricing by offering e-vouchers and hosts Webuy product festivals, such as the Webuy Durian Festival, which offers exclusive deals on selected products and services. Group Leaders also receive commissions and e-vouchers, enabling their network to shop at attractive prices. We also have a "Super good deal day" every month offering enticing deals and discounts.

Competition

Overall, the community e-commerce industry in Southeast Asia is fragmented and competitive with a large number of service providers. The number of players in the community e-commerce market in Southeast Asia is estimated to be approximately over 300. Community e-commerce as an emerging business model, has been adopted by increasing number of retail establishments in recent years, as the online business landscape has been continuously underpinned by the shifting consumer preference towards community and the expedite development of social media.

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The main players in the region’s e-commerce industry are: Shopee, Lazada, Tokopedia, and Bukalapak. As indicated by the report by Frost & Sullivan, the company, Snatch and Fresh4ALL are the main community e-commerce platform by revenue in Singapore in 2021. Although we are a community based e-commerce platform, we believe that our current or future potential competitors include: (i) major e-commerce companies in the Southeast Asian region; (ii) conventional physical retailers in Southeast Asia region; and (iii) retail companies in Southeast Asia with an emphasis on specific product categories.

We compete principally on the basis of:

•	supply chain capabilities

•	our scalable customer base;

•	our committed suppliers;

•	high-quality and wide-ranging products and services;

•	competitive pricing of the products and services;

•	brand recognition and reputation, especially in Singapore;

•	the enjoyable and holistic online shopping experience; and

•	the experience and expertise of our management.

We believe we are well-equipped to establish our presence on the basis of the abovementioned factors. However, our competitors may have a longer operating history, larger brand recognition and reputation, longer-term supplier relationships, wider customer bases, higher-quality technological infrastructure, greater financial resources, or more specialized technological resources than we do. These competitors may also offer similar “group buy” models on their platforms.

Seasonality

Overall, our platform has generally not experienced much seasonality since the company’s inception despite our rapid growth. This is in part due to our selective seasonable promotions, which are scheduled based on fresh produce that are in season during different times of the year. As our operating history is very short, the seasonal trends which we have experienced are likely not indicative of future statistics.

Employees

As of December 31, 2021 we had 164 full-time employees. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

Function	Number of Employees
Management	13
Accounts and Finance	11
Customer Management and Administration	71
Information Technology	20
Warehouse Labor	28
Others	21
Total	164

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Our success depends on our ability to attract, motivate, train and retain qualified personnel. We are proud to be having a good relationship with our employees and have not been engaged in any labor disputes. Our employees have entered into started employment contracts and non-disclosure agreements with us. We provide our employees with medical benefits such as a medical card that covers outpatient fee, as well as medical and outpatient leave in accordance with the employment laws and regulations in Singapore. We have been complying with statutory requirements to provide our employees with Central Provident Fund contributions and Skills Development Levy.

Insurance

We carry public liability insurance, workers injury compensation insurance, and property all risks insurance, including coverage for theft. Where applicable, the above insurance policies are reviewed annually to ensure that our Company has sufficient insurance coverage. As of the date of this prospectus, having considered the risk levels and cost of procuring insurance for certain risks associated with our business, we believe that we have taken up sufficient insurance coverage in line with industry practice and we will conduct annual reviews of such coverage of our Company and will consider taking up additional insurance if necessary.

Properties and Facilities

Our principal executive office is situated in Tampines, Singapore, which also doubles as a warehouse space. We have entered into 3 separate lease agreements for the premises, which will expire on March 11, 2023. The premises are located at 18 Tampines Industrial Crescent #04-02, Singapore 528605, and are 2,299 square feet for the office space, 3,616 and 7,618 square feet for the two warehouses. Their current monthly rent are $7,703, $5,545 and $7,740, respectively.

As a part of a segment of our business, we also have an office that serve as travel agency. It is located at People’s Park Centre, #07-09 in Singapore. Its size is 454 square feet with a monthly rent of $1,072. The lease expires on May 31, 2023.

In Indonesia, we recently leased an approximately 1,800 square meter warehouse premise in June 2022, which is located in Cimanggis District, Depok City, West Java, with a monthly rent of 90,400. The lease expires on April 20, 2023.

We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth. Should we need additional space, we believe we will be able to obtain additional space on commercially reasonable terms.

Domain Name

As of the date of this prospectus, New Retail owns the following domain names:

Ownership	Domain name
New Retail International Pte. Ltd.	webuy.global
New Retail International Pte. Ltd.	webuyid.com
New Retail International Pte. Ltd.	webuymy.com
New Retail International Pte. Ltd.	webuysg.com

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Intellectual Property

As of the date of this prospectus, we have not registered any intellectual property rights.

As of the date of this prospectus, we were not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Legal Proceedings

From time to time, we are and may become involved in legal proceedings, claims, investigations, and other disputes incidental to the ordinary conduct of our business including, among other things, contract disputes, copyright, trademark and other intellectual property infringement claims, consumer protection claims, employment related cases, disputes between our customers, Group Leaders and third-party sellers or merchants, and disputes concerning other matters incidental to the ordinary course of our business. We may also initiate legal proceedings to protect our rights and interests.

As of the date of this prospectus, we are not a party to, nor are we aware of, any legal proceeding, investigation or claim which, in the opinion of our management, is likely to have any material adverse effect on our business, financial condition or results of operations.

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REGULATIONS

Due to the geographic diversity of our operations and services, our operations are subject to a variety of rules and regulations. We are subject to all of the local regulations generally applicable to businesses in the jurisdictions in which we operate, including with respect to employment, health and safety, competition, tax and other regulations. We set out below brief descriptions of certain regulations particularly significant for our operations. See “Risk Factors—Risks Related to Countries Where We Operate—Developments in the social, political, regulatory and economic environment in the countries where we operate, may have a material and adverse impact on us.”

Singapore

Regulation on Personal Data Protection

The Personal Data Protection Act 2012, No. 26 of 2012 of Singapore (the “PDPA”) generally requires organizations to give notice and obtain consents prior to collection, use or disclosure of personal data (being data, whether true or not, about an individual who can be identified from that data or other accessible information), and to provide individuals with the right to access and correct their own personal data. Organizations have mandatory obligations to assess data breaches they suffer, and to notify the Singapore Personal Data Protection Commission (“PDPC”) and the relevant individuals where the data breach is of a certain severity. The PDPA also imposes various baseline obligations on organizations in connection with permitted uses of, accountability for, the protection of, the retention of, and overseas transfers of, personal data. In addition, the PDPA requires organizations to check “Do-Not-Call” registries prior to sending marketing messages addressed to Singapore telephone numbers, through voice calls, fax or text messages, including text messages transmitted over the Internet.

The PDPA creates various offenses in connection with the improper use of personal data, certain methods of collecting personal data and certain failures to comply with the requirements under the PDPA. These offences may be applicable to organizations, their officers and/or their employees. Offenders are liable on conviction to fines and/or imprisonment. The PDPA empowers the PDPC with significant regulatory powers to ensure compliance with the PDPA, including powers to investigate, give directions and impose a financial penalty of up to S$1 million. In addition, the PDPA created a right of private action, pursuant to which the Singapore courts may grant damages, injunctions and relief by way of declaration, to persons who suffer loss or damages directly as a result of contraventions of certain requirements under the PDPA.

The PDPA was last amended by the Personal Data Protection (Amendment) Act 2020, which took effect in phases from 1 February 2021. Key portions of such Act include a requirement for organizations to transfer personal data of an individual to a different organization where requested by the individual (generally referred to as “data portability”), and for organizations with more than S$10 million annual turnover in Singapore, the maximum financial penalty the PDPC may impose will increase to 10% of their annual turnover in Singapore.

The Employment of Foreign Manpower Act

The Employment of Foreign Manpower Act 1990 of Singapore, provides that no person shall employ a foreign employee unless the foreign employee has a valid work pass. Work passes are issued by the Controller of Work Passes.

The Employment Act 1968 of Singapore, or the Singapore EA, prescribes certain minimum conditions of service that employers are required to provide to their employees, including (i) minimum days of statutory annual and sick leave; (ii) paid public holidays; (iii) statutory protection against wrongful dismissal; (iv) provision of key employment terms in writing; and (v) statutory maternity leave and childcare leave benefits. In addition, certain statutory protections relating to overtime and hours of work are prescribed under the Singapore EA, but only apply to limited categories of employees, such as an employee (other than a workman or a person employed in a managerial or an executive position) who receives a salary of up to S$2,600 a month. Other employment-related benefits which are prescribed by law include (i) contributions to be made by an employer to the Central Provident Fund, under the Central Provident Fund Act 1953 in respect of each employee who is a citizen or permanent resident of Singapore; (ii) the provision of statutory maternity, paternity, childcare and adoption leave benefits (in each case subject to the fulfilment of certain eligibility criteria) under the Child Development Co-savings Act 2001; (iii) statutory protections against dismissal on the grounds of age, and statutory requirements to offer re-employment to an employee who attains the prescribed minimum retirement age, under the Retirement and Re-employment Act 1993; and (iv) statutory requirements relating to work injury compensation, and workplace safety and health, under the Work Injury Compensation Act 2019 and the Workplace Safety and Health Act 2006, respectively.

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There is no minimum statutorily prescribed wage in Singapore. Singapore employment law also does not prescribe any mandatory annual wage supplement, bonus payments or severance payments to be provided by an employer to its employees. Any such payment to be made to an employee (including as to frequency and amount) is at the discretion of the employer. An employer and its employee are generally free to agree on a notice period for termination of employment. If the employment contract does not provide for a notice period, the employer must adhere to the minimum notice periods stipulated in the Singapore EA. The Singapore EA confers a statutory right on either party to terminate the employment relationship immediately without waiting for the expiry of the notice period by paying salary in lieu of notice.

Regulations on Competition Laws

The Singapore Competition Act 2004 of Singapore (the “Competition Act”) prohibits anti-competitive practices. Specific prohibited activities include agreements that prevent, restrict or distort competition, abuse of dominance and mergers that substantially lessen competition, whether these take place within or outside of Singapore, so long as they have an impact on a market in Singapore. The Competition and Consumer Commission of Singapore (the “CCCS”) is responsible for administering and enforcing the Competition Act, which covers all industries and sectors unless specifically exempted or excluded. Infringements of the Competition Act can result in financial penalties of up to 10 per cent. of the turnover of the business in Singapore for each year of infringement, up to a maximum of three years. The CCCS also has powers to impose directions requiring infringing undertakings to stop or modify the activity or conduct, or in the case of anti-competitive mergers, to remedy, mitigate or eliminate the adverse effects arising from the merger.

Regulations on Safety and Health of Our Employees and Contractors

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) is the principal legislation governing the safety, health and welfare of persons at work in workplaces. Among other things, the WSHA imposes a duty on every employer and every principal (which would include us) to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees, and any contractor, any direct or indirect subcontractor, and any employee employed by such contractor or subcontractor, when at work.

The general penalties for non-compliance with the WSHA include the imposition of fines up to the amount of S$500,000 in the case of a body corporate. Further or other penalties may apply in the case of repeat offences or specific offences under the WSHA or its subsidiary legislation.

Regulations on Financial Services

The MAS regulates the provision of payment services in Singapore under the Payment Services Act 2019 which came into force on January 28, 2020 (the “PS Act”). Unless excluded or exempt, an entity must obtain the relevant license to provide regulated payment services under the PS Act, which include account issuance service, e-money issuance service, domestic money transfer service, cross-border money transfer service, merchant acquisition service, digital payment token service, and money-changing service.

Under the PS Act, licensees may generally be subject to obligations relating to general approval requirements for changes of control, appointment and removal of CEOs and directors, general notification and record-keeping requirements, audit requirements, base capital requirements, anti-money laundering requirements (see below), the requirement to furnish security (for a major payment institution), the requirement to safeguard customer monies (for a major payment institution), and other applicable requirements. Licensees are expected to implement certain systems, processes and controls in line with MAS’ Guidelines on Risk Management Practices applicable to financial institutions in Singapore. Non-compliance with the above could potentially result in penalties under the PS Act including loss of or restriction on the license, civil damages claims, and criminal penalties for the respective company and/or its officers up to and including fines of SGD250,000 with potential for additional amounts for ongoing non-compliance, for the duration of the non-compliance, and (in the case of officers) imprisonment for a term not exceeding three years, for each offense.

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Broadcasting Act

All internet content providers (all persons who maintain websites), including us, are governed by an automatic class license, pursuant to the Broadcasting Act 1994 of Singapore and the Broadcasting (Class License) Notification. Internet content providers must comply with internet codes of practice as the Singapore Media Development Authority, or the MDA, may issue from time to time, and must ensure that its services are not used for any purpose or contain any program that is against the public interest, public order or national harmony or offends good taste or decency. Internet content providers also have obligations to assist certain investigations of the MDA and remove programs included in its service where the MDA informs the licensee that the program is contrary to a code of practice, is against public interest, public order or national harmony or offends against good taste or decency.

Regulations on Consumers

The Unfair Contract Terms Act 1977 of Singapore, or the UCTA, provides that exclusion clauses in standard terms of business or where one of the contracting parties is a consumer are subject to a condition of “reasonableness.” Also, when a business deals with a consumer, the business cannot render contractual performance substantially different from what was reasonably expected of it, or render no performance at all in respect of the whole or part of any contractual obligation. The Sale of Goods Act 1979 of Singapore, or the SOGA, regulates the sale of goods in Singapore. The SOGA implies certain terms into contracts of sale of goods, which include implied conditions that the seller has or will have the right to sell the goods and that goods supplied are of satisfactory quality. The SOGA also provides that where a seller wrongfully neglects or refuses to deliver goods, the buyer may sue for non-delivery. The damages available are the estimated loss directly and naturally resulting from the seller’s breach of contract in the ordinary course of events. Rights, liabilities and implied conditions arising under a contract of sale pursuant to SOGA may be excluded or varied by contract, subject to the requirements of the UCTA.

The Consumer Protection (Fair Trading) Act 2003 of Singapore, or the CPFTA, provides a buyer who has entered into a transaction involving an unfair practice with the right to bring an action against the supplier. This right to bring an action does not apply where the remedy or relief sought exceeds S$30,000. Unfair practices include situations where the supplier does or says anything which reasonably would result in the consumer being deceived or misled, or where the supplier makes false claims as to origin, performance characteristics or method of manufacture of the product.

The CPFTA also provides that if goods do not conform to the applicable contract at the time of delivery, the buyer would have the right to require the seller to repair or replace the goods, reduce the amount to be paid for the sale by an appropriate amount or to rescind the contract with regard to the goods in question. Goods which do not conform to the applicable contract at any time within the period of six months from the date on which the goods were delivered will be regarded as not having conformed to the applicable contract at the time of delivery.

Regulation on Electronic Transactions

The Electronic Transactions Act 2010 of Singapore, or the ETA, makes clear that, in general, transactions conducted using paper documents and transactions conducted using electronic communications will be treated equally by the law. While the ETA allows for certain rebuttable presumptions in connection with electronic transactions, which are generally helpful to us, we do not rely on these rebuttable presumptions on our website or platform in Singapore.

Regulation on Intellectual Property

Trademark

The Trade Marks Act 1998 , or the TMA, establishes the law for trademarks in Singapore, including infringement of registered trademarks and the position of parallel-imported luxury goods. There are civil reliefs (such as injunction or damages) and criminal sanctions (such as fines) stipulated in the TMA for the import, sale or other commercial dealings in goods that infringe or counterfeit the registered trademarks belonging to brand owners.

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Copyright

The Copyright Act 2021 sets out the protection of literary, dramatic, artistic and musical works, as well as entrepreneurial works (published editions, sound recordings, cinematograph films, broadcasts, performances and cable programs). Generally, only the owner of a copyright work has the right to reproduce, publish, perform, communicate and adapt his work, unless consent or authorization to do these acts have been obtained. The term of protection varies according to the type of work involved, and infringement of copyright will arise where there has been substantial reproduction or adaptation of the work. Company names are generally not regarded as literary works although brand logos are capable of protection as artistic works.

Indonesia

Regulations on Foreign Investment and Foreign Ownership Restrictions

Foreign investment in Indonesia, including our investments, is primarily governed under Law No. 25 of 2007 regarding Investment, issued on April 26, 2007 (“Law No. 25/2007”) as amended by Law No. 11 of 2020 regarding Job Creation, dated November 2, 2020 (the “Omnibus Law,” and together with Law No. 25/2007, the “Investment Law”). The Investment Law provides that all business sectors or business lines in Indonesia are open to foreign investment, except those which are expressly closed to or restricted from foreign investment, or those business sectors or business lines that can only be carried out by the central government. The Investment Law also stipulates that foreign direct investment in Indonesia must be in the form of a limited liability company, established by virtue of the laws of and domiciled in the Republic of Indonesia, unless otherwise stipulated by law.

The Indonesian government from time to time provides a list of business activities that are either open to foreign investment, subject to certain conditions or closed to foreign investment, which is known as the “Investment List.” The current Investment List is set forth in Presidential Regulation (“PR”) No. 10 of 2021 regarding Investment Business Activities, dated February 2, 2021 as amended by PR No. 49 of 2021 dated May 24, 2021 (“PR 10/2021”). Foreign investors wishing to invest in Indonesia must structure their investment in accordance with the restrictions or requirements applicable to their intended business activities under PR 10/2021. They must also determine whether the foreign investment company can be wholly or partially owned by foreign shareholders before setting up the company.

In addition, the Investment Law strictly prohibits domestic and foreign investors from entering into agreements and/or statements stating that the share ownership in a company is held for and on behalf of another person. Under Investment Law, any such agreements and/or statements shall be deemed void by law.

Regulations Related to Business Activities of the Indonesian Subsidiaries

Regulations on Wholesale Business Activity

Trading business activities in Indonesia, including wholesale trading business activities, is primarily governed under Government Regulation No. 29 of 2021 regarding the Organization of the Trade Sector, issued on February 2, 2021 (“GR No. 29/2021”). In general, the distribution of goods in Indonesia may be carried out through direct distribution of goods or indirect distribution of goods. Direct distribution of goods allows the goods to be distributed directly to consumers, whereas indirect distribution of goods requires distribution business actors, such as distributors, wholesalers, or retailers, to distribute goods to consumers through a distribution chain.

GR No. 29/2021 provides that to carry out wholesale trading business activities, wholesalers must obtain business licensing as a wholesaler and form a cooperation with producers, distributors, or importers of goods under a written agreement. There are restrictions for wholesalers in carrying out wholesale trading business activities, such as (i) prohibited from distributing goods at retail to consumers and (ii) distributing goods marketed by the direct selling system.

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In addition to GR No. 29/2021, wholesalers who are also foreign investment companies must comply with Minister of Trade (“MOT”) Regulation No. 24 of 2021 regarding Agreements for the Distribution of Goods by Distributors or Agents, issued on 1 April 2021 (“MOTR No. 24/2021”). The MOTR No. 24/2021 provides that foreign investment trading companies, including but not limited to wholesalers, shall appoint domestic investment companies as distributors, sole distributors, agents, or sole agents. PR 10/2021 also provides that other than wholesale trading on fishery products, foreign investment companies/wholesalers may carry out wholesale trading business activities on any goods without any foreign investment restriction.

PTWB has obtained the required license to comply with the prevailing regulations.

Regulations on Electronic Systems Provider Registration

In October 2019, the Government of Indonesia enacted Government Regulation No. 71 of 2019 on the Implementation of Electronic System and Transactions (the “Electronic System Regulation”) which requires that all electronic system operators register themselves with Ministry of Communications & Information Technology (“MOCIT”) to obtain an Electronic System Provider Registration Certificate (Surat Tanda Terdaftar Penyelenggara Sistem Elektronik) (“Registration Certificate”). Such Registration Certificate will be issued once the registration process with MOCIT has been completed. The Electronic System Regulation requires the registration of any Electronic System Provider which owns an internet-based portal, website, or an application, that is used to:

a.	provide, manage, and/or operate offering and/or trade goods and/or services;

b.	provide, manage, and/or operate financial transaction services;

c.	deliver material or paid digital content through data network by downloading through a portal, website, emails, or other applications to users’ devices;

d.	provide, manage, and/or operate communication services in the form of short text messages, voice call, video call, electronic mail, and digital chat room, networking services and social media;

e.	be used as search engine services, or to provide electronic information in the form of text, voice, picture, animation, music, video, film, and games or combination of it; and/or

f.	process personal data for electronic transactions.

Further, based on Indonesian Minister of Communications and Information Technology Regulation No. 5 of 2020, as amended by Minister of Communications and Information Technology Regulation No. 10 of 2021 regarding Private Electronic System Operator, all private electronic system operators, including offshore private operators, have to register themselves to the MOCIT. Violation of this provision may be subject to administrative sanction, namely access blocking.

PTWB conduct its business activities through an electronic system (application) owned by New Retail as the shareholder of PTWB, where New Retail has obtained the required Registration Certificate.

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Regulations on Competition

Business competition and monopolistic practices in Indonesia are generally regulated under Law No. 5 of 1999 regarding Prohibition of Monopolistic Practices and Unfair Competition, dated March 5, 1999, as amended by the Omnibus Law (the “Competition Law”). Pursuant to the Competition Law, business actors in Indonesia are prohibited from, among other things, (i) entering into anti-competitive agreements or engaging in conduct that results in oligopoly and/or oligopsony, price-fixing and resale price maintenance, market allocations, boycotts, cartel, trust, vertical integration or closed agreements; (ii) engaging in actions such as monopoly, monopsony, market control, or conspiracy; and (iii) abusing dominant positions. There are two types of standards of proof recognized under the Competition Law, depending on the provision thereof, namely the “rule of reason” and “illegal per se.” The “rule of reason” requires the assessment of the anti-competitive effects of the business activity, while “illegal per se” provides that a violation exists insofar as all elements provided under the Competition Law are met.

The Business Competition Supervisory Commission (Komisi Pengawas Persaingan Usaha (“KPPU”)) has the authority to supervise the implementation of the Competition Law. The KPPU is an independent institution that reports to the President of the Republic of Indonesia. Further, transactions that meet certain thresholds set forth in the Competition Law and KPPU regulations must be reported post factum to the KPPU within 30 business days of the date the transaction is legally effective. The KPPU has the authority to substantively review whether the transaction is in violation of the Competition Law, which may then be subjected to certain structural and/or behavioral remedies.

Pursuant to the Competition Law, and as further elaborated by Government Regulation No. 44 of 2021 regarding Implementation of Prohibition of Monopolistic Practices and Unfair Competition, dated February 2, 2021, non-compliance with the Competition Law could subject the offending party to administrative sanctions imposed by the KPPU. These administrative sanctions are partial or entire annulment of the relevant agreement, order of cessation of the prohibited action, unwinding of the relevant transaction, payment of compensation, and administrative fine. The administrative fine is a minimum of IDR1 billion (approximately $69,000) and a maximum of (i) 50% of the net profit received by the perpetrator in the relevant market during the period in which the non-compliance persists, (ii) 10% of the total sales in the relevant market during the period in which the non-compliance persists or (iii) IDR25 billion (approximately $1.7 million), which applies only for failure to report a notifiable transaction to the KPPU in a timely manner.

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MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of the date of this prospectus:

Name	Age	Position(s)
Bin Xue	40	Chief Executive Officer, Chairman of the Board and Director
Ai Lian Phang	39	Chief Financial Officer
Lei Liu	40	Chief Technology Officer
Michelle Ting Ting Tan*	28	Chief Operating Officer, Director
William Tat-Nin Chang(1)(2)(3)*	66	Independent Director Nominee, Chair of Nominating and Compensation Committee
Lixia Tu(1)(2)(3)*	40	Independent Director Nominee, Chair of Audit Committee
Lizhi Qiao (1)(2)(3)*	38	Independent Director Nominee

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating Committee

*	The individual shall be appointed and consents to be in such position immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part.

Bin Xue, Chief Executive Officer, Chairman of the Board and Director

Mr. Bin Xue is the founder of the Company and has been its chief executive officer since August 2019; Mr. Xue is also the chairman of our board of directors. Mr. Xue started his career as an engineer at SMIC Thermal Couple (TC) Lab from 2004 to 2006, where he conducted TC research. Between March 2006 and May 2012, Mr. Xue served as a senior engineer at Global Founderies where he was in charge of 65nm & 45nm SRAM low power and generic process development, poly module and reliability issue. Between May 2012 and August 2019 and prior to founding the Company, Mr. Xue served as the co-founder and the chief strategy officer of Ezbuy Group, which later merged with Lightinthebox Holding Litb, a New York Stock Exchange listed company, where he was responsible for setting up the operations infrastructure, spearheading the regional growth plan and leading the company’s international expansion, which included building up teams in Malaysia, Indonesia, Thailand, Taiwan, and Pakistan. At Ezbuy, Mr. Xue accumulated over 7 years of e-commerce experience all major disciplines such as business strategy, finance management, product design, marketing, customer service and logistics. Ms. Xue obtained Bachelor of Science degree in Mechanics and Engineering Science from Fudan University degree in 2004, and Master of Science degree in Microelectronics from the National University of Singapore in 2008.

Ai Lian Phang, Chief Financial Officer

Ms. Ai Lian Catherine Phang has been the chief financial officer of the Company since October 2020. Having worked at a number of prestigious firms throughout her career, Ms. Phang possesses rich experience in accounting. From November 2010 to May 2011, Ms. Phang served as a senior associate at KPMG LLP, where she was responsible for planning and performing audit procedures, leading and managing multiple audit engagement teams. Her industry services spans from trading in power transmission and control equipment, research and development, to healthcare, aviation, and investment holding companies. From June 2011 to October 2012, Ms. Phang served as the group financial controller at Vikudha Singapore Pte Ltd, where she oversaw the finance department, ensured compliance with statutory, audit, taxation and regulatory requirements for the company, coordinated and prepared budget reports such as OPEX and CAPEX, and monitored cash flow projections. At Vikudha Singapore Pte Ltd, Ms. Phang was successful in helping establish BVI companies and develop new businesses. From November 2012 to November 2013, Ms. Phang worked as a financial analyst at HP Asia Pte Ltd., where she supported the finance department by resolving a variety of problems within established guidelines, recommending alternatives, performing detailed analysis on foreign currency revaluation on monthly basis, and ensuring compliance with SOX internal controls and guidelines. From November 2013 to October 2020, Ms. Phang served as Group Financial Controller at Mattenplant Pte Ltd., where she managed and administered full spectrums of Regional Human Resource, Administration and Finance functions and supported corporate governance and compliance matters, ensuring the company's compliance with all relevant regional laws and regulations. Ms. Phang obtained her Bachelor of commerce degree in accounting and finance from Curtin University of Technology, Australia.

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Lei Liu, Chief Technology Officer

Mr. Lei Liu has been the chief technology officer of the Company since December 2020. Mr. Liu started his career at IBM China Development Center as an R&D engineer, where he was responsible for system development of the IBM solution platform project such as the front-end JQuery and back-end Java, and the BVT script development of High-scale low-touch cloud computing project. From August 2011 to September 2014, Mr. Liu worked at JD.com as a system architect, where his main responsibilities included the development of JD commodity search client website, which involve hundreds of millions of visits, writing of high-quality code for high concurrent access, optimizing the algorithm to improve system program performance and stability, managing PHP underlying virtual machine technology HHVM, and Hiphop PGP architecture performance optimization research. From October 2014 to September 2017, Mr. Liu worked as a technical director for Vancl (Beijing) Technology Co., Ltd., where he was responsible for organizing and formulating the product development plan of the company’s e-commerce system, planning the technical framework of products, organizing research on the latest technology development in mobile internet, the front-end and back-end system architecture, and carrying out echelon construction of the company’s technical team, including professional training, technical guidance, and performance evaluation. Mr. Liu obtained his Bachelor’s degree in computer science from Beihua University in Jilin, China, in 2006.

Michelle Ting Ting Tan, Chief Operating Officer and Director

Ms. Ting Ting Michelle Tan has served as a director of the Company since January 2019 and the chief operating officer since January 2022, and her responsibilities included analyzing systems and implementation of sales, setting up systems for customer service department, managing digital marketing, formulating and executing plans for remarketing to increase revenue, setting up marketing communication channels, and developing the Indonesian market. From December 2012 to January 2017, Ms. Tan served as a team leader of Alfestco Ptd Ltd., where she conducted interviewed and trained new sellers, handled stock taking, oversaw the daily operations of the Little Christmas Hat project, which included managing a group of 30 people daily, scrutinized stocks and ensured proper documentation of the project. From July 2017 to May 2018, Ms. Tan was a management trainee of Ezbuy, where she planned and supported daily operations in logistics department, organized and assisted in various warehouse sales, and crafted plans to improve operation systems and efficiency. Ms. Tan obtained Bachelor of engineering degree with honors from National University of Singapore in 2017.

William Tat-Nin Chang, Independent Director Nominee and Chair of Compensation Committee and Nominating Committee

Mr. Chang will begin serving as an independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Chang will serve as chairman of the compensation committee and nominating committee and as a member of the audit committee.

Before joining the Company, Mr. Chang had over 25 years of experience in the telecommunication industry. Mr. Chang worked as a regional director in Nortel (Asia Pacific) from 1997 to 2002. He then performed as the CEO at TG-Nortel/3D from 2002 to 2005. From 2005 to 2007, he was a managing director of Nokia (Malaysia) and a regional director of Nortel (Asia Pacific). From 2007 to 2009, he was the CEO of Nokia Siemens Multimedia/APAC and the country director of Nokia Siemens (Malaysia). From 2009 to 2010, he was the head of the indirect channel business at Nokia Siemens (Asia North Sub-region). From 2010 to 2013, he was the Chief Planning & Strategy Officer of U Mobile (Malaysia), and from 2013 to the present, he is the managing partner of e-Tel Consulting LLP (Singapore/Asia Pacific region). Mr. Chang has extensive business management, operations, and business development experiences with an excellent track record for start-ups, business transformation and sustainable business growth, with proven track records and a network of executive contacts in the Asia Pacific region and Canada/USA.

Mr. Chang obtained a bachelor’s degree of Applied Science (BASc) in the University of British Columbia and a master’s degree of Business Administration (MBA) from the National University of Singapore.

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Lixia Tu, Independent Director Nominee and Chair of Audit Committee

Ms. Tu will begin serving as an independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part, as a member of the compensation and nominating committees.

Before joining the Company, Ms. Tu had over 15 years of experience in auditing and financial reporting. Ms. Tu worked as an auditor at BDO Shanghai (an accounting firm) from 2007 to 2009 and acted as an auditor manager from 2009 to 2010. She then performed as the financial controller of Green Paper and Packaging Company from 2011 to 2013. From 2013 to 2015, she was the managing director of Lisa Quanzhou Financial Consulting Limited Company. Meanwhile, from 2014 to 2020, she was the CFO and a director of JX Luxventure Limited (Nasdaq Code: LLL). From 2021 to the present, she has been the managing director of Lixia Tu Pty Ltd. Ms. Tu has extensive experience in planning, developing and implementing financial strategies to drive growth, build internal capability, and maintain the success of organizations.

Ms. Tu obtained a bachelor’s degree in Computer Science from Fujian Agriculture & Forest University in 2005, a master’s degree in professional accounting from Deakin University in 2007, and a master’s degree of Business Administration (MBA) from Homes Institute in 2020. Ms. Tu is a member of Certified Public Accountant (CPA) in Australia.

Lizhi Qiao, Independent Director Nominee

Mr. Qiao will begin serving as an independent director immediately upon the effectiveness of our registration statement on Form F-1, of which this prospectus forms a part. Mr. Chang will serve as a member of the compensation, nominating, and audit committees.

Before joining the Company, Mr. Qiao had over 14 years of experience in the tech hardware and e-commerce industry. Mr. Qiao worked as a product engineer at Global Founders Singapore from 2008 to 2010. He then performed as the co-founder of EZBUY from 2010 to 2019. From 2019 to the present, he is a vice president of global expansion of Light in the Box (NYSE: LITB). Mr. Qiao has extensive experience in B2C e-commerce, especially in market operations, customer relations, and product design and execution.

Mr. Qiao obtained a bachelor’s degree in Electrical Engineering from the National University of Singapore.

Family Relationships

There are no family relationships among any of our directors, director nominees or executive officers as defined in Item 401 of Regulation S-K.

Employment Agreements and Director Offer Letters

We plan to enter into employment agreements with each of our executive officers pursuant to which such individuals agreed to serve as our executive officers. Pursuant to these agreements, we will be entitled to terminate a executive officer’s employment for cause at any time. Each executive officer will agree not to, directly or indirectly, provide the same or substantially the same services that he/she provides to the Company to any other business in certain area.

We also plan to enter into director offer letters with each of our independent director nominees which agreements set forth the terms and provisions of their engagement.

Election of Officers

Our executive officers are appointed by, and serve at the discretion of, our board of directors.

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Board of Directors

We expect our board of directors to consist of five directors, three of whom will be independent as such term is defined by the Nasdaq Capital Market. We expect that all current directors will continue to serve after this offering.

The directors will be up for re-election at our annual general meeting of shareholders.

A director may vote in respect of any contract or transaction in which he is interested, provided, however that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote on that matter. A general notice or disclosure to the directors or otherwise contained in the minutes of a meeting or a written resolution of the directors or any committee thereof of the nature of a director’s interest shall be sufficient disclosure and after such general notice it shall not be necessary to give special notice relating to any particular transaction. A director may be counted for a quorum upon a motion in respect of any contract or arrangement which he shall make with our company, or in which he is so interested and may vote on such motion.

Board Committees

We plan to establish three committees under the board of directors: an audit committee, a compensation committee and a nominating committee. We plan to adopt a charter for each of the three committees. Copies of our committee charters will be posted on our corporate investor relations website prior to our listing on the Nasdaq Capital Market.

Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of William Tat-Nin Chang, Lixia Tu and Lizhi Qiao upon the effectiveness of their appointments. Lixia Tu will be the chair of our audit committee. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of William Tat-Nin Chang, Lixia Tu and Lizhi Qiao upon the effectiveness of their appointments. William Tat-Nin Chang will be the chair of our compensation committee. The compensation committee will be responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

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Nominating Committee. Our nominating committee will consist of William Tat-Nin Chang, Lixia Tu and Lizhi Qiao upon the effectiveness of their appointments. William Tat-Nin Chang will be the chair of our nominating committee. The nominating committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating committee will be responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our board of directors has the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Under Cayman Islands law, directors owe the following fiduciary duties: (i) duty to act in good faith in what the director believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not improperly fetter the exercise of future discretion; (iv) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and (v) duty to exercise independent judgment. In addition to the above, directors also owe a duty to act with skill, care and diligence. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in our Memorandum and Articles of Association or alternatively by shareholder approval at general meetings. You should refer to “Description of Share Capital — Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

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Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Foreign Private Issuer Exemption

We are a “foreign private issuer,” as defined by the SEC. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

●

Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

●	Exemption from Section 16 rules regarding sales of ordinary shares by insiders, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

●

Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

●

Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

●

Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (1) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (2) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we intend to have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers.

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Other Corporate Governance Matters

The Sarbanes-Oxley Act of 2002, as well as related rules subsequently implemented by the SEC, requires foreign private issuers, including us, to comply with various corporate governance practices. In addition, Nasdaq rules provide that foreign private issuers may follow home country practices in lieu of the Nasdaq corporate governance standards, subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws.

Because we are a foreign private issuer, our members of our board of directors, executive board members and senior management are not subject to short-swing profit and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors.

Qualification

There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive an as-yet undetermined cash fee for serving as directors and may receive option grants from our company. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended. For the fiscal year ended December 31, 2021, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Code of Business Conduct and Ethics

We intend to adopt a code of business conduct and ethics that will be applicable to all of our directors, executive officers and employees.

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EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation for the years ended December 31, 2021 and 2020, earned by or paid to our chief executive officer and principal executive officer, our principal financial officer, and our other most highly compensated executive officers whose total compensation exceeded US$100,000 (the “named executive officers”).

Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Stock Awards (US$)	Option Awards (US$)	Non-Equity Incentive Plan Compensation	Deferred Compensation Earnings	Other	Total (US$)
Bin Xue,	2021	$71,433.89	$15,204.29	-	-	-	-	-	$86,638.18
Director, CEO	2020	$57,444.75	$5,952.82	-	-	-	-	-	$63,397.57
Ai Lian Phang,	2021	$65,853.11	$11,054.42	-	-	-	-	-	$76,907.53
CFO	2020	$13,055.62	-	-	-	-	-	-	$13,055.62
Lei Liu,	2021	$163,415.14	-	-	-	$2,514.84	-	-	$172,187.63
CTO	2020	$10,847.84	-	-	-	-	-	-	$10,847.84
Michelle Ting Ting Tan,	2021	$47,324.95	$2,460.00	-	-	$2,678.77	-	-	$52,463.72
Director, COO	2020	$35,716.94	$2,604.36	-	-	$2,678.77	-	-	$41,000.07

Agreements with Named Executive Officers

On September 1, 2022, WeBuy entered into an employment agreement with our Director and Chief Executive Officer, Bin Vincent Xue. Under the terms of the employment agreement, Mr. Xue is entitled to an annual base salary of US$64,300.

On September 1, 2022, WeBuy entered into an employment agreement with our Chief Financial Officer, Ai Lian Catherine Phang. Under the terms of the employment agreement, Ms. Phang is entitled to an annual base salary of US$71,400.

On September 01, 2022, WeBuy entered into an employment agreement with our Chief Technology Officer, Lei Liu. Under the terms of the employment agreement. Mr. Liu is entitled to an annual base salary of US$99,000.

On September 01, 2022, WeBuy entered into an employment agreement with our Director and Chief Operating Officer, Michelle Ting Ting Tan. Under the terms of the employment agreement, Ms. Tan is entitled to an annual base salary of US$41,000.

Compensation of Directors

For the fiscal years ended December 31, 2021 and 2020, we did not compensate our directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the Board of Directors.

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Upon completion of this offering, we plan to pay each of our director and independent director nominees William Tat-Nin Chang, Lixia Tu, and Lizhi Qiao an annual compensation of US$21,300, US$17,750 and US$14,200 respectively. We have entered into director offer letters with each of our independent director nominees in August 2022. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

Director	Audit committee	Compensation Committee	Nominating and Corporate Governance Committee
William Tat-Nin Chang	(1)	(2)	(1)
Lixia Tu (3)	(2)	(1)	(1)
Lizhi Qiao	(1)	(1)	(2)

(1) Committee member
(2) Committee chair
(3) Audit committee financial expert

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PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary share as of the date of this prospectus, and as adjusted to reflect the sale of the ordinary shares offered in this offering for

●	each of our directors and executive officers who beneficially owns our ordinary shares; and

●	each person known to us to own beneficially more than 5% of our ordinary shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary share shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on          ordinary shares issued and outstanding as of the date of this prospectus immediately prior to the effectiveness of the registration statement of which this prospectus is a part and (ii) ordinary share underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes (i) ordinary shares outstanding immediately after the completion of this offering and (ii) ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus, but excludes any ordinary shares issuable upon the exercise of the over-allotment option.

Name of Beneficial Owner	Amount of Beneficial Ownership	Pre- Offering Percentage Ownership		Post- Offering Percentage Ownership
Directors, Director Nominees and Named Executive Officers:
Bin Xue			%		%
Ai Lian Phang			%		%
Lei Liu			%		%
Michelle Ting Ting Tan	-		%		%
William Tat-Nin Chang[1]	-		%		%
Lixia Tu1	-		%		%
Lizhi Qiao[1]	-		%		%
All directors, director nominees and executive officers as a group (7 persons)			%		%
5% or Greater Shareholders:

(3)	The individual is an independent director nominee and consents to be an independent director upon the Company’s listing on the Nasdaq Capital Market.

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RELATED PARTY TRANSACTIONS

As of December 31, 2021 and 2020, the Company recorded due to a director of $68,786 and $7,783, respectively. The amounts are unsecured, non-interest bearing and due on demand.

The transactions amount due to a director are as of the following:

	2021	2020
Beginning of the year January 01	$7,783	$-
Advances for operation and administration expenses	1,671,801	36,513
Payments made to a director	(1,610,798)	(28,730)
Year ended December 31	$68,786.00	$7,783

On August 29, 2022, as a result of the reorganization, the Company issued 27 shares to Bin Xue, the Company’s Chief Executive Officer. On the same day, the Company also issued 6,560 shares to GBuy Global Ltd, in which Bin Xue is a 55% shareholder and Lei Liu, our Chief Technology Officer, is a 7.97% shareholder.

On September 1, 2022, WeBuy entered into an employment agreement with our Director and Chief Executive Officer, Bin Xue. Under the terms of the employment agreement, Mr. Xue is entitled to an annual base salary of US$64,300.

On September 1, 2022, WeBuy entered into an employment agreement with our Chief Financial Officer, Ai Lian Catherine Phang. Under the terms of the employment agreement, Ms. Phang is entitled to an annual base salary of US$71,400.

On September 1, 2022, WeBuy entered into an employment agreement with our Chief Technology Officer, Lei Liu. Under the terms of the employment agreement. Mr. Liu is entitled to an annual base salary of US$99,000.

On September 1, 2022, WeBuy entered into an employment agreement with our Director and Chief Operating Officer, Michelle Ting Ting Tan. Under the terms of the employment agreement, Ms. Tan is entitled to an annual base salary of US$41,000.

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SECURITIES ELIGIBLE FOR FUTURE SALE

ordinary shares

Before our initial public offering, there has not been a public market for our ordinary shares, and although we expect to make an application for the ordinary shares to be listed on the Nasdaq Capital Market, a regular trading market for our ordinary shares may not develop. Future sales of substantial amounts of shares of our ordinary shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our ordinary shares to fall or impair our ability to raise equity capital in the future.

Upon completion of this offering at an assumed offering price of $     per ordinary share, we will have        ordinary shares outstanding.

All of the ordinary shares sold in this offering and in the resale offering by the selling shareholders will be freely transferable by persons other than by our “affiliates” as described below without restriction or further registration under the Securities Act. Sales of substantial amounts of our ordinary share in the public market could adversely affect prevailing market prices of our ordinary share. Prior to this offering, there has been no public market for our ordinary shares. We intend to apply to list the ordinary shares on the Nasdaq Capital Market under the symbol “WBUY”.

Lock-Up Agreements

Each of our directors, executive officers, and shareholders owning 5% or more of our ordinary shares has agreed, for a period of six months from the date of this prospectus, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exercisable or exchangeable for our ordinary shares, without the prior written consent of the representative.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our ordinary shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ordinary shares may dispose of significant numbers of our ordinary shares in the future. We cannot predict what effect, if any, future sales of our ordinary shares, or the availability of ordinary shares for future sale, will have on the trading price of our ordinary shares from time to time. Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our ordinary shares.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person is entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, which will equal shares immediately after our initial public offering, or

•	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

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Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

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DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our amended and restated memorandum and articles of association are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, which will become effective upon or before the completion of this offering, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Act (2022 Revision) of the Cayman Islands, or the “Cayman Companies Act,” on August 29, 2022. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●

is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Shares

As of the date of this prospectus, our authorized share capital is $100,000 divided into 100,000,000 ordinary shares, par value $0.001 per share.

Subject to the provisions of the Cayman Companies Act and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to ordinary shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Act. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be      (if the underwriters’ over-allotment option is not exercised) or      (if the underwriters’ over-allotment option is fully exercised) ordinary shares issued and outstanding held by at least 300 unrestricted round lot shareholders and beneficial owners which is the minimum requirement by the Nasdaq Capital Market. Ordinary shares sold in this offering will be delivered against payment from the underwriters upon the closing of the offering in New York, New York, on or about      .

Listing

We intend to apply to list our ordinary shares on the Nasdaq Capital Market under the symbol “WBUY.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is                           , at                              .

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Dividends

Subject to the provisions of the Cayman Companies Act and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

On a poll, every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote for each ordinary share. Votes may be given either personally or by proxy. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 percent of the paid up voting share capital of the Company.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting, while a special resolution requires the affirmative vote of a majority of not less than two-thirds of the votes attached to the ordinary shares cast by those shareholders who are present in person or by proxy (or, in the case of corporations, by their duly authorized representatives) at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Cayman Islands Companies Act and our M&A. A special resolution will be required for important matters such as a change of name or making changes to our M&A.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

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Alteration of Share Capital

Subject to the Cayman Companies Act, we may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)

sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)

cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may, by special resolution, reduce our share capital in any way.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, our Company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Act.

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Redemption and Purchase of Own Shares

Subject to the Cayman Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)

issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)

with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Transfer of Shares

Provided that a transfer of ordinary shares complies with applicable rules of the Nasdaq Capital Market, a shareholder may transfer ordinary shares to another person by completing an instrument of transfer in a common form or, with respect to ordinary shares, in a form prescribed by Nasdaq, or in any other form approved by the directors, executed:

Where the ordinary shares in question are not listed on or subject to the rules of the Nasdaq Capital Market, our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such ordinary share unless:

(a)

the instrument of transfer is lodged with the Company, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the ordinary share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

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Inspection of Books and Records

Holders of our ordinary shares will have no general right under the Cayman Companies Act to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

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Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)

he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

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Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Act and our amended and restated memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. To the extent allowed by the Cayman Companies Act, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)

a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)

where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)

any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)

any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)

any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Act) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

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Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)

to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Act, we must keep a register of members and there should be entered therein:

●

the names and addresses of the members of the company, a statement of the shares held by each member, which: distinguishes each share by its number (so long as the share has a number); confirms the amount paid, or agreed to be considered as paid, on the shares of each member; confirms the number and category of shares held by each member; and confirms whether each relevant category of shares held by a member carries voting rights under the Articles, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

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For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under the Cayman Companies Act, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Act to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our Company or our Company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Act and the current Companies Act of England and Wales. In addition, the Cayman Companies Act differs from laws applicable to United States corporations and their shareholders.

Mergers and Similar Arrangements

The Cayman Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company, and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

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In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;

(b)

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Act.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b)	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

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Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)

all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by the existing or former director (including alternate director), secretary, or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities, or discretions; and

(b)

without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by the existing or former director (including alternate director), secretary, or officer in defending (whether successfully or otherwise) any civil, criminal, administrative, or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary, or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan, or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary, or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary, or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary, or that officer for those legal costs.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles of association may discourage, delay, or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Companies Act, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future, and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care, and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care, and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.

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Shareholder Proposals

The Cayman Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles of association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

As permitted under the Cayman Companies Act, our articles of association do not provide for cumulative voting.

Removal of Directors

Subject to the provisions of our articles of association (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Cayman Companies Act has no comparable statute regarding the above. As a result, we cannot avail ourselves of the types of protections afforded by the other business combination statutes. However, although the Cayman Companies Act does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Cayman Companies Act and our articles of association, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Cayman Companies Act and our articles of association, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Cayman Companies Act, our articles of association may only be amended by special resolution of our shareholders.

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Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands – Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about investors of the Company pursuant to the Data Protection Law, 2021 of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPL”).

We are committed to processing personal data in accordance with the DPL. In our use of personal data, we will be characterized under the DPL as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPL. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in the Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

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Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPL. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPL, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

History of Share Issuances

The following is a summary of our share issuances since incorporation.

As part of the Reorganization, we undertook the following corporate actions:

On August 29, 2022, we issued the 18,466 ordinary shares to 27 founding shareholders.

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MATERIAL INCOME TAX CONSIDERATION

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our ordinary shares in this offering and holds our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting shares, investors that hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

U.S. Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

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●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary shares);

●	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our ordinary shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our ordinary shares; or

●	persons holding our ordinary shares through a Trust.

Thus, the discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ordinary shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the U.S.;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●

a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

An individual is considered a resident of the U.S. for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

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The Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus
2.	One-third of his or her days in the United States in the immediately preceding year; plus
3.	One-sixth of his or her days in the United States in the second preceding year.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our ordinary shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of ordinary shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

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Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

➢ at least 75% of its gross income for such taxable year is passive income; or

➢ at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of   any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our combined and consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

➢the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

➢ the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

➢ the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

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The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our ordinary shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations). If the ordinary shares are regularly traded on a qualified stock exchange or other market, and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

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IRC Section 1014(a) provides for a step-up in basis to the fair market value for our ordinary shares when inherited from a decedent that was previously a holder of our ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election and ownership of those ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ordinary shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the ordinary shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive changes. It is not intended as tax advice, it does not consider any investor’s particular circumstances, and it does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or, as the case may be, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

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Material Singapore Tax Considerations

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this prospectus and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of our Shares or of any person acquiring, selling or otherwise dealing with our Shares or on any tax implications arising from the acquisition, sale or other dealings in respect of our Shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of our Shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of our Shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of our Shares. The statements below regarding the Singapore tax treatment of dividends received in respect of our Shares are based on the assumption that the Company is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither the Company nor any other persons involved in this prospectus accepts responsibility for any tax consequences or liabilities resulting from the subscription for, purchase, holding or disposal of our Shares.

Corporate Income Tax

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

                ➢income accrued in or derived from Singapore; and

                ➢foreign sourced income received or deemed received in Singapore, unless otherwise exempted.

Foreign income in the form of branch profits, dividends and service fee income, or specified foreign income, received or deemed received in Singapore by a Singapore tax resident corporate taxpayer on or after June 1, 2003 are exempted from Singapore tax subject to meeting the qualifying conditions.

A non-Singapore tax resident corporate taxpayer, subject to certain exceptions, is subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. In general, control and management of the company is vested in its board of directors and therefore if the board of directors meets and conducts the company’s business in Singapore, the company will be regarded as tax resident in Singapore.

The corporate tax rate in Singapore is 17.0% with effect from the Year of Assessment 2010 after allowing partial tax exemption on the first S$300,000 of a company’s chargeable income as follows:

                ➢75.0% of up to the first S$10,000 of a company’s chargeable income (excluding Singapore franked dividends); and

                ➢50.0% of up to the next S$290,000 of a company’s chargeable income (excluding Singapore franked dividends).

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It was announced in the 2018 Budget that with effect from year of assessment 2020, the partial tax exemption scheme will be limited to the first S$200,000 (instead of S$300,000) of the normal chargeable income – 75.0% of the first S$10,000 and 50.0% of the next S$190,000.

Further, new start-up companies will, subject to certain conditions, be eligible for full tax exemption on their normal chargeable income (other than Singapore dividends) of up to S$100,000 and 50.0% tax exemption on up to the next S$200,000 of normal chargeable income in each of the company’s first three consecutive years of assessment. The remaining chargeable income (after the tax exemption) will be taxed at the applicable corporate tax rate. It has been announced in the 2018 Budget that with effect from the year of assessment 2020, the tax exemption scheme for new start-up companies will be limited to the first S$200,000 (instead of S$300,000) of the normal chargeable income. The tax exemption on the first S$100,000 will also be reduced from 100.0% to 75.0%.

Material Indonesia Tax Considerations

According to Indonesia General Procedures and Provisions for Taxation, taxpayers are determined by residency. A range of taxes applied to individual and corporation residing in Indonesia; income tax, withholding taxes, value-added tax (VAT), luxury-goods sales tax, and land & building tax. These must be well-understood by prospective and potential investors who will establish a company or do their business in Indonesia. Incomprehension can result in loss due to errors in carrying out its tax obligations. This overview focuses on some of the more common taxes, but this should not be considered an exhaustive list of all potentially relevant taxes.

Corporate Income Tax

A company is regarded as an Indonesian resident Taxpayer if it is established or domiciled in Indonesia. (Article 2 paragraph 3 letter b of Law Number 6 Year 1983 on General Tax Provisions and Procedures as has been amended several times most recently by Law Number 7 Year 2021 on Harmonization of Tax Regulations).

Generally, a flat corporate income tax rate of 22% applies on taxable business profit. However, a tax cut of 3% from the standard rate, so that the effective tax rate will be 19%, is available for certain qualifying public companies provided that at least 40% of its paid-up shares are traded in the Indonesian Stock Exchange (IDX) and the public shareholders of such companies consist of at least 300 individuals, each holding less than 5% of the paid-up shares, as well as certain other conditions. Small-scale enterprises with an annual gross turnover up to IDR 50 billion are entitled to 50% tax cut or the effective tax rate will be 11%, which is imposed proportionally to the taxable income on the part of gross turnover up to IDR 4.8 billion. (Article 17 paragraph 1 letter b, Article 17 paragraph 2b and Article 31E of Law Number 7 Year 1983 on Income Tax as has been amended several times most recently by Law Number 7 Year 2021 on Harmonization of Tax Regulations (“Income Tax Law”), and Government Regulation Number 30 Year 2020 on Reductions of Income Tax Tariff for Corporate Resident Taxpayers in the Form of Publicly-Listed Limited Liability Company).

Individual Income Tax

An individual, whether an Indonesian citizen or not, is regarded as an Indonesian resident Taxpayer if they fulfil any of the following conditions: residing in Indonesia, presents in Indonesia for more than 183 days in any 12-month period, or presents in Indonesia during a tax year and intends to reside in Indonesia. However, provisions of tax treaties may override these rules. (Article 2 paragraph 3 letter a of Income Tax Law).

The annual taxable income of individual Indonesian resident Taxpayer is subject to the following progressive tax rates:

•	5% for taxable income up to IDR 60 million;
•	15% for any taxable income over IDR 60 million and up to IDR 250 million;
•	25% for any taxable income over IDR 250 million and up to IDR 500 million;
•	30% for any taxable income over IDR 500 million and up to IDR 5 billion; and
•	35% capped rate for any taxable income over IDR 5 billion. (Article 17 paragraph 1 letter a of Income Tax Law).

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A tax incentive is available for a foreign citizen who is regarded as an Indonesian resident Taxpayer. He/she will be subject to income tax in Indonesia only for income that is received or obtained in Indonesia, provided that:

•	the individual possesses certain skills; and
•	this facility is only available for the first four years from the date when the individual is regarded as an Indonesian resident Taxpayer.

The income received or obtained by the foreign citizen includes income in connection to an employment, service, or activity performed in Indonesia under any name and form, which are paid outside of Indonesia. (Article 4 paragraph 1a and paragraph 1b of Income Tax Law).

Withholding Taxes

Different rates of withholding taxes apply to income paid/payable to Indonesian resident and non-resident Taxpayers.

The withholding tax rates applicable to Indonesian resident Taxpayer are 15% for interest, royalties, and prizes and awards, and 2% for most service fees. Especially for bonds interest, it is subject to withholding tax of 10%. Rental of land and/or buildings is subject to a final withholding tax of 10%. Taxpayers without a Taxpayer Identification Number (NPWP) will be subject to a surcharge of 100% in addition to the applicable withholding tax rates. (Article 4 paragraph 2 and Article 23 of Income Tax Law, and Government Regulation Number 91 Year 2021 on Income Tax on Bonds Interest Received or Obtained by Indonesian Resident Taxpayer and Permanent Establishment).

Dividend from onshore and/or offshore received by Indonesian resident Taxpayer is regarded as non-taxable income if it is reinvested in Indonesia within a specific time frame and satisfied all the specific provisions, otherwise the dividend will be subject to income tax tariff as stipulated by Income Tax Law. (Article 4 paragraph 3 letter f of Income Tax Law and Government Regulation Number 19 Year 2009 on Income Tax on Dividend Received or Obtained by Individual Indonesian Resident Taxpayer).

Withholding tax rate of 20% is applied to a non-resident Taxpayer who receives income from Indonesia. However, tax treaties may provide a reduced rate or an exemption. In order to qualify for enjoying the tax treaty benefits, a non-resident Taxpayer must provide Indonesian withholding tax agent with the original and completed the Directorate General of Tax Form (DGT Form) and/or Certificate of Residence; and satisfy all requirements as stipulated by the relevant tax treaty and Director General of Tax Regulation Number PER-25/PJ/2018 on Procedures for the Implementation of Double Taxation Avoidance Agreement. (Article 26 and Article 32A of Income Tax Law).

Value-Added Tax

A general Value-Added Tax (VAT) rate of 11% is applied to deliveries of taxable goods and taxable services within Indonesian customs area. The VAT on export of taxable goods and certain taxable services is at rate of 0%. The general VAT rate will be increased to 12%, starting from, by the latest on 1 January 2025. (Article 7 paragraph 1 of Law Number 8 Year 1983 on Value-Added Tax and Sales Tax on Luxury Goods as has been amended several times most recently by Law Number 7 Year 2021 on Harmonization of Tax Regulations).

Other Taxes

Other taxes such as luxury-goods sales tax, land and/or buildings tax, tax on land and/or buildings transfer, duty on the acquisition of land and/or buildings rights, import duties, excise duties, and stamp duties may apply.

POTENTIAL PURCHASERS OF OUR ORDINARY SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME, GIFT, ESTATE OR GENERATION- SKIPPING TRANSFER, AND OTHER TAX AND TAX TREATY CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

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ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions, and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the U.S. and provides significantly less protection for investors than the U.S. Additionally, Cayman Islands companies may not have standing to sue in the federal courts of the U.S.

Most of our operations are conducted in Singapore and a majority of our consolidated assets are located outside of the United States. In addition, all of our directors and officers are nationals or residents of countries other than the United States, and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state.

Although we are incorporated outside the United States, we have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the U.S. federal securities laws or securities laws of any U.S. state or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers, our counsel with respect to the laws of the Cayman Islands, and Rajah & Tann Singapore LLP, our counsel with respect to Singapore law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or Singapore would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state or (ii) entertain original actions brought in the Cayman Islands or Singapore against us or our directors or officers predicated upon the U.S. federal securities laws or securities laws of any U.S. state.

We have also been advised by our Indonesian legal advisor, Assegaf Hamzah & Partners, that judgments of courts outside Indonesia are not enforceable in Indonesian courts. A foreign court judgment could be offered and accepted into evidence in a proceeding on the underlying claim in an Indonesian court and may be given such evidentiary weight as the Indonesian court may deem appropriate in its sole discretion. A claimant may be required to pursue claims in Indonesian courts on the basis of Indonesian law. A purchaser of the shares may not be able to enforce judgments against Indonesian subsidiary obtained in the United States based upon certain of the civil liability provisions of the securities laws of the United States or any states thereof in Indonesian courts, and Indonesian courts may not enter judgments in original actions brought in Indonesian courts based solely upon the civil liability provision of the securities laws of the United States or any state thereof. Re-examination of the underlying claim would be required before the Indonesian court. We cannot assure you that the claims or remedies available under Indonesian law will be the same, or as extensive as those available in other jurisdictions. We cannot assure you that the claims or remedies available under Indonesian law will be the same, or as extensive as those available in other jurisdictions.

Conyers has further advised us that there is currently no statutory enforcement or treaty between the U.S. and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the U.S., however, may be recognized and enforced in the courts of the Cayman Islands at ordinary law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (i) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (ii) original actions brought against us or other persons predicated upon the Securities Act. Conyers has also informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

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Rajah Tann has further advised us that there is uncertainty as to whether judgments of courts in the United States based upon the civil liability provisions of the federal securities laws of the United States would be recognized or enforceable in Singapore. In making a determination as to enforceability of a judgment of the courts of the United States, the Singapore courts would have regard to whether the judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money. In general, a foreign judgment would be enforceable in Singapore unless procured by fraud, or the proceedings in which such judgments were obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to public policy, or if the judgment would conflict with earlier judgment(s) from Singapore or earlier foreign judgment(s) recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our directors and officers. Singapore courts would not recognize or enforce judgments against us, our directors and officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities law of the United States would be regarded by the Singapore courts as being pursuant to foreign, penal, revenue or other public laws. Such a determination has yet to be made by a Singapore court in a reported decision.

In addition, holders of book-entry interests in our shares will be required to exchange such interests for certificated shares and to be registered as shareholders in our shareholder register in order to have standing to bring a shareholder suit and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts.

A holder of book-entry interests in our shares may become a registered shareholder of our Company by exchanging such holder’s interest in our shares for certificated shares and being registered in our shareholder register. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceeding or enforcement action.

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UNDERWRITING

We expect to enter into an underwriting agreement with Univest Securities, LLC, as the representative of the underwriters named therein, with respect to the ordinary shares in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, the underwriters have agreed to purchase, and we have agreed to sell to them       ordinary shares.

Name	Number of Ordinary Shares
Univest Securities, LLC
Total

The underwriters are offering the ordinary shares subject to their acceptance of the ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such ordinary shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriter’s option to purchase additional ordinary shares described below.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

We intend to apply to list our ordinary shares on the Nasdaq Capital Market under the symbol “WBUY.” Nasdaq might not approve such application, and if it does not approve our application, we will not complete this offering.

Over-Allotment Option

We have granted the underwriters an option, exercisable during the 45-day period after the closing of this offering, to purchase up to           , or 15% additional ordinary shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus.

The underwriters will offer the ordinary shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $        per ordinary share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the underwriters. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The securities are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Discounts and Expenses

The underwriting discounts are equal to 4.5% of the initial public offering price set forth on the cover page of this prospectus.

The following table shows the per ordinary share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to additional             ordinary shares.

	Per Share	Total Without Exercise of Over- Allotment Option	Total With Full Exercise of Over- Allotment Option
Initial public offering price
Underwriting discounts to be paid by us
Proceeds, before expenses, to us

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We have agreed to pay the representative of the underwriters by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of the shares, including any shares issued pursuant to the exercise of the underwriter’s over-allotment option.

We have agreed to reimburse the representative up to a maximum of $180,000 (including any advances already received) for out-of-pocket accountable expenses, including but not limited to reasonable fees and expenses of its legal counsel, due diligence and background check expenses, and reasonable cost for roadshows.

We have agreed to pay an expense advance of US$80,000 to the representative, for the representative’s anticipated out-of-pocket expenses, and we have paid $30,000 as of the date of this prospectus; any expense deposits will be returned to us to the extent the representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We have agreed to pay expenses relating to the offering, including: (i) all filing fees and communication expenses relating to the registration of the ordinary shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all reasonable travel and lodging expenses incurred by the underwriters or their counsel in connection with visits to, and examinations of, our Company; (iii) translation costs for due diligence purpose; (iv) all fees, expenses, and disbursements relating to the registration or qualification of such ordinary shares under the “blue sky” securities laws of such states and other jurisdictions as the underwriters may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of underwriters’ counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses, and all amendments, supplements, and exhibits thereto, and as many preliminary and final prospectuses as the underwriters may reasonably deem necessary; (vi) the costs of preparing, printing, and delivering certificates representing the ordinary shares and the fees and expenses of the transfer agent for such ordinary shares; and (vii) the reasonable cost for road show meetings and preparation of a power point presentation.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts and non-accountable expense allowance, will be approximately $       , including a maximum aggregate reimbursement of $180,000 of accountable expenses.

Right of First Refusal

We have agreed, provided that this offering is completed, that until 18 months after the date of the closing of this offering, the representative shall have a right of first refusal to provide investment banking services to us on an exclusive basis in all matters for which investment banking services are sought by the Company, including, without limitation, (a) acting as lead manager for any underwritten public offering; (b) acting as exclusive placement agent, initial purchaser, or financial advisor in connection with any private offering of securities of the Company; and (c) acting as financial advisor in connection with any sale or other transfer by the Company, directly or indirectly, of a majority or controlling portion of its capital stock or assets to another entity, any purchase or other transfer by another entity, directly or indirectly, of a majority or controlling portion of the capital stock or assets of the Company, and any merger or consolidation of the Company with another entity, provided, however, that such right shall be subject to FINRA Rule 5110(g).

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the underwriters may be required to make for these liabilities.

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Lock-Up Agreements

We have agreed, for a period of three months from the date of this prospectus, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our ordinary shares or securities that are substantially similar to our ordinary shares, including but not limited to any options or warrants to purchase our ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our ordinary shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representative.

Except as disclosed below, each of our officers, directors, and shareholders owning 5% or more of our ordinary shares have agreed with the representative not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of any ordinary shares or other securities convertible into or exercisable or exchangeable for ordinary shares for a period of three months from the date of this prospectus without the prior written consent of the representative.

The representative may in its sole direction and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the representative will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested, and market conditions at the time.

Electronic Offer, Sale and Distribution of ordinary shares

A prospectus in electronic format may be made available on the websites maintained by the underwriters. In addition, ordinary shares may be sold by the underwriters to securities dealers who resell ordinary shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriters’ website and any information contained in any other website maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under option to purchase additional ordinary shares. The underwriters can close out a covered short sale by exercising the option to purchase additional ordinary shares or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of ordinary shares compared to the price available under the option to purchase additional ordinary shares. The underwriters may also sell ordinary shares in excess of the option to purchase additional ordinary shares, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our ordinary shares in this offering because such underwriter repurchases those ordinary shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our ordinary shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our ordinary shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

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Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our ordinary shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of its various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Stamp Taxes

If you purchase ordinary shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

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Where the shares are subscribed or purchased under Section 275 by a relevant person that is: (a) a corporation (that is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor (for corporations, under 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, (2) debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA; (3) where no consideration is or will be given for the transfer; or (4) where the transfer is by operation of law.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

China

This prospectus may not be circulated or distributed in the PRC and the shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Taiwan

 The shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the shares in Taiwan.

United Kingdom

An offer of the shares may not be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or the FSMA, except to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances that do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) may only be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to the company.

All applicable provisions of the FSMA with respect to anything done by the underwriters in relation to the shares must be complied with in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of this document or any other document other than (i) in circumstances that do not constitute an offer or invitation to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances that do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), that is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

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EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and non-accountable expense allowance, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$
Nasdaq Capital Market Listing Fee	$
FINRA Filing Fee	$
Legal Fees and Expenses	$
Accounting Fees and Expenses	$
Printing and Engraving Expenses	$
Transfer Agent Expenses	$
Underwriter Out-of-Pocket Accountable Expenses	$
Investor Relations Fee	$
Miscellaneous Expenses	$
Total Expenses	$

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of ordinary shares sold in the offering.

LEGAL MATTERS

The validity of the ordinary shares offered hereby and certain legal matters as to Cayman Islands law will be passed upon for us by Conyers.  Ortoli Rosenstadt LLP is acting as counsel to our company regarding U.S. securities law matters. Certain legal matters as to Singapore law will be passed upon for us by Rajah & Tann Singapore LLP. Certain legal matters as to Indonesia law will be passed upon us by Assegaf Hamzah & Partners. Ortoli Rosenstadt LLP may rely upon Rajah & Tann Singapore LLP with respect to matters governed by Singaporean law, and Assegaf Hamzah & Partners with respect to matters governed by Indonesian law. Hunter Taubman Fischer & Li LLC is acting as U.S. securities counsel for the underwriter in connection with this offering.       is acting as the Singapore counsel for the underwriters.

EXPERTS

The financial statements of WEBUY GLOBAL LTD as of December 31, 2021 and 2020 and for the years respectively then ended included in this prospectus and registration statement have been so included in reliance on the report of OneStop Assurance PAC, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. OneStop Assurance PAC has offices at 10 Anson Rd, #13-09 International Plaza, Singapore 079903. Their telephone number is +65 96449531.

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WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the ordinary shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the ordinary shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealer, salesperson, or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

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WEBUY GLOBAL LTD AND SUBSIDIARIES

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Webuy Global Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Webuy Global Ltd and subsidiaries (collectively, the “Company”) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive loss, stockholders’ (deficit) equity, and cash flows, for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations, net cash used in operating activities and has a deficit on total equity that raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

We have served as the Company’s auditor since 2022.
Singapore
September 21, 2022

F-2

WEBUY GLOBAL LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in US dollars (“$”) except for numbers of shares and par value)

	December 31,	December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$1,539,348	$5,256,041
Accounts receivable	58,712	58,608
Inventories	781,731	399,786
Prepaid expenses and other assets	231,656	182,903
Total current assets	2,611,447	5,897,338

Leasehold improvements and equipment, net	274,317	212,747
Right of use assets – operating lease	208,098	292,677
Intangible assets	375,057	5,999
Total Assets	$3,468,919	$6,408,761

Liabilities and Shareholders' (Deficit)Equity
Current Liabilities
Accounts payable	$1,667,982	$589,027
Deferred revenue	484,115	-
Other current liabilities	1,247,251	435,708
Amount due to a director	68,786	7,783
Loans payable – current	424,727	8,813
Operating lease liability – current	222,189	153,678
Total Current Liabilities	4,115,050	1,195,009

Loans payable – non-current	601,824	64,677
Operating lease liability – non-current	1,658	147,391
Total Liabilities	$4,718,532	$1,407,077

Commitments and contingencies	-	-

Shareholders’ (Deficit) Equity
Ordinary stock (100,0000,000 shares authorized, $0.001 par value, 14,770 shares issued and outstanding as of December 31, 2021 and 2020, respectively)	$15	$15
Additional paid-in capital	10,441,123	8,467,669
Accumulated deficit	(11,676,884)	(3,607,729)
Accumulated other comprehensive income	36,112	102,046
Total Shareholders’ (Deficit) Equity to shareholders of Webuy Global Ltd	(1,199,634)	4,962,001
(Deficit) Equity attributable to non-controlling interests	(49,979)	39,683
Total Shareholders’ (Deficit) Equity	(1,249,613)	5,001,684
Total Liabilities and Shareholders’ Equity	$3,468,919	$6,408,761

The accompanying notes are an integral part of these consolidated financial statements.

F-3

WEBUY GLOBAL LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Amounts expressed in US dollars (“$”) except for numbers of shares)

	Years Ended
	December 31,
	2021	2020

Revenue	$22,295,682	$12,311,471
Cost of revenue	(19,792,424)	(10,536,929)
Gross profit	2,503,258	1,774,542

Operating expenses
Selling and distribution expenses	(4,314,001)	(2,119,109)
General administrative expenses	(4,423,191)	(3,041,915)
Share-based compensation	(1,973,454)	-
Total operating expenses	(10,710,646)	(5,161,024)

Loss from operations	(8,207,388)	(3,386,482)

Other income (expense)
Other income	66,226	215,120
Finance costs	(25,992)	(1,014)
Total other income	40,234	214,106

Loss before income taxes	(8,167,154)	(3,172,376)
Income taxes	-	-
Net loss	(8,167,154)	(3,172,376)
Less: Net loss attributable to non-controlling interests	(127,250)	(69,448)
Net loss attributable to shareholders of Webuy Global Ltd	$(8,039,904)	$(3,102,928)

Net loss	(8,167,154)	(3,172,376)
Foreign currency translation	(66,023)	114,532
Comprehensive loss	(8,233,177)	(3,057,844)
Less: Comprehensive loss attributable to non-controlling interests	(127,339)	(66,294)
Comprehensive loss attributable to shareholders of Webuy Global Ltd	$(8,105,838)	$(2,991,550)

Basic and diluted loss per ordinary share	$(506.90)	$(280.89)

Basic and diluted weighted average number of ordinary shares outstanding	16,412	11,294

The accompanying notes are an integral part of these consolidated financial statements.

F-4

WEBUY GLOBAL LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts expressed in US dollars (“$”) except for numbers of shares)

					Accumulated
	Ordinary Shares		Additional		Other Comprehensive	(Deficit) Equity	Non-
	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	(Loss) income	to Ordinary Shareholders	controlling Interest	Total Equity
Balance - December 31, 2019	10,000	$10	$1,331,311	$(504,801)	$(9,332)	$817,188	$-	$817,188

Issuance of ordinary shares	4,770	5	7,136,358	-	-	7,136,363	-	7,136,363
Incorporation of subsidiaries	-	-	-	-	-	-	105,977	105,977
Net loss	-	-	-	(3,102,928)	-	(3,102,928)	(69,448)	(3,172,376)
Foreign currency translation	-	-	-	-	111,378	111,378	3,154	114,532
Balance - December 31, 2020	14,770	$15	$8,467,669	$(3,607,729)	$102,046	$4,962,001	$39,683	$5,001,684

Investment in subsidiary	-	-	-	(29,251)	-	(29,251)	37,677	8,426
Share-based compensation	-	-	1,973,454	-	-	1,973,454	-	1,973,454
Net loss	-	-	-	(8,039,904)	-	(8,039,904)	(127,250)	(8,167,154)
Foreign currency translation	-	-	-	-	(65,934)	(65,934)	(89)	(66,023)
Balance - December 31, 2021	14,770	$15	$10,441,123	$(11,676,884)	$36,112	$(1,199,634)	$(49,979)	$(1,249,613)

The accompanying notes are an integral part of these consolidated financial statements.

F-5

WEBUY GLOBAL LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

  (Amounts expressed in US dollars (“$”)

	Years Ended
	December 31,
	2021	2020

Cash Flows From Operating Activities:
Net loss	$(8,167,154)	$(3,172,376)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	87,723	3,995
Depreciation of leasehold improvements and equipment	90,345	53,079
Impairment losses of accounts receivable	-	4,685
Impairment losses of other assets	-	241,699
Loss on disposal of leasehold improvements and equipment	-	19,059
Share-based compensation	1,973,454	-
Non-cash lease costs	249,749	74,964
Changes in operating assets and liabilities:
Inventories	(381,945)	(399,786)
Accounts receivable	(104)	(48,500)
Prepaid expenses and other assets	(48,753)	(405,651)
Operating lease liability	(233,903)	(66,897)
Accounts payable	1,078,955	521,195
Deferred revenue	484,115	-
Other current liabilities	811,543	302,491
Amount due to a director	61,003	7,783
Net Cash used in Operating Activities	(3,994,972)	(2,864,260)

Cash Flows From Investing Activities:
Increase in investment in subsidiary	8,426	-
Investment in subsidiaries by non-controlling interest	-	105,977
Purchase of intangible assets	(459,198)	(9,762)
Purchase of leasehold improvements and equipment	(156,570)	(195,546)
Net Cash used in Investing Activities	(607,342)	(99,331)

Cash Flows From Financing Activities:
Proceeds from issuance of ordinary shares	-	6,119,199
Proceeds from term loan	1,004,978	-
Repayment of loan payables	(44,464)	(4,473)
Net Cash provided by Financing Activities	960,514	6,114,726

Effect of Exchange Rate Changes on Cash	(74,893)	109,327

Net changes in cash	(3,716,693)	3,260,462
Cash at beginning of the year	5,256,041	1,995,579
Cash at end of the year	$1,539,348	$5,256,041

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$25,992	$1,014
Cash paid for taxes	$-	$-
Supplemental Disclosure of Non-Cash Financing Activities:
Conversion of loans payable into ordinary shares	$-	$1,017,164

The accompanying notes are an integral part of these consolidated financial statements.

F-6

WEBUY GLOBAL LTD AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

(Amounts expressed in US dollars (“$”) except for numbers of shares)

Note 1. Organization, Description of Business and Going Concern

Webuy Global Ltd (“Webuy”) was incorporated on August 29, 2022 in the Cayman Islands as a company limited by shares.

Webuy Global Ltd and subsidiaries (“we”, "our", “us” or collectively known as the “Company”) is an emerging Southeast Asian ("SEA") community-oriented e-Commerce retailor ("Community E-Commerce Retailor") with a focus on grocery and travel. Community e-commerce is a deepened extension form of e-commerce, where social media users with mutual interest and like-minded behavior are connected, forming a community group within a network through online medium. Our mission is to make social shopping a new lifestyle for consumers and to empower consumers’ purchases with an efficient cost-saving purchasing model.

Share Swap Agreement

On August 29, 2022, the Company closed a share swap agreement (the “Share Swap”) between Webuy Global Ltd. and New Retail International Ptd Ltd. (“New Retail”), which is a private company with limited liability under Singapore law. Under the Share Swap, 100% of the ordinary shares of New Retail (16,644 shares) were acquired in exchange for 16,644 ordinary shares of Webuy. Upon closing of the Share Swap, New Retail became a wholly owned subsidiary of Webuy and the former shareholders of New Retail held 100% of Webuy prior to the Company’s planned initial public offering.

Reorganization

The Share Swap between Webuy and New Retail, the transaction is considered as a merger of entities under common control. Under the guidance in ASC 805, for transactions between entities under common control, the assets, liabilities and results of operations, are recognized at their carrying amounts on the date of the Share Swap, which required retrospective combination of Webuy and New Retail for all periods presented. The consolidated financial statements have been prepared as if the existing corporate structure had been in existence throughout all periods. This includes a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the reorganization, as of December 31, 2021 and 2020.

Corporate Structure

Details of the Company and subsidiaries are set out below:

Name	Incorporation Date	Percentage of effective ownership	Place of Incorporation	Fiscal Year	Principal Activities
Webuy Global Ltd	August 29, 2022	-	Cayman Islands	December 31	Investment holding
New Retail International Pte Ltd	November 23, 2018	100%	Singapore	December 31	Community-oriented e-commerce platform
Webuy Sdn Bhd[1]	November 8, 2019	71.4%	Malaysia	December 31	Community-oriented e-commerce platform
PT Webuy Social Indonesia	May 5, 2020	95%	Indonesia	December 31	Community-oriented e-commerce platform
Beijing Youmeng IT Co., Ltd[2]	February 3, 2021	100%	the PRC	December 31	Information Technology infrastructure
The Shopaholic Bear Pte Ltd	April 6, 2021	100%	Singapore	December 31	Community-oriented e-commerce platform
Bear Bear Pte Ltd	November 2, 2021	100%	Singapore	December 31	Dormant

____________

1	The entity was disposed of on July 27, 2022.
2	The English name used is a direct translation of its Chinese name. The entity was disposed of on June 26, 2022.

F-7

Going concern

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company incurred net loss of $8,167,154 and $3,172,376 for the years ended December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, the Company had net cash used in operating activities of $3,994,972 and 2,864,260, respectively, the Company had a deficit on total equity of $1,249,613 as of December 31, 2021. These conditions raise doubt about the Company’s ability to continue as a going concern.

In view of these circumstances, the management of the Company has given consideration to the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the Company may have to consider supplementing its available sources of funds through the following sources:

•	Issuance of additional convertible notes and equity to individual persons and/or corporate entities;
•	other available sources of financing from Singapore banks and other financial institutions; and
•	financial support from the Company’s related party and shareholders.

No assurance can be provided that these additional financings will be available on acceptable terms or at all. If management is unable to execute this plan, there would likely be a material adverse effect on the Company’s business. The consolidated financial statements for the years ended December 31, 2021 and 2020 have been prepared on a going concern basis and do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classifications of liabilities that may result from the inability of the Company to continue as a going concern.

Note 2. Summary of Signification Accounting Policies

Basis of presentation and consolidation

The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of WGL in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries from the dates they were incorporated. All intercompany balances and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, accounting for share-based compensation arrangements, estimated useful lives of leasehold improvements and equipment, impairment of long-lived assets, and going concern. Actual results could differ from those estimates and judgments

Cash and cash equivalents

Cash is carried at cost and represent cash on hand and bank deposits. Cash equivalents consist of funds received from customers, which funds were held at the third-party platform’s fund account, and which are unrestricted and immediately available for withdrawal and use.

Periodically, the Company may carry cash balances at financial institutions more than the respective subsidiaries’ government insured limits in Singapore, Indonesia, Malaysia and China ranging from approximately $7,000 to $78,000 per institution. The amount in excess of government insurance as of December 31, 2021 and 2020, was approximately $1,190,585 and $4,957,611 respectively. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant.

F-8

Foreign currencies translation and transactions

The reporting currency of the Company is United States Dollar ("US$") and the accompanying consolidated financial statements have been expressed in “$”. In addition, the Company’s subsidiaries are operating in Singapore, Malaysia, Indonesia and People Republic of China and maintains its books and records in its local currency, Singapore Dollar (“SGD”), Malaysia Ringgit (“MYR”), Indonesia Rupiah (“IDR”) and Chinese Yuan (“CNY”), respectively, which are the functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Shareholders’ equity is translated using the historical rates. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Accounts receivable

Accounts receivable are recorded in accordance with ASC 310, “Receivables.” Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in its existing accounts receivable and other receivables. The Company determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company did not have any off-balance-sheet credit exposure relating to its customers, suppliers or others. For the years ended December 31, 2021 and 2020, the Company did not record any allowances for doubtful accounts against its accounts receivable and other receivables nor did it charge off any such amounts, respectively.

During the years ended December 31, 2021 and 2020, the Company recorded bad debt of $0 and $4,685 respectively.

Share-based compensation

ASC 718 “Compensation – Stock Compensation” prescribes accounting and reporting standards for all share-based payment transactions in which employee services are acquired. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

Share-based compensation amounted to approximately $1.97 million and $0 for the years ended December 31, 2021 and 2020, respectively.

Inventory

Inventories which comprise mainly of merchandise products sold through the Company’s e-commerce business platform are primarily accounted for using the first-in-first-out (“FIFO”) method of accounting. Inventories are measured at the lower of cost and net realizable value. The Company estimates the net realizable value of inventories based on an assessment of expected sales prices. Demand levels and pricing competition could change from time to time. If such factors result in an adverse effect on the Company’s products, the Company might be required to reduce the value of its inventories. There is no allowance of obsolete stocks recognized for the financial years ended December 31, 2021 and 2020.

Intangible assets

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed on a straight-line basis over the estimated periods benefited. Software, technology, and other intangibles with contractual terms are generally amortized over their respective legal or contractual lives. When certain events or changes in operating conditions occur, an impairment assessment is performed and lives of intangible assets with determinable lives may be adjusted.

Intangible assets with finite useful lives are amortized over the estimated economic lives of the intangible assets as follows:

Types of intangible assets	The estimated useful lives of the intangible assets

Applications development	3 years
Software	2 years

F-9

Leasehold improvements and equipment, net

Leasehold improvements and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance and repairs are charged to expense; major additions to physical properties are capitalized.

Depreciation of leasehold improvements is provided using the straight-line method over the shorter of the remaining lease term or their estimated useful lives. Except for leasehold improvements, depreciation of equipment is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Useful life
Motor vehicles	5-10 years
Office equipment	2-8 years
Furniture and fittings	5 years
Computer	3 years
Warehouse equipment	2 years
Leasehold improvements	5 years

Impairment of Intangible and Long-Lived Assets

The Company tests its intangible and long-lived assets for impairment at least annually and whenever events or circumstances change that indicate impairment may have occurred. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others and without limitation: a significant decline in the Company’s expected future cash flows; a sustained, significant decline in the Company’s stock price and market capitalization; a significant adverse change in legal factors or in the business climate of the Company’s segments; unanticipated competition; and slower growth rates.

Leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. The Company records the total expenses on a straight-line basis over the lease term.

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, operating lease liabilities - current, and operating lease liabilities – non-current on the balance sheets. Finance leases are included in leasehold improvements and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Leases with a lease term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations.

Accounts payables and other current liabilities

Accounts payable and other current liabilities are liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

F-10

Fair value measurements

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value. The three tiers are defined as follows:

●	Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

●	Level 2—Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

●	Level 3—Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

As of December 31, 2021 and 2020, the carrying values of the Company’s financial instruments, including cash, accounts receivable and other assets, accounts payable and other current liabilities and loan payables, approximate their fair values due to the short-term nature of these instruments.

Revenue recognition

We adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (ASC Topic 606) for all periods presented. The core principle underlying the revenue recognition of this ASU allows us to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which we expect to be entitled in such exchange. This will require us to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, we apply five-step model to recognize revenue from customer contracts. The five-step model requires that we (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation.

Product revenues

- Performance obligations satisfied at a point in time

We primarily sell goods through group orders directly through our mobile application. We account for the revenue generated from our sales on a gross basis as we are acting as a principal in these transactions and are responsible for fulfilling the promise to provide the specified goods, which we have control of the goods and have the ability to direct the use of goods to obtain substantially all the benefits. Revenue is measured based on the amount of consideration that the Company expects to receive reduced by sales return and discount. In making this determination, we also assess whether we are primarily obligated, subject to inventory risk, have latitude in establishing prices, or has met several but not all of these indicators in accordance with ASC 606-10-55-36 through 40. We recognize the sales of goods when the control of the specified goods is transferred to the customer which is upon delivery of goods to customer. Revenue also excludes any amounts collected on behalf of the third parties, including sales taxes and indirect taxes.

The Company grants "Assets" to customers as commissions earned in our mobile application, which entitle the holders to offset future purchases. Such "Assets" are recorded in "Advances from customers" until they are used.

Cash collected from customers are initially recognized as “Advances from customers” and subsequently reclassified to “Deferred revenue” when cash collected from customers and goods yet to be delivered. Deferred revenue recognized as revenue during the respective years ended December 31, 2021 and December 31, 2020 was $0 and $0.

The Company operates as a single operating segment. The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. The Company’s primary operations are in Singapore and Indonesia, and it has derived substantially all of its revenue from sales to customers in these jurisdictions.

Cost of revenue

Costs are recognized when incurred. Cost of revenue consists of direct labor, materials, freight charges and other direct costs.

F-11

Net Loss Per Share

Basic earnings per share (“EPS”) is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted EPS is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method and as if converted method. Dilutive potential common shares include outstanding restricted stock units.

For the years ended December 31, 2021, and 2020, respectively, the restricted stock units were excluded from the computation of diluted net loss per share as the result was anti-dilutive.

Income Taxes

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The Company conducts its businesses in Singapore, Indonesia and Malaysia and is subject to tax in these jurisdictions. As a result of its business activities, the Company will file separate tax returns in those countries that are subject to examination by the foreign tax authorities.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions and balances.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This standard requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. This standard will be effective for the Company on January 1, 2023. The Company is currently evaluating the impact the adoption of this ASU will have on its consolidated financial statements.

In December 2019, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes (ASU 2019-12), which simplifies the accounting for income taxes. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 on a prospective basis, with early adoption permitted. We adopted the new standard effective January 1, 2021 and the adoption of this guidance did not have a material impact on our financial statements.

In August 2020, the FASB issued ASU 2020-06, ASC Subtopic 470-20 “Debt—Debt with “Conversion and Other Options” and ASC subtopic 815-40 “Hedging—Contracts in Entity’s Own Equity”. The standard reduced the number of accounting models for convertible debt instruments and convertible preferred stock. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting; and, (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in capital. The amendments in this update are effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years.

In November 2021, the FASB issued ASU 2021-10, “Government Assistance (Topic 832)” which enhances disclosure of transactions with governments that are accounted for by applying a grant or contribution model. The new pronouncement requires entities to provide information about the nature of the transaction, terms and conditions associated with the transaction and financial statement line items affected by the transaction. The standard must be adopted for year ends beginning after December 15, 2021, with early adoption permitted.

F-12

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

Note 3. Prepaid expenses and other assets

At December 31, 2021 and 2020, prepayment and other current assets consisted of the following:

	December 31,	December 31,
	2021	2020

Prepayment	$21,209	$8,577
Advance to suppliers	3,698	-
Deposits	161,660	163,107
Other receivables	45,089	11,219
	$231,656	$182,903

The Company recorded $161,660 and $163,107 of deposits as of December 31, 2021 and 2020. The deposits are mainly related to equipment, office and warehouse refundable security deposit and payment service provider rolling reserves.

Note 4. Leasehold improvements and Equipment

At December 31, 2021 and 2020, leasehold improvements and equipment consisted of the following:

	December 31,	December 31,
	2021	2020
Motor Vehicles	$113,975	$78,142
Office equipment	48,183	19,699
Furniture and fittings	4,270	4,409
Computer	37,537	2,779
Warehouse equipment	109,037	87,503
Leasehold improvements	82,410	52,242
	395,412	244,774
Accumulated depreciation	(121,095)	(32,027)
Leasehold improvements and equipment, net of accumulated depreciation	$274,317	$212,747

Depreciation expense of leasehold improvements and equipment for the years ended December 31, 2021 and 2020 is $90,345 and $53,079, respectively.

During the years ended December 31, 2021 and 2020, the Company purchased assets of $156,570 and $195,546, respectively.

The motor vehicles with a net carrying amount of $98,705 (2020: $74,886) are held under finance lease arrangements.

Note 5. Leases

As of December 31, 2021, the Company has operating lease agreements for its office, warehouse facility and motor vehicles and with remaining lease terms of 1 to 15 months. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for the lease and non-lease components of its leases as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

F-13

Operating lease

The Company has entered into commercial operating leases for the use of offices, warehouses and motor vehicles as lessee. These leases have original terms not exceeding 3 years. These leases have varying terms, escalation clauses and renewal rights.

Information pertaining to lease amounts recognized in our consolidated financial statements is summarized as follows:

	December 31,	December 31,
	2021	2020
Leasehold buildings	$411,831	$271,923
Motor Vehicles	88,842	90,720
	500,673	362,643
Accumulated amortization	(292,575)	(69,966)
ROU assets, net of accumulated amortization	$208,098	$292,677

	December 31,	December 31,
	2021	2020
Operating lease cost:
Operating lease costs	$249,749	$74,964
Short-term lease costs	112,796	191,700
	$362,545	$266,664

Supplemental cash flow information:
Operating cash flows from operating leases	$233,903	$66,897
Right-of-use obtained in exchange for new operating lease liabilities	146,443	348,624

Weighted-average remaining lease term (years):
Operating leases	0.9	1.9

As of December 31, 2021 and 2020, the weighted-average discount rate for operating leases was 5.0% and 5.0%, respectively.

Operating leases
Year Ended December 31,
2022	$300,455
2023	2,242
Total operating lease payment	302,697
Less: Imputed interest	(78,850)
Present value of operating lease liabilities	223,847

Operating lease liabilities – current	$222,189
Operating lease liabilities - non-current	$1,658

Note 6. Intangible assets

At December 31, 2021 and 2020, intangible assets consisted of the following:

	December 31,	December 31,
	2021	2020
Software	$69,996	$10,155
Application development	396,312	-
	466,308	10,155
Accumulated amortization	(91,251)	(4,156)
Intangible assets, net of accumulated amortization	$375,057	$5,999

F-14

Amortization expense of intangible assets for the years ended December 31, 2021 and 2020 is $87,723 and $3,995, respectively.

During the years ended December 31, 2021 and 2020, the Company purchased intangible assets of $459,198 and $9,762, respectively.

Note 7. Other current liabilities

At December 31, 2021 and 2020, other current liabilities consisted of the following:

	December 31,	December 31,
	2021	2020
Accrued expenses	$527,089	$309,792
Advance from customers	187,640	105,002
Other payables	532,522	20,914
	$1,247,251	$435,708

Accrued expenses mainly relate to staff-related expenses as of December 31, 2021 and 2020 respectively.

Other payables mainly include outstanding amounts owed to various non-trade vendors as of December 31, 2021 and 2020 respectively.

Note 8. Loans payable

At December 31, 2021 and 2020, loans payable consisted of the following:

	December 31,	December 31,
	2021	2020	Interest rate	Term

Hire purchases - Motor Vehicle	$61,034	$73,490	5.7% effective rate	84 months
Term loan	965,517	-	10.8% effective rate	30 months
	1,026,551	73,490
Less current portion	424,727	8,813
Long-term loans payable	$601,824	$64,677

On August 27, 2020, the Company acquired a motor vehicle pursuant to a hire purchase financing arrangement.

The Company has booked interest expense on the loans of $25,992 and $1,014 for the years ended December 31, 2021 and 2020 respectively.

On August 19, 2021, The Company entered into an unsecured term loan agreement with a third party and obtained a loan facility in the amount of $1.0 million with a maturity date 30 months from September 24, 2021.The loan bears an interest rate of 6% per annum on the initial facility amount.

Finance lease

Future minimum lease payments under finance leases that have initial non-cancelable lease terms in excess of one year as of December 31, 2021 were as follows:

Finance leases
Year Ended December 31,
2022	$13,222
2023	13,222
2024	13,222
2025	13,222
2026	13,222
Thereafter	7,699
73,809
Less: Imputed interest	(12,775)
Financing lease liabilities	61,304

Financing lease liabilities – current	$10,934
Financing lease liabilities - non-current	$50,100

F-15

Note 9. Related Party Transactions

As of December 31, 2021 and 2020, the Company recorded due to a director of $68,786 and $7,783, respectively. The amounts are unsecured, non-interest bearing and due on demand.

The transactions amount due to a director are as of the following:

	2021	2020
Beginning of the year January 01	$7,783	$-
Advances for operation and administration expenses	1,671,801	36,513
Payments made to a director	(1,610,798)	(28,730)
Year ended December 31	$68,786.00	$7,783

Note 10. Equity

Authorized Shares

The Company has 100,000,000 authorized ordinary shares, par value $0.001 per share.

Ordinary Shares

On August 29, 2022, 18,466 ordinary shares of the Company were issued to the participating shareholders in connection with the reorganization of the Company.

During the financial year ended December 31, 2020, the Company issued 4,770 new ordinary shares amounting to $7,136,363.

Restricted Share Units

On January 1, 2021, the Company granted 1,642 restricted share units amounting to $3,289,090, with a vesting period of twenty (20) months effective from the grant date, subject to forfeiture and restrictions which limited the sale or transfer of the shares during the restriction period. The fair value of the restricted share units was estimated on the grant date based on the Company's most recent observable price of cash transactions with unrelated parties for issuance of its equity securities in September 2020. During the year ended December 31, 2021, the Company recorded share-based compensation of $1,973,454 in its consolidated statements of operations and comprehensive loss.  On August 29, 2022, the Company issued 1,642 ordinary shares at the end of the vesting period.

Note 11. Income tax

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive loss.

F-16

Enterprise income tax

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Singapore

Subsidiaries incorporated in Singapore are subject to the Singapore Corporate Tax rate of 17% for the years ended December 31, 2021 and 2020.

Indonesia

Domestic statutory corporate income tax rate in Indonesia was reduced from 25% to 22% with effect from the financial year 2020.

Malaysia

Domestic statutory corporate income tax rate in Malaysia is subject to the Malaysia enterprise income tax rate of 24% for the years ended December 31, 2021 and 2020.

China

Domestic statutory corporate income tax rate in China is subject to the China corporate income tax rate of 25% for the years ended December 31, 2021 and 2020.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years. Deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

A reconciliation of the expected income tax recovery to the actual income tax recovery is as follows:

	December 31,	December 31,
	2021	2020
Net loss before income taxes	$(8,167,154)	$(3,172,376)

Income tax expenses attributable to net income at Singapore statutory rate of 17% (*)	(1,388,416)	(539,304)
Effect of different tax rates in other jurisdictions	(48,323)	(54,974)
Non-deductible expenses	34,595	94,915
Singapore tax exemption or non-taxable income	(7,159)	(13,568)
Unrecognized deferred tax asset	1,409,303	512,931
Total tax provision	$-	$-

(*)

The Company has reconciled to the Singapore statutory tax rate of 17% to reflect the location of the Company’s operating activities and rather than reconciling to Cayman Islands statutory tax rate of 0%.

F-17

The components of the deferred tax assets are as follows:

	December 31,	December 31,
	2021	2020
Tax loss carry forwards	$699,275	$327,015
Deferred tax assets	118,877	55,592
Valuation allowance	(118,877)	(55,592)
Total deferred tax assets, net	$-	$-

According to Singapore Income Tax Act, due to change of ownership in New Retail. The tax losses carry forwards of $3,012,539 and $10,137,855 for the year ended December 31, 2020 and 2021, respectively, cannot be used to offset future profit.

Note 12. Concentrations and Risks

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

There was no single customer who represent 10% or more of the Company’s total revenue for financial years ended December 31, 2021 and 2020.

There was no single customer who represent 10% or more of the Company’s total accounts receivable as of December 31, 2021 and 2020.

There is no single supplier who represent 10% or more of the Company’s total purchases for financial years ended December 31, 2021 and 2020.

There is no single supplier who represent 10% or more of the Company’s total accounts payable as of December 31, 2021 and 2020.

Credit Risk

Credit risk is the potential financial loss to the Company resulting from the failure of a customer or a counterparty to settle its financial and contractual obligations to the Company, as and when they fall due. As the Company does not hold any collateral, the maximum exposure to credit risk is the carrying amounts of trade and other receivables (exclude prepayments) and cash and bank deposits presented on the consolidated balance sheets. The Company has no other financial assets which carry significant exposure to credit risk.

Foreign Currency Risk

The Company operates in multiple markets, which exposes it to the effects of fluctuations in currency exchange rates as it reports its financials and key operational metrics in USD. The Company earns revenue denominated in local currencies of Southeast Asia. The Company generally incur expenses for employee compensation and other operating expenses in the local currencies in the markets in which it operates. Fluctuations in the exchange rates among the various currencies that the Company uses could cause fluctuations in its operational and financial results.

F-18

Note 13. Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among others, government investigations and tax matters. In accordance with ASC No. 450-20, “Loss Contingencies”, we will record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. In the opinion of management, there were no pending or threatened claims and litigation as of December 31,2021 and through September 21, 2022, the date the consolidated financial statements were available to be issued.

Note 14. Subsequent Events

The Company evaluated all additional events subsequent to the balance sheet date through September 21, 2022, the date the consolidated financial statements were available to be issued, and determined the following items:

From February 1, 2022 to April 14, 2022, the Company issued a series of Simple Agreement for Future Equity notes (“SAFE”) with aggregated principal amount of $750,000 to various investors. The SAFE notes have been converted by the investors, for 205 ordinary shares, during reorganization of the Company on August 29, 2022.

From March 1, 2022 to June 24, 2022 the Company issued a series of Convertible Loan Notes (“Note”) with aggregated principal amount of $2,920,800 to various investors. The Note bears interest of 10% per annum and has a maturity date of eighteen (18) months from the funding date. The Note has been converted by the investors, for 400 ordinary shares, during the reorganization of the Company on August 29, 2022.

The Company has subsequently determined and disposed the investment in China subsidiary, namely Beijing Youmeng IT Co., Ltd on June 26, 2022 and Malaysia subsidiary, namely Webuy Sdn Bhd on July 27, 2022 respectively. The subsequent disposal of the two subsidiaries has no material effect on the financial performance of the Company.

F-19

Until             , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in an addition to the dealers obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

            ordinary shares

WEBUY GLOBAL LTD.

                     , 2022

134

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our M&A provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former secretary or any of our officers in respect of any matter identified in above on condition that the secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

The Underwriting Agreement, the form of which has been filed as Exhibit 1.1 to this Registration Statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

Upon the incorporation of the Company on August 29, 2022, we have an authorized share capital of $100,000. On August 29, 2022, the Company entered into a share swap agreement with New Retail, pursuant to which 100% of the ordinary shares of New Retail (16,644 shares) were acquired in exchange for 16,644 ordinary shares of Webuy Global Ltd.. Upon closing of the share swap transaction, New Retail became a wholly owned subsidiary of Webuy Global Ltd. and the former shareholders of New Retail held 100% of the ordinary shares of Webuy Global Ltd. These shares were issued in reliance on the exemption under Regulation S of the Securities Act.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits

See Exhibit Index beginning on page II-5 of this registration statement.

(b)	Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

II-1

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes to file post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering

(3) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore on    , 2022.

WEBUY GLOBAL LTD

By:	/s/
Bin Xue
Chief Executive Officer
(Principal Executive Officer)

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Bin Xue as attorney-in-fact with full power of substitution, for him in any and all capacities, to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act, and any rules, regulations, and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of the ordinary shares of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the Registration Statement on Form F-1 (the “Registration Statement”) to be filed with the Securities and Exchange Commission with respect to such Shares, to any and all amendments or supplements to such Registration Statement, whether such amendments or supplements are filed before or after the effective date of such Registration Statement, to any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act, and to any and all instruments or documents filed as part of or in connection with such Registration Statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such Registration Statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/	Chief Executive Officer and Chairman of the Board of Director	, 2022
Name: Bin Xue	(Principal Executive Officer)

/s/	Chief Financial Officer	, 2022
Name: Ai Lian Phang	(Principal Accounting and Financial Officer)

/s/	Chief Technology Officer	, 2022
Name: Lei Liu

/s/	Director	, 2022
Name: Michelle Ting Ting Tan

II-3

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on       , 2022.

By:	/s/
Name: Colleen A. De Vries
Title: Senior Vice President

II-4

EXHIBIT INDEX

Exhibit No.	Description
1.1**	Form of Underwriting Agreement
3.1**	Memorandum and Articles of Association
5.1**	Opinion of Conyers regarding the validity of the ordinary shares being registered
8.1**	Opinion of Rajah & Tann Singapore LLP regarding certain Singapore tax matters (included in Exhibit 99.2)
8.2**	Opinion of Assegaf Hamzah & Partners regarding certain Indonesia tax matters (included in Exhibit 99.3)
10.1*	Form of Employment Agreement
10.2*	Form of Director Offer Letter
10.3*	Form of Independent Director Offer Letter
10.4*	Form of Group Leader Contract
10.5*	Form of Supplier Sales Contract
10.6*	Share Swap Agreement by and among New Retail and Shareholders dated August 29, 2022
10.7*	Form of Collaboration Agreement between PT Webuy Social Indonesia and Indonesian Local Stores
21.1*	List of Subsidiaries
23.1**	Consent of OneStop Assurance PAC
23.2**	Consent of Conyers (included in Exhibit 5.1)
23.3**	Consent of Rajah & Tann Singapore LLP (included in Exhibit 99.2)
23.4**	Consent of Frost & Sullivan
24.1*	Powers of Attorney (included on signature page)
99.1**	Code of Business Conduct and Ethics of the Registrant
99.2**	Opinion of Rajah & Tann Singapore LLP
99.3**	Opinion of Assegaf Hamzah & Partners
99.3**	Audit Committee Charter
99.4**	Nominating Committee Charter
99.5**	Compensation Committee Charter
99.6**	Consent of William Tat-Nin Chang
99.7**	Consent of Lixia Tu
99.8**	Consent of Lizhi Qiao
107**	Filing Fee table

*	Filed herewith.
**	To be filed by amendment.

II-5